Exhibit 99.2

Management Proxy Circular
Notice of
Annual Meeting of Shareholders
to be held May 11, 2016 On track

Cameco is one of the world’s largest uranium producers, accounting for about 18% of the world’s production in 2015.

We also supply much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today.

You have received this document because you are a Cameco shareholder and are entitled to vote at our 2016 annual meeting of shareholders. Please remember to vote.

What’s inside
Letter to shareholders	1
Notice of our 2016 annual meeting	3
Management proxy circular	4
Business of the meeting	5
About voting	7
About the nominated directors	10
Governance at Cameco	21
• Our shareholder commitment	22
• Governance principles	23
• About the board	25
• Board committees	35
Compensation	39
• Compensation governance	40
• Director compensation	43
• Executive compensation	47
Other information	91
Appendixes	92

Cameco is widely recognized for excellence in corporate governance and best practices in building and sustaining shareholder value
●	honourable mention for corporate disclosure, 2015 CPA Canada Awards of Excellence in Corporate Reporting
●	winner of the inaugural 2015 Achievement in Private Sector Risk Management (Mastering Risk) award for excellence in Canadian risk, control and audit management practices
●	winner of the 2015 Excellence in Governance Award for Best sustainability, ethics and environmental governance program by the Canadian Society of Corporate Secretaries
●	winner of the 2014 New York Stock Exchange inaugural leadership award for exemplary CD&A disclosure by a compensation committee
●

past winner of the Canadian Coalition for Good Governance’s governance gavel awards for best disclosure for approach to executive compensation and for best disclosure of board governance practices and director qualifications for governance

TSX:	CCO	Cameco Corporation 2121-11th Street West Saskatoon, Saskatchewan S7M 1J3
NYSE:	CCJ
cameco.com

Letter to shareholders

Dear fellow shareholder,

On behalf of Cameco’s board of directors, I am pleased to invite you to the 2016 annual meeting of shareholders. The meeting will be held on May 11, 2016 in Saskatoon, and available to all shareholders by webcast. You can read about each item of business in the management proxy circular, which begins on page 4.

The circular also provides important information about voting, the directors who are standing for election this year, our governance practices and director and executive compensation. The board has worked conscientiously over the past year to oversee Cameco’s affairs and work with management on the company’s strategic direction. Our focus continues to be on achieving steady progress on Cameco’s four measures of success, paying particular attention to strategy and value creation, risk oversight and board governance – areas we see as fundamental to Cameco’s sustainability and future success.

Strategy

We discuss the corporate strategy at every regular board meeting, working with management to ensure that the strategy addresses the near- and medium-term challenges in the nuclear industry and positions Cameco to benefit from the strong demand we anticipate over the long term. We also had two in-depth strategic planning sessions with management in 2015, focusing specifically on Cameco’s tier-one asset strategy, so we can be nimble and take advantage of the market when it turns, and deliver the best value to shareholders.

Risk oversight

Strong risk oversight is also one of our key responsibilities, and includes both strategic risks and the structured enterprise risk management (ERM) program that allocates oversight of certain risks to specific board committees. Management and the board have dedicated a significant amount of time over the last several years to developing and refining the ERM program. We are proud of what we now consider a mature program – one that has earned Cameco recognition as winner of the inaugural 2015 Achievement in Private Sector Risk Management award for excellence in Canadian risk, control and audit management practices.

Sound governance

We review our governance practices regularly to ensure Cameco continues to be well served and remains at the forefront of good governance. The board, committee and director assessments that we conduct every year also help us to improve our own processes and the work we do as Cameco directors. The chair of the nominating, corporate governance and risk committee met individually with each director to review their assessment, capacity and commitment to Cameco’s board.

2015 HIGHLIGHTS

Despite challenging market conditions, Cameco performed well in 2015, exceeding its production guidance, delivering on its financial guidance and achieving record annual revenue from its uranium segment.

Annual revenue of $2.75 billion	Produced 11.3 million lbs (100% basis) of packaged uranium concentrate from ore mined at Cigar Lake	Record average realized uranium price of $57.58 ($Cdn)

LETTER TO SHAREHOLDERS    1

Executive compensation

We conduct an in-depth review of executive compensation every three years, and completed a review in 2015. Directors recognize the importance of linking executive pay to both the execution of Cameco’s business plan and our commitment to deliver strong returns to our shareholders. The chair of the human resources and compensation committee reports on the key outcomes of the review and the committee’s response to ensure executive compensation at Cameco continues to be well structured, linked to performance and in alignment with shareholder interests (see page 49). He also gives important insights into the nuclear industry, executive compensation at Cameco and decisions by the committee and board on executive pay for 2015.

Board renewal

Having the right diversity and mix of skills and experience on the board is critical to our ability to carry out our duties and responsibilities effectively. A regular review of our competency and attribute matrices and diversity policy helps ensure that the board’s composition is appropriate and meets Cameco’s needs. We undertook a director search in 2015 that resulted in the appointment of Don Kayne, CEO of Canfor Corporation and Canfor Pulp Products Inc., to the board. Don’s CEO experience and his knowledge of emerging Asian markets brings a unique perspective to our board. We are also in the midst of a search for a female director with appropriate industry experience and other skills. You can read more about the search process on page 30.

Looking ahead

Despite the prolonged weakness in the uranium market and the downward pressure on Cameco’s share price, we remain confident of the long-term prospects for both Cameco and the nuclear industry. The board and management thank you for your continued confidence.

This year, two directors are retiring from the board – Jim Curtiss and Nancy Hopkins. On behalf of the board, I want to thank them for their wisdom, judgment and contributions over many years of service. The board has benefited from Jim’s vast experience in the U.S. nuclear sector and his expertise in executive compensation as chair of the human resources and compensation committee for the last 14 years. Nancy has been instrumental in driving many of Cameco’s strong governance practices. Over the course of her tenure, she has chaired the nominating, corporate governance and risk committee (2009-2016), audit and finance committee (1999-2009) and human resources and compensation committee (1994-1999). We wish them well.

Please take some time to read the attached management proxy circular to decide how you want to vote your shares. Your vote is important.

Sincerely,

Neil McMillan

Chair of the board

Cameco Corporation

VIDEO MESSAGE FROM THE CHAIR
See the Chair’s video at cameco.com/about/governance

2015 AWARDS
●	Top 100 Employers in Canada (Mediacorp)	●	Canada’s Best Diversity Employers (Mediacorp)

●	Saskatchewan’s Top Employers	●	Canada’s Top Employers for Young People (Mediacorp)

2    CAMECO CORPORATION

Notice of our 2016 annual meeting of shareholders

You are invited to our 2016 annual meeting:

When

Wednesday, May 11, 2016

8:30 a.m. CST

Where

Cameco Corporation

2121 - 11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 14, 2016, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 9 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 7, 2016

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2017 annual meeting is January 9, 2017 and we require advance notice for nominating directors (see page 91 for details).
Access our 2015 annual report and other documents and information online:
● cameco.com
● sedar.com (SEDAR)
● sec.gov/edgar.shtml (EDGAR)
See page 91 for more information.

TOTAL COMMON SHARES OUTSTANDING

395,792,522	December 31, 2015
395,792,522	March 8, 2016
CST Trust Company is our transfer agent and registrar (see page 9 for details).

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS    3

Management proxy circular

You have received this circular because you owned Cameco common shares on March 14, 2016. Management is soliciting your proxy for our 2016 annual meeting of shareholders.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 11, 2016 and to vote your shares in person or by proxy.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

You may have received with this circular a copy of our 2015 annual report (if you requested a copy or one was otherwise required to be sent to you). This information is also available on our website (cameco.com).

THINGS TO NOTE

Key terms in this document
● you and your refer to the shareholder
● we, us, our and Cameco mean Cameco Corporation
● shares and Cameco shares mean Cameco’s common shares, unless indicated otherwise
● all dollar amounts are in Canadian dollars, unless indicated otherwise
● information is as of March 8, 2016, unless indicated otherwise.
Your vote is important
This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this circular or voting in person at the meeting.

Cameco employees or representatives of Kingsdale Shareholder Services (Kingsdale) may contact you to encourage you to vote. If you have any questions or need more information about voting your shares, call Kingsdale at 1.888.518.1558 (toll free in North America) or 416.867.2272 (collect calls accepted) outside of North America. Or send an email to contactus@kingsdaleshareholder.com.

We are paying Kingsdale approximately $50,000 for their services.

4    CAMECO CORPORATION

Business of the meeting

We require majority approval on the items of business, except for the election of directors (see Our policy on majority voting on page 10).	WE NEED A QUOROM

1.   Elect directors

You will elect 10 directors to our board to serve for a term of one year. Since our last annual meeting, the board appointed one new director to the board and he will stand for election for the first time. The other nine nominated

 We can only hold the meeting and transact business if we have a quorum at the beginning of the meeting – when the people at the meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

directors currently serve on the board. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them (see page 10).

The director profiles starting on page 11 tell you about each director’s background and experience and membership on Cameco board committees.

We recommend you vote for all of the nominated directors.

2.   Reappoint the auditors

You will vote on reappointing the independent auditors. Auditors reinforce the importance of a diligent and transparent financial reporting process. They strengthen investor confidence in our financial reporting.

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since we incorporated. You can vote for reappointing KPMG, or you can withhold your vote.

KPMG provides us with three types of services:

● audit services — generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

● audit-related services — include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

● tax services — relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2014 and 2015. The board has invited a representative of KPMG to attend the meeting.

	2015 ($)	% OF TOTAL FEES (%)	2014 ($)	% OF TOTAL FEES (%)
Audit fees
Cameco	1,939,000	57.3	1,743,300	48.7
Subsidiaries	904,900	26.7	798,900	22.4
Total audit fees	2,843,900	84.0	2,542,200	71.1

Audit-related fees
Translation services[1]	–	0.0	178,500	5.0
Pensions and other[2]	27,300	0.8	177,800	5.0
Total audit-related fees	27,300	0.8	356,300	10.0

Tax fees
Compliance[3]	150,500	4.5	307,800	8.6
Planning and advice[4]	362,600	10.7	367,400	10.3
Total tax fees	513,100	15.2	675,200	18.9

Total fees	3,384,300	100.0	3,573,700	100.0

1.	2014 fees for translation services relate to French translation of the MD&A for December 2013 and March, June and September 2014.

2.	2014 fees include the audit of Cameco’s pension plans and finance services related to the base shelf prospectus.

3.	Fees were lower in 2015 because of a decrease in fees for subsidiary tax compliance services and the preparation of US tax returns.

4.	Includes fees paid for transfer pricing advisory services.

We recommend you vote for reappointing KPMG as our auditors.

2016 MANAGEMENT PROXY CIRCULAR    5

3.   Receive financial statements

Our consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2015 will be presented at the meeting.

You can download a copy of our 2015 annual report (which includes our consolidated financial statements for the year ended December 31, 2015 and the auditors’ report) from our website (cameco.com/invest/financial-information). You received a copy of the annual report if you requested a copy or one was otherwise required to be sent to you.

4.   ‘Say on pay’

You will vote on our approach to executive compensation as disclosed in this circular starting on page 59. The board believes this non-binding advisory vote gives shareholders a timely and effective way to provide input to the board and the human resources and compensation committee on this important matter.

Every year the board and the human resources and compensation committee discuss the results and nature of shareholders’ comments as well as the trend in shareholders’ views on our approach to executive compensation. These discussions provided important background and insights for our compensation review in 2015 and our ongoing efforts to encourage dialogue and outreach with shareholders generally (see page 22).

Please take some time to read about our compensation strategy and how we assess performance, the sound decision-making by the board and how we manage compensation risk (see page 53 and pages 59 to 70).

Vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2016 annual meeting of shareholders.

We recommend you vote for our approach to executive compensation.

5.   Other business

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

ABOUT VOTING RESULTS

We will disclose the voting results on the items of business in our report on the 2016 annual meeting voting results shortly after the meeting.

Go to our website cameco.com/invest/events-presentations/2016-annual-meeting-of-shareholders or sedar.com following the meeting to see voting results.

MORE ABOUT ‘SAY ON PAY’

We have held an advisory vote on ‘say on pay’ every year since we introduced it in 2010. We monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate. We do a comprehensive risk assessment of our executive compensation program every three years. See page 49 to read about the 2015 compensation review.

You can write to the board or committee chair about your views on executive compensation (see page 22 for details).

QUESTIONS?

If you have questions about voting, completing the proxy form or residency declaration, or about the meeting in general, please contact our proxy solicitation agent, Kingsdale Shareholder Services.

Phone:    1.888.518.1558

                (toll free within North America)

                1.416.867.2272

                (collect from outside North America)

Email       contactus@kingsdaleshareholder.com.

6    CAMECO CORPORATION

About voting

Who can vote

We have common shares and one class B share, but only holders of our common shares have full voting rights.

If you held common shares at the close of business on March 14, 2016 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where ownership and voting restrictions apply.

As of March 8, 2016, we had 395,792,522 common shares issued and outstanding.

Ownership and voting restrictions

There are restrictions on owning, controlling and voting Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially, or control your investment interest in Cameco directly or indirectly. These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.

See Appendix A on page 92 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. The following is a summary of the limitations listed in our company articles.

RESIDENTS

A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

NON-RESIDENTS

A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

VOTING RESTRICTIONS

All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

RESIDENCY DECLARATIONS

We require shareholders to declare their residency, ownership of Cameco shares, and other things relating to the restrictions, so we can verify compliance with the ownership and voting restrictions on our shares.

Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend the meeting. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to decide whether our ownership restrictions have been complied with.

WHY RESIDENCY IS IMPORTANT

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.

A non-resident is:

●  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

●  a corporation

●  that was incorporated, formed or otherwise organized outside Canada, or

●  that is controlled by non-residents, either directly or indirectly

●  a trust

●  that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents or

●  where non-residents have more than 50% of the beneficial interest

●  a foreign government or foreign government agency.

Anyone not included in the above description of non-resident is considered a resident. Residents can be individuals, corporations, trusts and governments or government agencies.

ENFORCEMENT

The company articles allow us to enforce the ownership and voting restrictions by:

●  suspending voting rights

●  forfeiting dividends

●  prohibiting the issue and transfer of Cameco shares

●  requiring the sale or disposition of Cameco shares

●  suspending all other shareholder rights.

2016 MANAGEMENT PROXY CIRCULAR    7

Principal holders of common shares

We have one principal holder of our common shares as of December 31, 2015, as reported in a Schedule 13G filing made with the US Securities Exchange Commission – Blackrock, Inc. of New York, NY held 24,401,831 common shares (including its subsidiaries), or approximately 6.2%, of our total common shares outstanding.

Management is not aware of any other shareholder who holds 5% or more of our common shares.

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.

The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

●	amend Part 1 of Schedule B of the articles, which states that:

●	Cameco’s registered office and head office operations must be in Saskatchewan

●	the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

●	all annual meetings of shareholders must be held in Saskatchewan

●	amalgamate, if it would require an amendment to Part 1 of Schedule B, or

●	amend the articles in a way that would change the rights of class B shareholders.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two Crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:

●   assuming substantially all of the current liabilities and certain other liabilities of the two companies

●   issuing common shares

●   issuing one class B share

●   issuing promissory notes.

The company was incorporated under the Canada Business Corporations Act.

You can find more information about our history in our most recent annual information form, which is available on our website (cameco.com/investors).

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholders to vote your shares at the meeting according to your instructions. Or you can appoint someone else to represent you and vote your shares at the meeting.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

●	for electing each nominated director

●	for appointing KPMG LLP as auditors

●	for the advisory vote on our approach to executive compensation.

If for any reason a nominated director becomes unable to serve, the Cameco proxyholders have the right to vote for another nominated director at their discretion, unless you have indicated that you want to withhold your shares from voting on the election of directors.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as he or she sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

ARE YOU A REGISTERED OR A NON-REGISTERED SHAREHOLDER?

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.

The voting process is different depending on whether you are a registered or non-registered shareholder (see below for details).

Cameco sends proxy materials directly to registered shareholders and provides materials to intermediaries to forward to non-registered shareholders. We pay the cost of proxy solicitation for all registered and non-registered shareholders.

8    CAMECO CORPORATION

WAYS TO VOTE BY PROXY

Registered shareholders can vote in one of four ways.

1.   On the internet

Go to cstvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which appears below your name and address on your proxy form.

2.   By fax

Complete the enclosed proxy form, including the residency declaration, sign and date it and fax both pages of the form to:

CST Trust Company

Attention: Proxy department

1.866.781.3111 (toll free within North America)

1.416.368.2502 (from outside North America)

3.   By mail

Complete your proxy form, including the residency declaration, sign and date it, and send it to our transfer agent in the envelope provided or to the following address:

CST Trust Company

Attention: Proxy department

P.O. Box 721

Agincourt, Ontario M1S 0A1

4.   By appointing someone else to attend the meeting and vote your shares for you

Print the name of the person you are appointing as your proxyholder in the space provided. This person does not need to be a shareholder.

Make sure your appointee understands that they must attend the meeting and vote your shares, otherwise your vote will not be counted. Your proxyholder will need to check in with a CST Trust Company representative when they arrive at the meeting.

Non-registered shareholders: Submit your voting instructions by following the instructions on the enclosed voting instruction form. Submit them right away to give your nominee enough time to receive them and send them to our transfer agent in time for the meeting.

In most cases, you can send your voting instructions via the internet or by fax or mail. Your nominee will likely need to receive instructions from you at least one business day before Monday, May 9, 2016.

Send your completed proxy form right away.

Make sure you allow enough time for it to reach our transfer agent if you are sending it by mail. CST Trust Company must receive your proxy voting instructions before 8:30 a.m. CST on Monday, May 9, 2016 for it to be valid.

If the meeting is postponed or adjourned, CST Trust Company must receive your voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the reconvened meeting.

If you are an administrator, trustee, attorney or guardian for a person who beneficially holds or controls Cameco shares, or an authorized officer or attorney acting on behalf of a corporation, estate or trust that beneficially holds or controls our common shares, follow the instructions on the proxy form.

The notice can be from you or your attorney, if he or she has your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for the receipt of proxy voting instructions without notice.

VOTING IN PERSON

Do not complete the enclosed proxy form if you are a registered shareholder and want to vote in person. Your vote will be taken and counted at the meeting.

Non-registered shareholders: If you want to vote in person at the meeting, follow the instructions on the enclosed voting instruction form to appoint yourself as proxyholder, or to appoint someone else to attend the meeting and vote for you.

If you appoint yourself or someone other than the Cameco proxyholders and do not specify how your shares are to be voted, you or your appointee will have full discretionary authority to vote at the meeting.

If you change your mind

If you change your mind about how you want to vote your shares, you can revoke your proxy or voting instructions. Instructions provided on a proxy form or voting instruction form with a later date, or at a later time if you are voting on the internet, will revoke any prior instructions.

Any new instructions will only take effect if they are received by CST Trust Company before 8:30 a.m. CST on Monday, May 9, 2016. If the meeting is postponed or adjourned, CST Trust Company must receive your new voting instructions at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. If you are a registered shareholder, you can revoke your proxy without providing new voting instructions by:

●	sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5 p.m. CST on Tuesday, May 10, 2016. If the meeting is postponed or adjourned, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened.

●	giving a notice in writing to the chair of the meeting before the start of the meeting.

●	giving notice in any other manner permitted by law.

Non-registered shareholders: Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or you want to vote in person instead.

2016 MANAGEMENT PROXY CIRCULAR    9

About the nominated directors

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board to act in the best interests of Cameco.

This year the board has nominated 10 directors. Since our last annual meeting, the board appointed Don Kayne to the board and he will stand for election for the first time. The other nine directors currently serve on the board and have agreed to stand for re-election.

The following directors are nominated for election:

Ian Bruce	Tim Gitzel
Daniel Camus	Jim Gowans
John Clappison	Don Kayne
Donald Deranger	Anne McLellan
Catherine Gignac	Neil McMillan

Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

The director profiles starting on the next page tell you about each director, including his or her qualifications, background, experience, committee membership, meeting attendance, how much equity he or she owns in Cameco and 2015 voting results.

The directors have been selected based on their collective ability to contribute expertise to the broad range of issues the board faces when carrying out its responsibilities in overseeing our business and affairs.

Diversity and independence are also important requirements of our board to make sure decisions are made in the best interests of the company. See page 25 for information on independence and page 27 for information on board diversity.

You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for each of the nominated directors (see pages 11 to 17 for details).

WHERE TO FIND IT	11

• Director profiles..................................................	11
• Meeting attendance...........................................	18
• Director development.........................................	19
• About the board..................................................	25
• Board committees..............................................	35

OUR POLICY ON MAJORITY VOTING

Under corporate law, a nominated director can be elected with a single for vote, no matter how many votes were withheld.

We adopted a majority voting policy in 2006 to govern the election of directors in an uncontested election (where the number of nominated directors equals the number of board positions). It requires each director to receive a majority of for votes in order to be elected.

Any director who receives more withhold than for votes in an uncontested election must offer to resign immediately.

Our nominating, corporate governance and risk committee will review the voting result and recommend to the board whether to accept the resignation or not within 90 days of the meeting. Unless there are exceptional circumstances, the committee and the board will accept the resignation and it will take effect when accepted by the board. The resigning director does not participate in any board or committee deliberations on the matter.

The board will announce its decision immediately. If it rejects the resignation, it will fully explain why. If the board accepts the resignation, it may appoint a new director to fill the vacancy.

10    CAMECO CORPORATION

Director profiles

The following pages tell you about each nominated director as of March 8, 2016, including their background, experience and memberships on other public company boards. Eight of the 10 nominated directors (80%) are independent.

The profiles include the voting results for each director at last year’s annual meeting and their 2015 meeting attendance. Each director has provided the information about the Cameco shares they own or exercise control or direction over. Their holdings of Cameco shares and deferred share units (DSUs) are as of December 31, 2015.

Non-executive directors receive part of their compensation in DSUs, aligning the interests of our directors and shareholders. Each director’s profile shows the total value of his or her shares and DSUs. We have calculated that value by using $17.07 for 2015 and $19.05 for 2014, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX). When reviewing compliance with our share ownership guidelines, we use our year-end share price on the TSX or the price the shares or units were acquired at, whichever is higher.

All non-executive directors are in compliance with the share ownership guidelines for directors. Tim Gitzel, our CEO, is also in compliance with his share ownership guidelines.

DIRECTOR SHARE OWNERSHIP

We increased our share ownership requirements for directors and the board chair from three times to four times their annual retainer in 2014 (see page 43).

See page 45 for the portion of the total retainer that each non-executive director received in DSUs in 2015.

Neil McMillan (64) | Chair of the board | Independent

Neil McMillan is the former president and CEO of Claude Resources Inc., a Saskatchewan-based gold mining company. Neil previously served on the board of Atomic Energy Canada Ltd., a Canadian government nuclear reactor production and services company and currently serves on the board of Shore Gold Inc.

Neil holds a bachelor of arts degree from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Neil’s CEO experience gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator, and his knowledge of the political

Neil has been a Cameco director for 13 years. He brings extensive business, industry and senior executive experience to the board. He serves as chair of the Cameco board and is an ex-officio member of each of the five board committees.

and business environment in Saskatchewan, are valuable when the board is reviewing investment opportunities. In addition to his extensive experience as a senior executive, he has served on the compensation and audit committees of other public company boards and served two years on Cameco’s human resources and compensation committee. Neil served as a director of Philom Bios Inc. from 1997 to 2003 and as a director of Claude Resources Inc. from 1995 to 2014.

2015				2015 ATTENDANCE
VOTING RESULTS	BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL*
98.7% for 1.3% withheld	Board of directors (chair)	5 of 5	5 of 5	100%

Director since 2002 Saskatoon, SK Canadian Experience ● CEO experience ● Executive compensation ● Government relations ● Investment industry ● Mining ● Risk management	* As board chair, Neil also attended 25 committee meetings in an ex-officio capacity.
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

	Shore Gold Inc.		Audit, Compensation
SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

	2015 2014 Change	600 600 –	64,157 49,959 14,198	64,757 50,559 14,198	$1,105,406 963,158 $142,348	Yes

For share ownership compliance, Neil’s shares and DSUs held at December 31, 2015 are valued at $1,703,672

2016 MANAGEMENT PROXY CIRCULAR    11

Director since 2012 Calgary, AB Canadian	Ian Bruce (62) | Independent
	Ian Bruce is the former president and CEO of Peters & Co. Limited, an independent investment dealer. He has more than 30 years of experience in investment banking with specialization in corporate finance and mergers and acquisitions, predominantly in the oil and gas industry.

Ian brings a strong finance and investment banking background as well as board, executive and energy sector experience to the Cameco board and his work on three of our board committees.

He also serves on the audit committees of two other public companies.

Ian is a fellow of the Chartered Professional Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and is a chartered business valuator. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Ian is also a past board member and chair of the Investment Industry Association of Canada.

	Ian is a director of the private companies Laricina Energy Ltd., Pumpwell Solutions Ltd. and TriAxon Oil Corp. He was a director of the public company Hardy Oil & Gas plc from 2008 to 2012.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	90.1% for	Board of directors	5 of 5	5 of 5	100%
	9.9% withheld	Audit and finance	6 of 6	1 of 1	100%
		Human resources and compensation	5 of 5	1 of 1	100%
		Reserves oversight	3 of 3		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		Logan International Inc. Audit Northern Blizzard Resources Inc. Lead director, Audit (chair), Compensation
● ● ● ● ●	CEO experience Finance Investment banking Mergers and acquisitions Risk management	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	75,000	19,700	94,700	$1,616,530	Yes
		2014	75,000	13,118	88,118	$1,678,645
		Change	–	6,582	6,582	$(62,115)

		For share ownership compliance, Ian’s shares and DSUs held at December 31, 2015 are valued at $2,092,401

Ian is a director of Laricina Energy Limited (Laricina), a junior oil sands private company, since 2013. Laricina has been under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection since March 26, 2015. Its restructuring plan was approved by the Alberta Court of Queen’s Bench on July 22, 2015. It exited from CCAA protection on February 1, 2016.

	Daniel Camus (63) | Independent
	Daniel Camus is CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries.

Daniel brings CFO, international business and energy sector experience, in particular in nuclear, to the Cameco board and the three committees he is a member of. He also chairs the audit committee of another public company.

	Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years,

he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada and France. He has been chair of several audit committees and brings experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France. He was a director of the public companies Morphosys AG, Munich from 2003 to 2015, and Vivendi SA, Paris from 2010 to 2015.

	2015 VOTING RESULTS	BOARD AND COMMITTEE MEMBERSHIP			2015 ATTENDANCE

			IN PERSON	TELECONFERENCE	OVERALL

	89.6% for	Board of directors	5 of 5	5 of 5	100%
Director since 2011 Geneva, Switzerland Canadian and French Experience	10.4% withheld	Audit and finance	6 of 6	1 of 1	100%
		Human resources and compensation	5 of 5	1 of 1	100%
		Safety, health and environment	5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

● ● ● ● ● ● ●	Nuclear industry Finance Electricity industry Executive compensation International Mergers and acquisitions Risk management	Valeo SA, Paris Audit and risks (chair)
		SGL Carbon AG, Wiesbaden Nomination, Strategy/technology (chair)
		SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	–	48,709	48,709	$831,462	Yes
		2014	–	39,012	39,012	$743,186
		Change	–	9,697	9,697	$88,276

		For share ownership compliance, Daniel’s shares and DSUs held at December 31, 2015 are valued at $982,897

12    CAMECO CORPORATION

Director since 2006 Toronto, ON Canadian	John Clappison (69) | Independent
	John Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP, where he spent 37 years. He is a fellow of the Chartered Professional Accountants of Ontario.

John brings extensive financial experience as well as governance, risk management, compensation and other business experience to the Cameco board. He serves on two of our board committees, including as chair of the audit and finance committee, and is currently a member of two other public company boards.

In addition to his extensive financial experience, John brings to Cameco’s board his experience in governance, risk management and executive compensation. He also brings international business  acumen as a senior member of the PwC executive team.

In addition to the public company boards listed below, John serves as a director of the private company, Summitt Energy Holdings GP Inc. and was a director of the public companies Inmet Mining Corporation from 2010 to 2013 and Canadian Real Estate Investment from 2007 to 2011. He is actively involved with the Face the Future Foundation, the Shaw Festival Theatre Endowment Foundation and the Corporation of Roy Thomson Hall and Massey Hall Foundation.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.0% for	Board of directors	5 of 5	5 of 5	100%
	1.0% withheld	Audit and finance (chair)	6 of 6	1 of 1	100%
		Nominating, corporate governance and risk	5 of 5	2 of 2	100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		Rogers Communications Inc. Sun Life Financial Inc.		Audit and risk (chair), Pension, Corporate governance Governance, nominating and investment (chair), Audit
● ● ● ●	Finance Risk management Corporate governance Executive compensation	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	3,000[1]	42,077	45,077	$769,466	Yes
		2014	4,200	35,699	39,899	$760,082
		Change	(1,200)	6,378	5,178	$9,384

		For share ownership compliance, John’s shares and DSUs held at December 31, 2015 are valued at $1,094,278

[1]John’s   share ownership increased in 2013 as a result of being appointed co-executor of an estate that held Cameco shares as part of its investment portfolio. The portfolio was liquidated in 2015, resulting in a decrease in John’s shares.

Director since 2009 Prince Albert, SK Canadian Experience	Donald Deranger (60) | Not independent

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which does business with Cameco. He also acts as a governance advisor to Fond Du Lac, a Dené Nation located in the Athabasca basin involved in uranium exploration.

Donald is the past president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry and continues to assist in an ex-officio capacity. He was the Athabasca vice chief of the Prince Albert Grand Council from 2003 to 2012. Donald also serves as a director of the Tazi Twe Hydroelectric Project and Sylvia Fedorchuk Centre for Nuclear Innovation, both since 2014.

An award-winning leader in the Saskatchewan aboriginal community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located. Donald has not served on any other public company boards over the past five years.

Donald’s experience as a contractor in northern Saskatchewan and leader in the Saskatchewan aboriginal community provides a rich, valuable and unique perspective to the Cameco board and his work on two of our board committees.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	98.2% for	Board of directors	5 of 5	5 of 5	100%
	1.8% withheld	Reserves oversight	3 of 3		100%
		Safety, health and environment	5 of 5		100%
	Other public company boards and committee memberships: none

● ● ●	Aboriginal affairs First Nations governance Corporate governance	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	–	33,776	33,776	$576,563	Yes
		2014	–	24,710	24,710	$470,717
		Change	–	9,066	9,066	$105,846

		For share ownership compliance, Donald’s shares and DSUs held at December 31, 2015 are valued at $729,438

2016 MANAGEMENT PROXY CIRCULAR    13

Director since 2014 Mississauga, ON Canadian	Catherine Gignac (54) | Independent
	Catherine Gignac is a corporate director since 2011. She has more than 30 years of experience in capital markets and the mining industry. Catherine has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques, including NCP Northland Capital Partners from 2009 to 2011. She has extensive experience in project value and investment analysis, and spent her early years as a geologist.

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions expand the range of the board’s skills. She is chair of our reserves oversight committee and also serves on one other board committee.

Catherine is a member of the Institute of Corporate Directors, the CFA Institute, the Mineral Resource Analyst Group, the Canadian Institute of Mining & Metallurgy and the Prospectors and Developers Association of Canada (PDAC).

Catherine served on the board of St. Andrew Goldfields Ltd. from 2011 to 2015 and the board of Azul Ventures Inc. from 2012 to 2013. She was the principal of Catherine Gignac & Associates from 2011 to 2015. She volunteers with the Canadian Securities Administrators’ mining technical advisory and monitoring committee, the convention planning committee for the PDAC and Crohn’s & Colitis Canada.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.2% for	Board of directors	5 of 5	5 of 5	100%
	0.8% withheld	Audit and finance	6 of 6	1 of 1	100%
		Reserves oversight (chair)	3 of 3		100%
		Safety, health and environment	2 of 2		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		Corvus Gold Inc. Trevali Mining Corporation		Board chair, Compensation, Corporate governance and nominating Audit, Nominating and corporate governance, Sustainability
● ● ● ●	Mining, exploration and operations Investment industry Mineral resource estimation Project value analysis	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	3,000	9,998	12,998	$221,869	Catherine has until January 2021 to acquire additional shares and DSUs to meet her target
		2014	3,000	4,318	7,318	$139,410
		Change	–	5,680	5,680	$82,459

		For share ownership compliance, Catherine’s shares and DSUs held at December 31, 2015 are valued at $246,332

14    CAMECO CORPORATION

Director since 2011 Saskatoon, SK Canadian	Tim Gitzel (53) | President and CEO | Not independent

Tim Gitzel is president and CEO of Cameco since 2011. He was appointed president in 2010 and served as senior vice-president and chief operating officer (COO) from 2007 to 2010. Tim has more than 20 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice president, mining business unit for AREVA in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

As Cameco’s president and CEO, Tim brings the day-to-day business and operations perspective to the board, and  is responsible for executing Cameco’s strategy. Tim has over two decades of industry experience and brings added perspective as a member of the board of  the World Nuclear Association.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He participated in an executive education programme facilitated by INSEAD in France. He was appointed to the board of the Nuclear Energy Institute in 2011 and to The Mosaic Company board in October 2013. He served as chair of the World Nuclear Association from 2012 to 2014 and continues to serve as a member of the board. He is also a member of the Business Council of Canada.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations. Except for the public company listed below, Tim has not served on any other public company boards over the past five years.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	98.7% for	Board of directors	5 of 5	5 of 5	100%
1.3% withheld
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		The Mosaic Company	Audit, Corporate governance and nominating
● ● ● ●	International Mining Nuclear industry Risk management	SECURITIES HELD

		Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Total value of shares, PSUs and RSUs**	Meets share ownership targets

		2015	181,968	163,900	–	345,868	$5,903,967	See page 61 for the CEO
		2014	99,252	138,000	–	237,252	$4,519,651	ownership requirement (no
		Change	82,716	25,900	–	108,616	$1,384,316	requirement as a director)

		*	Excludes PSUs that vested on December 31 of the year.
		**

Value of shares ($3,106,194) and PSUs ($2,797,773) for 2015 are calculated using $17.07 and $19.05 for 2014, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

		Options held: See Incentive plan awards on page 81.

2016 MANAGEMENT PROXY CIRCULAR    15

Director since 2009 Surrey, BC Canadian	Jim Gowans (64) | Independent
	Jim Gowans is president and CEO and a director of Arizona Mining Inc. since January 2016. He was senior advisor to the chair of the board of Barrick Gold Corporation from August to December 2015, co-president from July 2014 to August 2015 and executive vice president and COO from January to July 2014. He served as managing director of the Debswana Diamond Company in Botswana from 2011 to 2014. He has extensive experience as a senior executive in the mining industry, including holding executive positions at DeBeers SA, DeBeers Canada Inc. and PT Inco in Indonesia. Jim is the past chair of The Mining Association of Canada.

Jim brings strong experience in the resource sector to Cameco’s board through an extensive career as a senior executive with several major mining companies and his role as past chair of The Mining Association of Canada. He serves on two of our board committees including as chair of the safety, health and environment committee.

Jim received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of corporate social responsibility and brings human resources experience as a former vice president, human resources at Placer Dome.

Jim was a director of the public company PhosCan Chemical Corp. from 2008 to June 2014, and he served on its compensation committee for the full tenure. In addition to the public company boards listed below, Jim is a director of the private company, Gedex Technologies Inc., since 2015.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.1% for	Board of directors	5 of 5	4 of 5	90%
	0.9% withheld	Reserves oversight	3 of 3		100%
		Safety, health and environment (chair)	5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience	Arizona Mining Inc. Dominion Diamond Corporation
● CEO experience ● Mining and exploration ● Executive compensation ● International	SECURITIES HELD

	Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

	2015	1,000	56,381	57,381	$979,502	Yes
	2014	1,000	43,209	44,209	$842,176
	Change	–	13,172	13,172	$137,326

	For share ownership compliance, Jim’s shares and DSUs held at December 31, 2015 are valued at $1,235,176

Director since 2016 Tsawwassen, BC Canadian Experience	Don Kayne (58) | Independent

Don Kayne is the president and CEO of Canfor Corporation since May 2011. He is also the CEO of Canfor Pulp Products Incorporated since September 2012.

Don has spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to being appointed CEO, Don spent 10 years as Canfor’s vice president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the Bi-National Softwood Lumber Council, Forest Products Association of Canada, Council of Forest Industries, Alberta Forest Products Association and the BC Lumber Trade Council. Don is vice chair of the Bi-National Softwood Lumber Council and serves as chair of its programs committee. He is an audit committee member and the former board chair of the Forest Products Association of Canada. He is also chair of the charitable organization Educating Girls of Rural China Foundation, which works to transform the lives of women and communities in rural areas of western China by providing access to education.

Don was appointed to Cameco’s board in January 2016. He brings many years of experience as a business executive in Canada’s resource industry to the Cameco board as well as valuable insights into emerging Asian markets where Cameco does business.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	n/a	Don has not yet been appointed to any committee. Since his appointment on January 1, 2016, he has been attending all committee meetings as part of his director orientation.
Other public company boards and committee memberships: none

● ● ●	CEO experience International Executive compensation	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	–	–	–	–	Don has until January 2021 to
acquire shares and DSUs to
meet his target

For share ownership compliance, Don’s shares and DSUs held at December 31, 2015 are valued at: n/a

16    CAMECO CORPORATION

Director since 2006 Edmonton, AB Canadian	Anne McLellan (65) | Independent
	The Honourable Anne McLellan is a former deputy prime minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. Since leaving politics, she served as distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies from 2006 to 2013 and is senior advisor in the national law firm Bennett Jones LLP. Anne is the Chancellor of Dalhousie University since May 2015.

Anne is a lawyer and corporate director and brings a rich and broad perspective on business and governance to Cameco’s board and three committees through her work experience and distinguished career in public service and higher education in Canada. Anne held a number of ministerial portfolios and also served as former deputy prime minister of Canada.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In addition to her extensive experience in federal administration and policy, Anne served on the board of Nexen Inc. from 2006 to 2013 and as a member of its compensation committee. Anne also served on the board of the Edmonton Regional Airport Authority, Canada’s fifth largest airport, from 2008 to 2015 where she served as chair of the governance and compensation committee. Currently, she chairs the environment, health, safety and security committee of Agrium Inc.

	2015 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	90.3% for	Board of directors	5 of 5	5 of 5	100%
	9.7% withheld	Human resources and compensation	5 of 5	1 of 1	100%
		Nominating, corporate governance and risk	5 of 5	2 of 2	100%
		Safety, health and environment	5 of 5		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Experience		Agrium Inc.		Audit, Environment, health, safety and security (chair)
● ● ● ●	Corporate social responsibility Executive compensation Government relations Health and safety	SECURITIES HELD

		Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

		2015	100	33,413	33,513	$572,066	Yes
		2014	100	27,224	27,324	$520,518
		Change	–	6,189	6,189	$51,548

		For share ownership compliance, Anne’s shares and DSUs held at December 31, 2015 are valued at $859,565

2016 MANAGEMENT PROXY CIRCULAR    17

Meeting attendance

We believe that an active board governs more effectively. We expect our directors to attend all board meetings, all of their committee meetings and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend meetings in person. The board must have a majority of directors in attendance to hold a meeting and transact business.

The table below shows the meeting attendance for each director in 2015 and whether they are independent (see pages 23 and 25 to read more about director independence). The board and committees met in camera without management present at each meeting, and the independent directors met once in camera in accordance with our governance guidelines. All directors attended the 2015 annual meeting. You can read more about our expectations for directors on page 26.

As board chair, Neil McMillan is an ex-officio member of each board committee and attended 25 committee meetings. Board committees function separately from management, so Tim Gitzel, our president and CEO, is not a member of any board committee.

Joe Colvin and Victor Zaleschuk retired from the board on May 22, 2015. James Curtiss and Nancy Hopkins are not standing for re-election this year, consistent with our new tenure policy (see page 26). James has served on the board since 1994 and Nancy has served since 1992.

2015 MEETING ATTENDANCE
NAME	INDEPENDENT	BOARD	AUDIT AND FINANCE COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	NOMINATING, CORPORATE GOVERNANCE AND RISK COMMITTEE	RESERVES OVERSIGHT COMMITTEE	SAFETY, HEALTH AND ENVIRONMENT COMMITTEE
Ian Bruce	Ö	10 of 10 (100%)	7 of 7 (100%)	6 of 6 (100%)		3 of 3 (100%)
Daniel Camus	Ö	10 of 10 (100%)	7 of 7 (100%)	6 of 6 (100%)			5 of 5 (100%)
John Clappison	Ö	10 of 10 (100%)	7 of 7 (100%) (chair)		7 of 7 (100%)
James Curtiss	Ö	10 of 10 (100%)		6 of 6 (100%) (chair)	7 of 7 (100%)
Donald Deranger	X	10 of 10 (100%)				3 of 3 (100%)	5 of 5 (100%)
Catherine Gignac	Ö	10 of 10 (100%)	7 of 7 (100%)			3 of 3 (100%) (chair)	2 of 2 (100%)
Tim Gitzel	X	10 of 10 (100%)
Jim Gowans	Ö	9 of 10 (90%)				3 of 3 (100%)	5 of 5 (100%) (chair)
Nancy Hopkins	Ö	10 of 10 (100%)	7 of 7 (100%)		7 of 7 (100%) (chair)
Don Kayne (joined the board on January 1, 2016)	Ö
Anne McLellan	Ö	10 of 10 (100%)		6 of 6 (100%)	7 of 7 (100%)		5 of 5 (100%)
Neil McMillan	Ö	10 of 10 (100%) (chair)	7 of 7 (100%)	6 of 6 (100%)	5 of 7 (71%)	3 of 3 (100%)	4 of 5 (80%)
Joe Colvin	Ö	6 of 6 (100%)		3 of 3 (100%)			2 of 2 (100%)
Victor Zaleschuk	Ö	5 of 6 (83%)		3 of 3 (100%)	2 of 2 (100%)	1 of 1 (100%)
80% of the nominated directors are independent		Total # of 10 meetings	7	6	7	3	5

18    CAMECO CORPORATION

Director development

Our directors are knowledgeable about issues affecting our business, the nuclear industry, governance, compensation and related matters. We believe that our education program gives them additional knowledge to help effectively oversee our affairs and stay abreast of important developments and issues within the context of our business.

ORIENTATION

Our onboarding and orientation program familiarizes new directors with Cameco, its issues, strategy, culture and values and what we expect of individual directors, the board and committees. All new directors receive orientation that includes:

●	a company and board orientation on corporate organization and history, culture and values, strategy and business, board member expectations and corporate governance practices
●	an educational manual with information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies
●	a two-day nuclear industry seminar presented by management
●	round table discussions with committee chairs and appropriate management representatives for each committee they join.

All directors are welcome to attend the round table discussions and many take advantage of this opportunity to learn more about Cameco.

Existing directors who join new committees also participate in round table discussions, and are given a copy of the committee’s mandate and the minutes of its four most recent meetings.

CONTINUING EDUCATION

Directors enhance their understanding of our business throughout the year by attending:

●	seminars provided by management that cover issues relating to key business decisions, strategic planning and enterprise risks
●	seminars on topics directors request
●	Cameco-operated facility or other nuclear facility tours
●	external conferences and seminars
●	informal social gatherings with senior management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs of directors are identified through a self-assessment questionnaire, in individual meetings with the chair of the nominating, corporate governance and risk committee and in board and committee meetings.

The corporate secretary maintains a calendar of educational opportunities for the directors, including information about relevant webinars and other educational opportunities.

Management and external consultants and experts give presentations on current issues and topics. Directors are encouraged to learn about issues related to the committees they are members of through conferences and events. We pay the costs to attend these sessions and directors who attend external educational opportunities provide updates on the topic to the nominating, corporate governance and risk committee.

The table below lists the education sessions directors attended in 2015. In addition to the sessions identified below, directors attended programs organized by the Institute of Corporate Directors and the National Association of Corporate Directors on topics relating to director education and board governance, emerging audit committee and compensation committee issues, M&A strategy, strategy development, strategy execution and strategy-driven performance measurement.

2015 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY

Audit and finance

Ontario Securities Commission whistleblower program: Are you prepared?	Ernst & Young	John Clappison

Oil prices, large project and transaction oversight, and governance trends	Canadian Audit Committee Network	John Clappison

Annual insurance issues conference	KPMG	John Clappison

Insurance financial leaders meeting	KPMG	John Clappison

CPAB 2015 report: big four firm inspection, highlights for audit committees and CPAB mining insights	Stakeholder Engagement division of Canadian Public Accountability Board (CPAB)	Audit and finance committee members

Base erosion and profit shifting (BEPS)	Kevin Chan, Partner PwC	Audit and finance committee members

Compensation

NYSE compensation committee boot camp	NYSE Governance Services	James Curtiss (speaker)

Pay for performance challenges	Meridian Compensation Partners	Ian Bruce

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2015 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY

Compensation committee forum	Equilar/NASDAQ	James Curtiss (speaker)

What is compensation’s role in value creation?	On24.com	Nancy Hopkins

Compensation planning outlook for 2016	Conference Board of Canada	Anne McLellan

Issues for the HR committee	Deloitte Directors Series	Nancy Hopkins

Economic and market

Energy conference	Peters & Co.	Ian Bruce

Mergers and acquisitions IV: regulatory approvals, environmental considerations and employee considerations	Bennett Jones Academy	Anne McLellan

Climate change and extreme weather for investors	CFA Institute	Catherine Gignac

The role of the board in M&A	Boardroom excellence series	Nancy Hopkins

Overview of federal election outcomes	Cameco management	All directors

Governance

12th annual board room summit and peer exchange	NYSE Governance Services / Corporate Board Member	James Curtiss

CIM conference - women on boards panel discussion	Canadian Institute of Mining, Metallurgy and Petroleum (CIM)	Catherine Gignac (panelist)

Corporate governance day: major challenges in today’s boardroom	Stanford-Rotman	Catherine Gignac

Goizueta directors institute: educating board members of companies with nuclear electric generating assets	INPO/Goizueta	James Curtiss

Corporate responsibility reporting: global trends	KPMG Advisory Institute	Nancy Hopkins

Global board leader’s summit	National Association of Corporate Directors	Daniel Camus

Mining and operations

Common pitfalls when estimating mineral reserves and evaluating project economics	Prospectors & Developers Association of Canada (PDAC)	Jim Gowans

Commodities and market outlook	PDAC	Jim Gowans

Aboriginal economic development corporation 2015 conference	Canadian Council of Aboriginal Business	Tim Gitzel (keynote speaker)

Nuclear industry

World nuclear spotlight 2015 Beijing – fuel cycle strategies	World Nuclear Association (WNA)	Tim Gitzel (panelist)

World nuclear association symposium 2015	WNA	Ian Bruce Tim Gitzel	Jim Gowans Nancy Hopkins

World nuclear association symposium 2015 – leaders’ perspectives	WNA	Tim Gitzel (panel chair)

Annual CEO conference	Institute of Nuclear Power Operations (INPO)	Tim Gitzel

CNSC update	Dr. Michael Binder, President Canadian Nuclear Safety Commission (CNSC)	All directors

Risk

Regular management presentations on risk oversight	Cameco management	All directors

The mounting risks of cybersecurity: best practices and guidance to protect your organization	NYSE Governance Services	Nancy Hopkins

Data breach liability: are you up to speed?	Osgood Professional Development	Nancy Hopkins

Data loss: legal and regulatory consequences for corporations	KPMG Global Energy Institute	Nancy Hopkins

Enterprise risk management: so now what?	Deloitte Risk Series	Nancy Hopkins

20    CAMECO CORPORATION

Governance at Cameco

We believe that sound governance is the foundation for strong corporate performance.

This section tells you about three key elements of governance at Cameco: our shareholder commitment, our governance principles and how our board operates.

Our governance practices

The nominating, corporate governance and risk committee ensures our governance policies and practices are sound and support the board in carrying out its duties. The committee continually monitors changing regulations and emerging best practices. The board approves our corporate governance guidelines annually and any changes as appropriate.

Where to find it

Our shareholder commitment		22
●	Separate chair and CEO positions	22
●	Shareholder engagement	22
●	Accessible board	22
●	Additional governance disclosure	22

Governance principles		23
●	Policies and guidelines	23

About the board		25
●	Independence	25
●	Tenure	26
●	Our expectations for directors	26
●	Board diversity	27
●	Skills, attributes and experience	28
●	Director recruitment and board succession	30
●	Role of the board	31

Board committees		35

WHAT WE DO

		Page

Ö	Independent board – eight of our 10 nominated directors (80%) are independent	23, 25

Ö	Non-executive chair leads the board – we maintain separate chair and CEO positions and have had a non-executive, independent board chair since 2003	22

Ö	Share ownership – we require our directors and executives to own shares in Cameco to align their interests with those of our shareholders and share ownership is disclosed	43, 61

Ö	Majority voting for directors – the board adopted a majority voting policy in 2006	10

Ö	Strong risk oversight – the board and committees oversee our risk management program and strategic, financial and operational risks	31

Ö	Formal assessment process – the directors assess the board, committees and individual directors’ performance	34

Ö	Independent third-party review – the director assessment process is augmented by a third-party review every three years	34

Ö	Serving on other boards – we limit the number of other public company boards our directors can serve on, and serve on together	26

Ö	Director recruitment and board succession – we have term limits and a retirement policy for directors	26

Ö	Diverse board – our board has a diverse mix of skills, background and experience and 20% of director nominees are women	27

Ö	Independent advice – board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities	35

Ö	Code of conduct and ethics – directors, officers and employees must comply with our code of conduct and confirm their compliance every year	23

Ö	Long-standing shareholder engagement – we communicate openly with shareholders and other stakeholders	22

Ö	Say on pay – we have held an advisory vote on our approach to executive compensation every year since 2010	6

WHAT WE DON’T DO

x	No slate voting – directors are individually elected

x	No overboarding of directors – no director sits on more than two other public company boards

x	No stock option awards for directors

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Our shareholder commitment

We believe in transparency, integrity and strong stewardship, and are committed to increasing Cameco’s value to benefit all shareholders.

Separate chair and CEO positions

Leadership starts at the top. We believe it is important to maintain separate chair and CEO positions, both of which are appointed by the board.

We have had an independent, non-executive chair of the board since 2003. We believe this provides stronger board leadership, fosters more effective decision-making, avoids conflicts of interest, and allows for more effective oversight and the ability to hold management accountable for the company’s activities.

ACCOUNTABILITY

The current position description for the CEO was adopted in 2012. The CEO is evaluated as part of the board survey assessment process (see page 34).

The position description for the board chair describes the terms and responsibilities of that role.

You can find both position descriptions on our website (cameco.com/about/governance).

Shareholder engagement

We communicate openly with shareholders and other key stakeholders, consistent with our view of maintaining engagement practices based on shareholder needs and evolving governance practices.

Our goal is to provide shareholders with clear information about our governance and compensation practices, and to continuously improve our practices and our disclosure.

We receive feedback from institutional shareholders through one-on-one or group meetings with the chair of the board and other directors and/or members of management, as appropriate, and from a formal survey by our Investor Relations department. We reply promptly to shareholder concerns and take appropriate action.

GOVERNANCE EXCELLENCE

We have sound governance policies and practices. Cameco’s governance practices are available to the public on our website at cameco.com/about/governance.

Following our 2015 annual meeting, we met with Glass Lewis & Co., LLC and ISS Corporate Services (ISS), two proxy advisory firms that provide voting and other governance advice to institutional investors, to maintain a dialogue on governance and compensation matters.

COMPENSATION

We have long recognized the spotlight the investor community has put on executive compensation, the link between pay and performance and delivering value to shareholders.

We have held a ‘say on pay’ advisory vote on our approach to executive compensation every year since 2010, and have received approval ratings of over 88% every year (see page 6 for details about the advisory vote).

Accessible board

Shareholders, employees and other interested parties can write to the chair of the board, the committee chairs or the independent directors as a group.

Send your sealed envelope to our corporate office:

Cameco Corporation

2121-11th Street West

Saskatoon, SK S7M 1J3

Private and strictly confidential

Attention – Chair of the board of directors

You can use this address to write to the chair of the audit and finance committee or the human resources and compensation committee – make sure you mark on the envelope who you are directing the letter to.

Envelopes will be delivered to the appropriate party unopened.

Additional governance disclosure

The following documents are available on our website at cameco.com/about/governance:

●  our governance framework

●  our governance guidelines

●  our code of conduct and ethics

●  the mandates of the board and it committees

●  definition of independent director and related definitions

●  board diversity policy

●  board education program

●  position descriptions for the board chair and the CEO

●  director and executive share ownership guidelines

●  executive incentive compensation recoupment policy.

You can ask us for printed versions of these documents by writing to the corporate secretary at Cameco, 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

22    CAMECO CORPORATION

Governance principles

Policies and guidelines

CODE OF CONDUCT AND ETHICS

We expect employees, officers, directors and contractors to act with honesty, integrity and impartiality to earn the trust of our shareholders, other stakeholders, customers and communities where we operate.

The code contains principles and guidelines for ethical behaviour in eight key areas:

●  financial reporting and accountability

●  confidentiality

●  conflicts of interest

●	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)

●  corporate opportunities

●  identifying and preventing fraud

●  reporting illegal or unethical behaviour

●  reporting violations of the code.

New employees must read the code, sign an acknowledgement that they will follow the code and disclose any conflicts of interest.

Directors, officers and employees who have management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business technology services, marketing, corporate development, legal, human resources and executive offices must review the code every year and sign a certificate of compliance.

Employees who participate in the annual certification process agree to communicate the code’s importance and mandatory adherence to all team members.

Directors must declare any conflicts of interest and excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

CODE OF CONDUCT AND ETHICS

You can find a copy of the code on our website (cameco.com/about/governance/code-of-conduct).

Employees and other stakeholders can report a concern about inappropriate business conduct confidentially and anonymously through our ethics (whistleblower) hotline or online. We implemented the hotline in 2006 and a web-based training and compliance tool in 2012.

Any potential concerns are reported to management’s conduct and ethics committee. The audit and finance committee reviews concerns relating to senior management and directors. The management conduct and ethics committee reviews all other concerns.

COMPLIANCE

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

●	the corporate governance standards that apply to Canadian companies listed on the TSX
●	the requirements of the Sarbanes-Oxley Act of 2002 (SOx)
●	the NYSE corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission (SEC) in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

●	director independence standards: we generally comply with the NYSE standards, but in some cases we may determine that a director is independent when only the Canadian independence standards are satisfied
●	shareholder approval of equity compensation plans: we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions.

GOVERNANCE GUIDELINES

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines ensure we comply with the legal requirements and standards listed above, conduct ourselves in the best interests of Cameco and meet industry best practices. The guidelines are reviewed and updated regularly and are available on our website (cameco.com/about/governance/governance-guidelines).

INDEPENDENCE

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee and nominating, corporate governance and risk committee must be 100% independent. The majority of our directors are unrelated to Cameco.

WHAT IT MEANS

A director is independent if he or she does not have a direct or indirect material relationship with us.

A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.

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Our independence criteria meets the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the NYSE standards on independence of human resources committee members introduced in 2013.

We review our independence criteria and director status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance/governance-guidelines).

Independent chair

The board appoints the independent chair to help it function independently of management. We have had a non-executive, independent chair of the board since 2003.

The chair has various duties and responsibilities:

●	leading, managing and organizing the board consistent with our approach to governance
●	encouraging high performance and commitment of all directors
●	presiding as the chair at all board and shareholder meetings
●	overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests
●	helping to set the tone and culture of Cameco
●	overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management
●	overseeing all board matters so they are properly addressed and brought to resolution as required
●	requiring any matters delegated to the board committees to be properly carried out
●	acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO
●	meeting with shareholders and other stakeholders as requested by the CEO
●	participating in the recruitment and orientation of new directors
●	requiring Cameco to provide timely and relevant information and access to other resources to support board work.

You can access a copy of the chair’s position description on our website (cameco.com/about/governance/chairs-role).

DISCLOSURE

We are committed to communicating openly and on a timely basis with shareholders, employees and the public, and providing complete, accurate and balanced information in our disclosure documents.

The audit and finance committee is responsible for reviewing our disclosure controls and procedures once a year and recommending any changes to the board for approval.

Our disclosure committee includes members of senior management and is responsible for:

●	reviewing all news releases and public filings containing material information prior to their release
●	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make appropriate public disclosure that complies with legal requirements
●	providing regular updates to the audit and finance committee.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers it for approval:

●	the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases
●	the safety, health and environment committee reviews the sustainable development report
●	the reserves oversight committee reviews the reserve and resource information
●	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following publicly-filed documents:

●	prospectuses
●	annual information forms
●	US Form 40-F filings
●	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

The CEO and the CFO meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, the media and the public, and our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

phone:	306.956.6340
fax:	306.956.6318
email:	go to the Contact section of our website and complete the email form.

24    CAMECO CORPORATION

About the board

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candour. It fulfills its duties by:

●  maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

●  making decisions that set the tone, character and strategic direction for Cameco

●  approving the vision, mission, value statements and enterprise-level policies developed by management

●  regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver shareholder value.

The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on our strategic priorities, broader oversight of enterprise risk and other matters (see Role of the board and Board committees beginning on pages 31 and 35).

The board and committees meet in camera without management present at all meetings, including those by teleconference.

Independence

All of the nominated directors are independent, except for Tim Gitzel and Donald Deranger (see page 23 for a discussion of our independence principles).

Tim Gitzel is not independent because he is our president and CEO.

Donald Deranger is the non-executive chair of the board of Points Athabasca Contracting Limited Partnership (Points Athabasca), a northern Saskatchewan aboriginal contractor that does business with Cameco in the region. Donald is not currently employed by Points Athabasca, but has close ties because he was their president prior to May 2013.

Donald brings a deep understanding of the culture and peoples of northern Saskatchewan, and a valuable mix of skills and experience as an aboriginal and business leader with direct experience in governance, employee training, economic development and uranium mining. He is also an acknowledged leader in the Saskatchewan aboriginal community.

The board values the contributions of a director with aboriginal heritage because our richest resources are near aboriginal communities in northern Saskatchewan.

Donald discloses any business relationships to the board that would present a conflict of interest and does not participate in board discussions or decisions about Points Athabasca. In 2015, we paid Points Athabasca $24 million for construction and contracting services.

BOARD CHAIR SELECTION

Neil McMillan became our independent, non-executive chair of the board in 2013. He has been a member of the board since 2002 and has diverse experience through his work in mining, government relations and the investment industry and as a former CEO.

In 2011, the nominating, corporate governance and risk committee developed a position description, list of preferred characteristics and qualities and selection process for the board chair position.

A selection committee was formed in 2012 to consider potential candidates for an incoming chair since Victor Zaleschuk planned to step down as chair in May 2013. The board voted and selected Neil McMillan as the new chair. You can read more about the board chair in his director profile on page 11. His letter to shareholders begins on page 1.

2015 BOARD PRIORITIES

The board focused on five priorities in 2015:

Strategy

●  The board devoted a significant amount of time to strategy, including sessions at each regular board meeting and two in-depth strategy sessions in 2015. Our strategic focus continues to be on creating value by focusing on our tier-one assets, being prudent in our decision making and managing our strategic risks

Risk oversight

●  The board and committees held regular in-depth discussions with management on our enterprise risks and risk mitigation strategies

Governance

●  Reviewed board chair succession and implemented a five-year term limit for the position

●  Confirmed the board interlock policy in the governance guidelines

Board renewal

●  Oversaw the review of board composition in light of upcoming director retirements

●  Oversaw the director search process and appointed Don Kayne to the board effective January 1, 2016

Executive compensation

●  Oversaw the comprehensive review of executive compensation led by the human resources and compensation committee

●  Reviewed and approved the committee’s recommended changes, which reinforce the link between pay and performance, align more closely with the median of the market, mitigate risk and support good governance generally

●  Reviewed and approved the committee’s recommendations on executive pay for 2015

The board met 10 times in 2015. You can read about the committees’ activities in 2015 starting on page 36.

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When considering potential board chair candidates, the selection committee considers the ideal characteristics and qualities for the role, the position description and the experience and qualifications of potential candidates. It looks specifically at each candidate’s leadership and communication skills, business and industry experience, capacity and availability in combination with Cameco’s strategic direction and opportunities and risks.

The committee also consults with the CEO because the relationship between the board chair and the CEO is an important consideration.

Tenure

The nominating, corporate governance and risk committee reviewed and revised the board’s policy on tenure and retirement in 2014 to ensure that the policy, the annual review of board composition and the succession planning process provide for board refreshment that meets our ongoing needs.

TERM LIMITS AND RETIREMENT

The board recognizes the need to balance the benefits of experience and the need for new perspectives.

As of 2016, directors will not be re-nominated for election at an annual meeting after completing 15 years of continuous service or after they turn 72, whichever is earlier. In exceptional circumstances, if it is in Cameco’s best interest, the board has the discretion to nominate a director for re-election for an additional one-year term after age 72 or 15 years of board service.

The term of service of the board chair will be five years regardless of age or length of service.

The CEO typically resigns from the board when he retires from Cameco.

Our nominated directors (not including Tim Gitzel) have an average tenure of 6.6 years.

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independently-prepared media reports on Cameco and the industry and knowledge gained from serving on other boards.

We also expect each director to:

●  comply with our code of conduct and ethics

●  promptly report any perceived, potential or actual conflicts of interest

●  develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in

●  diligently prepare for each board and committee meeting

●  attend all board meetings, their committee meetings and the annual meeting of shareholders

●  actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

●  participate in our board education program

●  participate in the board, committee and director assessment process.

AVOIDING CONFLICTS OF INTEREST

Directors seek to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest.

Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary, who maintains a list of issues and monitors them on an ongoing basis.

If necessary, consultations with legal counsel will occur to determine whether the director has a conflict. Directors who have an actual or potential conflict of interest do not participate in any related discussions or decisions and the corporate secretary helps identify when action may be desirable based on the list of potential conflict situations.

The nominating, corporate governance and risk committee reviews the list as well as a report on actual and potential conflicts of interest before making recommendations respecting the nomination for directors for election by shareholders.

SERVING ON OTHER BOARDS

Our directors do not serve on the boards of competitor firms, and they cannot join organizations or groups that may have adverse interests, unless they have the board’s permission.

A director who is an active CEO can serve on a total of three public company boards, including their own board and the Cameco board. Other directors can serve on a total of five public company boards, including the Cameco board. We impose these limits because of the increasing demands on directors of public companies and to avoid overboarding by directors.

26    CAMECO CORPORATION

During their annual interviews with the chair of the nominating, corporate governance and risk committee, each director’s capacity to handle the workload of the board and their commitment to the board is discussed.

Our CEO can only join the board of another public company with the consent of our board. It approved Tim Gitzel’s appointment to the board of The Mosaic Company in October 2013.

A director can temporarily exceed the limit by one directorship if they have declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting. Directors must advise the chair of the board and chair of the nominating, corporate governance and risk committee if they are considering a directorship with another public company. No directors currently exceed the limit.

Members of the audit and finance committee cannot serve on the audit committees of more than two additional public companies, without the board’s approval.

(see page 30) and as part of the annual evaluations of board and committee performance and effectiveness.

The board adopted a formal diversity policy in February 2014, and refined it in December 2014.

We recently joined the Canadian Board Diversity Council, an organization that works to advance diversity on the boards of Canadian companies, as part of our support of Canadian diversity initiatives that include increasing the number of female directors on boards.

FEMALE REPRESENTATION

The board recognizes the importance of gender diversity, and our diversity policy requires at least 25% of directors to be women. We currently have three female directors, representing 27.3% of the board. Nancy Hopkins is not standing for re-election at the 2016 AGM and the board is conducting a search for a new female director. See director recruitment and board succession on page 30.

The graph below shows the gender breakdown of this year’s nominated directors.

ABORIGINAL REPRESENTATION

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an aboriginal background and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local indigenous peoples to the board.

GEOGRAPHIC REPRESENTATION

The board also understands the importance of having directors with experience in jurisdictions where we operate or do business, and believes that directors can bring this experience without actually living there. Our diversity policy requires the board to have directors with extensive experience in geographical areas where Cameco has or anticipates having significant business interests. Don Kayne was appointed to the board in January 2016. Don brings extensive experience in the emerging Asian markets, including China.

Our board is subject to the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the Canada Business Corporations Act, which requires at least half of our directors to be Canadian residents.

BOARD INTERLOCKS

No more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies (each, a board interlock). We have no board interlocks.

CHANGE IN POSITION

If a director’s principal occupation or business association changes substantially, the director is required to promptly offer his or her resignation to the board chair.

Jim Gowans’ principal occupation changed from co-president to senior advisor to the board chair of Barrick Gold Corporation in August 2015 and to president and CEO and a director of Arizona Mining Inc. effective January 1, 2016. He promptly offered his resignation to Cameco in November 2015 as a result of these changes.

The nominating, corporate governance and risk committee considered the change in job responsibility and recommended that the board not accept his resignation because of his extensive mining, exploration and international experience, the valuable contributions he makes to the board and his commitment to Cameco board work.

Board diversity

We have long believed that a board with a diverse mix of skills, backgrounds, experience, gender and age, that also reflects the evolving demographics and geographic areas where we carry out business, is important for sound decision-making and good governance.

The nominating, corporate governance and risk committee reviews board diversity every year as part of its review of our competency matrix (see page 28). It recommends measurable objectives for enhancing diversity, including objectives for female, aboriginal and geographic representation and age. The committee reviews our progress in achieving these objectives and also refers to the objectives when selecting new director candidates

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AGE

While the board recognizes the correlation between age and experience, it believes that directors of different ages bring a wider range of viewpoints. Our diversity policy requires the board to represent a range of ages. The graph below shows the age diversity of this year’s nominated directors.

Skills, attributes and experience

A board that has certain core qualities and a broad mix of skills and experience is best equipped to oversee our strategic direction, understand issues that can arise with a company of our size and complexity, and make informed decisions.

CORE ATTRIBUTES

We expect every Cameco director to possess nine core attributes that are fundamental to serving on our board:

BUSINESS JUDGMENT	INTEGRITY AND ACCOUNTABILITY	ENGAGEMENT
Track record of leveraging experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight.

Demonstrates good character and insists on high ethical standards, recognizes and avoids potential and actual conflicts of interest, maintains strict confidentiality, is accountable for board decisions, acts in Cameco’s best interests and maintains public confidence and goodwill of Cameco’s shareholders and other stakeholders.

Actively participates in meetings and develops a strong understanding of Cameco’s business. Demonstrates an information-seeking orientation and knowledge of current issues and trends respecting public companies. Exhibits familiarity with international, national and local affairs.
COMMITMENT	TEAMWORK	COMMUNICATION
Availability and willingness to travel, attend and contribute to board and committee functions and take leadership roles as required.

Demonstrates perception, acuity, tact and rapport to build constructive working relationships and dynamics that engender mutual trust, respect and contribution. Demonstrates an orientation toward resolving differences of opinion, forging consensus, reaching solutions and maintains resiliency and composure under difficult circumstances.

Ability to listen carefully, raise questions constructively and encourage and build upon open discussion of key issues.
INDEPENDENT-MINDEDNESS	FINANCIAL LITERACY	RECORD OF ACHIEVEMENT
Willingness to formulate or maintain one’s own views and to challenge the prevailing opinion.

Ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cameco’s financial statements. Knowledge of IFRS and an understanding of internal controls and procedures for financial reporting.

Has a history and reputation of achievement that demonstrates the ability to perform at the highest level and that reflects high standards for one’s self and for others.

COMPETENCY MATRIX

The board uses a competency matrix to assess composition and ensure it has an appropriate mix of skills and competencies to govern effectively and be a strategic resource for Cameco.

Competency matrix review

The nominating, corporate governance and risk committee reviews director competencies every year to ensure they continue to meet Cameco’s needs. In 2015, the committee reviewed the list of competencies and recommended further changes which were approved by the board:

●  the board, corporate governance and risk oversight competency was split into two competencies – board/corporate governance and risk oversight – to recognize them as distinct competencies

●  the matrix was refined to more appropriately reflect the importance of risk oversight because of the increased focus on risk by the board

●  the board also made legal/regulatory expertise a separate competency because of its importance.

The nominating, corporate governance and risk committee reviews the skills and diversity of the board every year.

28    CAMECO CORPORATION

The table below shows the current categories of essential skills and experience, their descriptions, and the number of nominated directors who have indicated their level of knowledge in each category. Every year directors assess their level of expertise on each competency in the matrix using the following guidelines:

●  Expert – considerable depth and breadth of experience

●  Strong working knowledge – has some related managerial or board experience in this area

●  Basic level of knowledge – basic knowledge gained through day-to-day activities.

SKILLS AND EXPERIENCE DESCRIPTION	EXPERT	STRONG WORKING KNOWLEDGE	BASIC LEVEL OF KNOWLEDGE

Board / corporate governance Prior or current director of a major organization with mature governance practices	6	4	0

Risk oversight Experience in risk governance, including monitoring both strategic and operational / compliance risks	5	5	0

Capital projects Experience overseeing and evaluating large capital projects and in project management	3	4	3

Enterprise leadership Experience, whether as a prior or current CEO or senior officer or otherwise, of a large public company or major organization with a track record of value creation and successful implementation of strategic direction	6	3	1

Financial acumen Experience, whether as a professional accountant, CFO or otherwise, in financial accounting and reporting, including internal controls, IFRS, evaluation of financial statements and corporate finance	4	5	1

Legal / regulatory Experience ensuring compliance with laws, regulations and business rules	2	6	2

Investor relations Experience with, or strong understanding of, the perspectives of major, long-term and other investors, capital markets, and the investment community, both domestically and internationally, and in shareholder engagement	4	6	0

Stakeholder relations/government/public policy Experience in, or a strong understanding of, the workings of government and public policy both domestically and internationally, and in stakeholder engagement or management	5	3	2

Human resources and executive compensation Thorough understanding of executive compensation, the oversight of succession planning, talent development and retention, and pension programs	7	2	1

Uranium / nuclear Strong knowledge of markets, competitors, business issues and imperatives, and the domestic and international regulatory environment	2	5	3

International Experience with, or strong understanding of, international operations, economics, commodity trading and geo-politics, preferably in countries or regions where we have or are developing operations	5	4	1

Investments / mergers and acquisitions Experience in the field of investment banking or with mergers and acquisitions, evaluation of investment strategy, and capital allocation, structure and markets	3	7	1

Mining, exploration and operations Experience with a leading mining or resource company with reserves, technology, exploration and operations expertise	3	4	3

Operational excellence Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence	3	1	6

Safety, health and environment / corporate responsibility Experience in, or strong understanding of, leading safety, health and environmental practices, associated risks and regulatory requirements, and in sound corporate responsibility and sustainable development practices, advocacy and reporting	4	4	2

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Director recruitment and board succession

The nominating, corporate governance and risk committee is responsible for overseeing board succession. It reviews the director competency and attribute matrix regularly to ensure that the board has the right mix of diversity, skills and experience. It also monitors upcoming director retirements to ensure that gaps are filled in a timely manner. The committee keeps an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition of our board and its oversight capabilities.

The committee is responsible for recruiting new directors. In 2015, it led a search for a Canadian director with strong international acumen, specifically in emerging markets where Cameco does business. This search resulted in the appointment of Don Kayne to the board on January 1, 2016. The committee is currently leading another search for a female director from the US with nuclear industry experience and other key criteria that the board has identified. We anticipate that the board will appoint this new director in 2016, and that she will be brought forward for nomination at the next annual general meeting. Four non-executive directors have joined the board in the last five years, increasing the board’s diversity and broadening its skills in finance and investment banking, mergers and acquisitions, marketing and sales, and mineral resource estimation. The new directors have also brought senior leadership (CEO) experience and experience in mining and exploration, the nuclear industry and international business.

The committee follows established guidelines and procedures for recruiting and selecting the best candidates. For the 2015 director candidate search, and the search currently underway, an external search firm has been utilized to ensure a wide net is cast to bring the best candidates forward. The committee follows a tiered interview process to determine the most suitable candidates. The committee approves the list of candidates to be interviewed and then a selection committee consisting of the chair of the board, chair of the committee and the chief executive officer interviews the candidates. If necessary, and in the case of the most recent appointment, further interviews may be conducted by the nominating, corporate governance and risk committee and the chairs of the other board committees.

The board may also recruit potential directors from time to time to fill specific needs.

30    CAMECO CORPORATION

Role of the board

The company articles require our board to have at least three directors and no more than 15. The board has decided that 10 directors are to be elected at this year’s annual meeting.

The board must approve several kinds of decisions, including:

●  operating expenditures that exceed the total operating budget by more than 10%

●  unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

●  cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

●  any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

STRATEGIC PLANNING

The board oversees the planning, progress and fulfillment of our strategic goals.

The board is actively involved in the annual strategic planning process and sets aside time at each meeting to discuss strategy with management and monitor our progress. Board members discuss and analyze the main risks facing our business, strategic issues, competitive developments and corporate opportunities. The board also discusses possible adjustments to the strategic plan in light of our progress and the current business environment. The board measures success and fulfillment of our strategic plan by assessing our performance results against the annual corporate objectives.

The board committees are also involved in the strategic planning process:

●  the audit and finance committee reviews and makes recommendations on our three-year plans (current year annual budgets and additional two-year financial plans) and the corporate opportunities relating to the strategic plan

●  committees review the annual corporate objectives that relate to their specific area of oversight

●  the nominating, corporate governance and risk committee oversees the enterprise risk management (ERM) program, including management processes and action plans to mitigate strategic risks (see Risk oversight below).

RISK OVERSIGHT

The board believes that risk oversight is a primary responsibility of the board. The board has demonstrated this by dedicating time at board and committee meetings to risk oversight including the identification, management, reporting and mitigation of risk.

The board oversees our strategic risks and our top-tier risks are assigned to the board committees for ongoing oversight. The following table shows how the board and committees monitor risk across the organization. You can read about the board committees beginning on page 35 and compensation risk on page 41.

ABOUT OUR BOARD MEETINGS

The board engages in lively debate on strategy and items of business, challenging management in a constructive and healthy manner.

The board considers the interests of shareholders, debt holders, customers, employees, communities where we operate, governments, regulators, the general public and the environment when making business decisions.

MANDATE

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following, among others:

●  selecting, evaluating and, if necessary, terminating the CEO

●  assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

●  adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans

●  succession planning and monitoring management’s performance and compensation

●  approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate material risks.

The board reviews its mandate annually and updated it in February 2015. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (see Board committees beginning on page 35).

OVERSEEING THE CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees, and the board conducts a formal review of his performance every year. The human resources and compensation committee reviews and discusses the results of the formal review, followed by a discussion with the board. Then the board chair meets with the CEO to discuss the results.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy.

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BOARD OF DIRECTORS	COMMITTEE AREAS OF RESPONSIBILITY

Overall responsibility for risk oversight at Cameco and specific responsibility for strategic business risks	Audit and finance committee Oversees financial risks, like hedging, tax and capital projects

Human resources and compensation committee Oversees compensation risk, talent management risk, succession risk and cyber-security risk

Nominating, corporate governance and risk committee Oversees governance and management to ensure we have a robust risk management process in place

Reserves oversight committee Oversees the estimating of our mineral reserves and business-related operational risks

Safety, health and environment committee Oversees safety, health and environmental risks and related operational risks

Our risk policy sets out a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. It is reviewed annually to ensure that it continues to meet our needs.

The enterprise risk management (ERM) program involves all aspects of Cameco’s business and follows the guidance of ISO 31000:2009. We use a common risk matrix throughout the company and consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk. We conduct a gap analysis between enterprise-level and strategic risks to further embed strategic risk into our management process. As part of the annual risk review process, management votes on the top risks to refine our focus for monitoring and reporting on risks over the next year. Management also receives and reviews monthly updates on the company’s progress in managing these top risks.

As a responsible corporation, we proactively address a range of financial, operational and other key risks and assess all risks against our four measures of success. We measure risk in five broad categories:

●  Strategic

●  Financial

●  Operational

●  Human capital

●  Social, governance and compliance.

Each risk is assigned a rating and grouped into one of three tiers based on its severity or level of risk. We develop action plans to mitigate risks as part of our strategic planning and budgeting process. Employees “own” the risks and are responsible for developing and implementing controls to mitigate risk and for ongoing risk assessments.

Management presents a formal risk report to the board annually. Time is also set aside at each regular board meeting to discuss strategy, which includes strategic risk and reputational risk exposure. Management makes regular presentations throughout the year to the committees, or, in some cases, the full board to allow a fuller understanding of the enterprise risks and management’s mitigation strategies. Each committee also receives a quarterly written report on the status of mitigation activities for each risk it has been assigned.

Regular monitoring and reporting keeps management and the board apprised of our progress in mitigating risk and supports good governance.
ABOUT THE MASTERING RISK AWARD

Cameco was the winner of the 2015 Mastering Risk Award (see inside front cover) which recognized Cameco for the effectiveness of our ERM program with respect to risk identification, assessment and treatment as well as program monitoring and reporting to the board.

The award was presented by the Institute of Internal Auditors – Canada, along with Crowe Horwath.

INTERNAL CONTROLS

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems. The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing the reasonable assurance as at December 31, 2015.

32    CAMECO CORPORATION

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success.

Our approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing them to take on executive officer roles in the future. The composition of our senior management team is a direct result of this approach.

The human resources and compensation committee reviews the succession plan for senior management every year while the audit and finance committee is responsible for reviewing the succession plan for the CFO, controller and senior finance and audit roles.

The board reviews the succession plans annually and has the opportunity to meet high-potential employees through board presentations and informal social gatherings.

Workplace diversity

We appreciate the contributions of every employee throughout the organization. We believe that a diverse workplace brings new ideas, perspectives, experiences and expertise, strengthening our ability to continue to innovate, manage change and grow as a respected industry leader. We are working hard to engage all members of our workforce so we attract and retain the best employees.

As workforce demographics shift and companies do more business on a global scale and as the expectations of the workforce change, diversity has become a necessity. As a result, the board has approved a diversity/inclusion compensable target within our corporate objectives that has three components:

●  initiating a long-term diversity and inclusion plan for Cameco that outlines specific actions for management to increase diversity. This will involve, among other things, reviewing employment systems, policies and practices to identify barriers to participation and representation, removing identified barriers and creating a culture of inclusion, setting baseline and long-term participation and representation goals, and identifying quantitative and qualitative measures to assess the effectiveness of the actions undertaken

●  revitalizing our commitments to the residents of Saskatchewan’s north (RSNs) by reviewing the education and experience requirements for roles, reviewing apprenticeship and workplace education programs at our northern Saskatchewan operations, and establishing accountability measures on Cameco’s RSN commitments

●  completing primary research for the gender diversity project initiated by senior management in 2015 to identify common themes and workplace issues and to establish and address priority issues.

Women in leadership

Our senior vice-president and chief corporate officer, Alice Wong, has initiated group discussions with women at Cameco locations across North America and is conducting a survey among all female employees to gather information and insights. Participation is voluntary, however, we are encouraging all women to take advantage of the opportunity to participate in the group discussions and survey. Our goal is two-fold: to develop a better understanding of what is working well across Cameco and to identify issues and barriers for women.

Cameco currently has about 775 female employees across North America, representing 23% of our workforce. Over 300 have already participated in the group discussions and more than 235 have completed the survey.

GENDER DIVERSITY PROJECT

Our senior vice president and chief corporate officer, Alice Wong, has dedicated many hours conducting 35 meetings with over 300 female employees in small groups from across the organization to collect data to identify common themes and workplace issues for women.

We have one female executive officer, representing 20% of the group, and three female vice-presidents, representing 21% of our senior management team. This closely tracks the proportion of women in our overall workforce, which is 23%, and which is higher than the current participation rate of approximately 19% in the Canadian mining industry.

We do not have a formal policy or a set target for the number of female executive officers, but our current processes are helping us evaluate how to remove barriers to increase participation and representation and, ultimately, the number of women leaders. We expect the work being done on this will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions. We will consider the appropriateness of adopting targets as part of these discussions and in our review of the results.

Aboriginal workforce

Cameco is Canada’s largest industrial employer of First Nations and Métis people. Aboriginal employees and contractors make up more than 47% of the workforce at our northern Saskatchewan operations. We also have a dedicated team of employees at our northern affairs office and at our satellite offices throughout northern Saskatchewan specifically working on local workforce development, including leadership development.

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ASSESSMENTS

Performance and effectiveness assessments of the board, committees and individual directors are conducted annually.

The nominating, corporate governance and risk committee oversees the survey process and works with management to ensure the survey questions are structured to receive meaningful feedback from directors. The results are used to assess the board, the CEO, the composition of the committees and meeting effectiveness, identify any gaps in skills and experience and to ensure that the board is making the best use of each director’s expertise.

Responses are confidential and tallied externally to preserve anonymity and encourage open comments and full disclosure. Individual directors are not identified in the reports, other than the director self-assessments which are reviewed by the board chair and the chair of the nominating, corporate governance and risk committee who receive the reports. Board assessment results are shared with all board members and committee assessment results are shared with all committee members.

Directors complete a self-assessment of their skills, performance and relevant experience. The nominating, corporate governance and risk committee chair or the board chair also conducts one-on-one interviews to allow directors to speak candidly about any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board. The interview allows the chair to discuss capacity and commitment to the board as well as education opportunities.

The committee reviews the results of the board assessments, and makes recommendations to the board about board and/or committee composition, or changes to the structure, process or other aspects to enhance board performance.

An independent third-party review of the board, committees, and directors was implemented by the board in 2014 and will be conducted every three years. The next independent third-party review of the board, committees and directors will take place in 2017.

SURVEYS	ACTIONS

Board survey	●	nominating, corporate governance and risk committee analyzes results and prepares a summary report for the board
● completed by all directors

Director self-evaluation	●	the nominating, corporate governance and risk committee chair and the board chair analyze results and discuss them with individual directors during their personal interviews
● completed by all directors

Board chair evaluation	●	nominating, corporate governance and risk committee chair reviews the results and presents them to the board chair
● completed by all directors

Committee surveys	●	each committee chair analyses the results and prepares a summary report for the committee and reports to the board
● completed by members of each committee

Surveys of committee chairs	●	board chair reviews the results and discusses any issues raised with each committee chair
● completed by members of each committee

CEO evaluation	●	the human resources and compensation committee reviews and discusses the results
● completed by the non-executive directors	●	the board discusses the results and the board chair reviews them with the CEO

34    CAMECO CORPORATION

 Board committees

The board carries out its responsibilities directly and through its five standing committees:

●  audit and finance

●  human resources and compensation

●  nominating, corporate governance and risk

●  reserves oversight

●  safety, health and environment.

The committee structure ensures directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance generally.

Three committees – audit and finance, human resources and compensation and nominating, corporate governance and risk – are 100% independent.

COMMITTEE RESPONSIBILITIES

Each board committee was formed based on the need for detailed oversight in key areas. Each committee has a mandate outlining the responsibilities and duties of the committee and its chair. You can find a copy of the mandates on our website (cameco.com/about/governance/board-committees).

Each committee fulfills a governance role and develops an annual work plan for the year that sets out its priorities and activities and oversight of particular risks.

Committee work supports our four measures of success. We assess corporate performance based on how well we achieve both financial and operational goals, which are tied to our four measures of success (see pages 63 and 71 through 73).

MEASURE OF SUCCESS	COMMITTEES RESPONSIBLE
Outstanding financial performance	Audit and finance
Supportive communities	Audit and finance Safety, health and environment Human resources and compensation
Safe, healthy and rewarding workplace	Safety, health and environment Human resources and compensation
Clean environment	Safety, health and environment

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and for chairing their committee meetings, as set out in each committee mandate.

Every year each committee conducts a formal self-assessment and reviews its performance against the committee’s mandate.

COMMITTEE MEMBERSHIP

Committee membership is reviewed after a new board is elected and when changes are appropriate. We strive for periodic rotation of committee members but it is not mandated because there may be reasons to keep an individual director on a certain committee for a longer period. Changes are based on the recommendations of the chair of the board and the chair of the nominating, corporate governance and risk committee.

MORE ABOUT BOARD COMMITTEES

Each committee reviews its mandate annually.

Each committee sets aside time at each meeting to meet in camera without management present, and reports the business of its meetings to the board in a timely manner.

You can read a report from each committee starting on the following page.

Committee chair rotation

We have a committee chair rotation policy that calls for rotating the positions every five years.

Two committee chairs were changed in 2015. Jim Gowans took on the chairperson role for the safety, health and environment committee and Catherine Gignac assumed the chairperson role for the reserves oversight committee. New chairs will be appointed to the nominating, corporate governance and risk committee and the human resources and compensation committee following the retirements of the chairs of those committees.

Changes to the committee chairs and committee memberships must be made in a way that balances continuity and the need for fresh ideas, while recognizing each director’s particular areas of expertise.

CROSS-COMMITTEE ATTENDANCE

An informal invitation is extended to all directors to attend any board committee meeting. All directors have a standing invitation to attend the financial oversight portion of each audit and finance committee meeting.

Members of the audit and finance committee attend the portion of the human resources and compensation committee meeting on the finance succession plan, which includes the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews that aspect of our annual corporate performance.

The chair of the reserves oversight committee attends the audit and finance committee meeting to report on annual reserves and resources.

ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee. The human resources and compensation committee and the nominating, corporate governance and risk committee each engaged an independent consultant in 2015.

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Audit and finance committee

MEETINGS IN 2015: 7

The committee met separately with the internal auditor and external auditors at every regular meeting.

MEMBERS

John Clappison (chair since

May 2009)

Ian Bruce

Daniel Camus

Catherine Gignac

Nancy Hopkins

Neil McMillan (ex-officio)

There we no membership changes in 2015.

100% INDEPENDENT

All members are independent and financially literate

John Clappison and Ian Bruce are the audit and finance committee’s financial experts because they have accounting or related financial expertise and meet the necessary requirements under US securities laws.

Daniel Camus also qualifies as a financial expert given his experience.

None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting; the adequacy and effectiveness of our internal controls and disclosure controls; legal, regulatory and ethical compliance; the independence and performance of our external and internal auditors; oversight of specific risks; and prevention and detection of fraudulent activities and financial oversight.

2015 COMMITTEE HIGHLIGHTS
Financial reporting
● oversaw the quality and integrity of our accounting and financial reporting processes
● reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval
● consulted with the human resources and compensation committee regarding the CFO and controller succession plans
Internal controls
● reviewed the effectiveness and integrity of our internal control systems and disclosure controls
External audit

●   approved the annual audit plan and the external auditors’ fees, including pre-approval of all services to be provided. See page 5 for a description of the services provided by the external auditor and the fees paid to them in 2015

● received regular reports from the external auditor on the audit of our financial statements
● assessed the performance of the external auditor
● reviewed the auditor’s qualifications, independence and depth of business and industry knowledge and recommended the appointment of our external auditor for the coming year
● regularly met with the external auditor without management present
Internal audit
● assessed the internal auditor, approved revisions to the internal audit mandate and approved the internal audit plan for the year
● received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management
● regularly met with the internal auditor without management present
Compliance
● reviewed reports about our compliance programs, including the code of conduct and ethics and our international business conduct (anti-corruption) compliance program
● reviewed related-party transactions and political and charitable donations
● received briefings on the OECD’s base erosion and profit shifting requirements (BEPS)
● reviewed policies and programs to monitor compliance with legal and regulatory requirements
● received briefings and reports on management’s hedging, debt and credit policies and compliance with them
● received and reviewed quarterly litigation reports
Risk oversight
● received five management presentations on enterprise risks that the committee oversees
● received quarterly updates on the status of mitigation plans pertaining to the risks that the committee oversees (including financial, fraud and other material risks within the committee’s mandate)
Financial oversight
● received and reviewed reports on our insurance program, directors’ and officers’ liability insurance and indemnity agreements
● received and reviewed the annual supply chain management report
● received regular reports from NUKEM on its trading activities
● received and reviewed reports on the company’s funding including finance and cash flow planning

36    CAMECO CORPORATION

Human resources and compensation committee

MEETINGS IN 2015: 6

MEMBERS

James Curtiss (chair since

May 2002)

Ian Bruce

Daniel Camus

Anne McLellan

Neil McMillan (ex-officio)

Joe Colvin and Vic Zaleschuk

left the committee in May 2015.

100% INDEPENDENT

The committee also has an

external consultant who

provides independent advice

on executive compensation

matters. Meridian

Compensation Partners

(Meridian) has been the

committee’s consultant since

December 2011, and it has not

provided any services to

management.

The committee reviewed its

mandate and is satisfied that

it carried out its duties and

responsibilities.

KEY RESPONSIBILITIES

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation and executive succession and development.

2015 COMMITTEE HIGHLIGHTS

A letter from the chair of the human resources and compensation committee begins on page 47.

Compensation governance

●   monitored compensation trends and emerging issues

●   reviewed ‘say on pay’ results

●   reviewed all aspects of our director and executive share ownership guidelines, including compliance

●   selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees and considered its independence

●   reviewed the compensation disclosure in this circular

Executive and director compensation

●   participated in a comprehensive review of the executive compensation program

●   approved executive compensation, including compensation philosophy, comparator group and the incentive plans and other program components and established the overall approach, pay mix, target awards and allocation of long-term incentive awards

●   oversaw our director compensation program

Succession planning

●   oversaw the succession planning process and reviewed the executive talent pool

Risk oversight

●   received management presentations on enterprise risks that the committee oversees

●   received quarterly status updates on the mitigation plans pertaining to the risks that the committee oversees (including compensation risk, third-party compensation risk assessments, talent management risk, succession risk, cyber-security risk and other material risks within the committee’s mandate)

Pension plan governance

●   oversaw pension plan governance and management’s supervision of our pension plan

Nominating, corporate governance and risk committee

MEETINGS IN 2015: 7

MEMBERS

Nancy Hopkins (chair since

May 2009)

John Clappison

James Curtiss

Anne McLellan

Neil McMillan (ex-officio)

Vic Zaleschuk left the

committee in May 2015.

100% INDEPENDENT

The committee reviewed its

mandate and is satisfied that

it carried out its duties and

responsibilities.

KEY RESPONSIBILITIES

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending director candidates and overseeing risk management.

2015 COMMITTEE HIGHLIGHTS
Corporate governance
● monitored governance trends and emerging issues
● reviewed revisions to our governance guidelines, including the addition of policies related to board interlocks and board chair tenure, and recommended approval to the board
● reviewed director independence and conflicts of interest
● assessed the size, composition and mandates of the board and board committees
● reviewed and updated the competency and attribute matrices
● reviewed the board’s diversity policy and tenure
● oversaw our director education program
Director recruitment
● oversaw the director selection process, including identification of selection criteria, selection of a director search firm and review and approval of interview candidates
● recommended Don Kayne as a new director, who was appointed January 1, 2016
Risk oversight
● oversaw our risk management process and policies
● oversaw management of our risk profile and risk tolerance associated with our strategy and corporate objectives
Board and committee assessments
● evaluated the performance and effectiveness of the board and directors based on the annual assessment results (no material issues were raised as part of this process)
● reviewed committee composition

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Reserves oversight committee

MEETINGS IN 2015: 3

The committee also met separately with the leading qualified person at every meeting.

MEMBERS

Catherine Gignac (chair since

May 2015)

Ian Bruce

Donald Deranger

Jim Gowans

Neil McMillan (ex-officio)

Catherine Gignac became the chair and Jim Gowans continued as a member in May 2015.

Three of the four members are independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES
The reserves oversight committee supports the board in fulfilling its oversight responsibilities regarding estimating and disclosing mineral reserves and resources.
2015 COMMITTEE HIGHLIGHTS
Estimating mineral reserves and resources
● confirmed our designated qualified persons for estimating our mineral reserves and resources
● performed the due diligence process for the year-end reserves and resource reporting
● reviewed management’s annual reserve and resource report and annual reconciliation of reserves to mine production and recommended them to the board for approval
● reviewed material changes to mineral reserve and resource estimates and recommended them to the board for approval before publication and release
● received management reports on internal controls and procedures regarding mineral reserve and resource reporting
Disclosing mineral reserves and resources
● monitored industry standards and regulations on estimating and publishing mineral reserve and resource information, and related issues and developments through reports from management
● received reports from the leading qualified person on the mineral reserve and resource estimates and confirmed that the information has not been restricted or unduly influenced

●   received confirmation from the leading qualified person and COO that the information is reliable and that we will publish mineral reserves and resource estimates according to securities laws and regulations that apply to us

● received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserve and resource estimates comply with industry standards
● reviewed Cigar Lake and JV Inkai life of asset plans
Risk oversight
● received management presentations on enterprise risks that the committee oversees

●   received status updates on the mitigation plans pertaining to the risks that the committee oversees (including mineral reserves and resources risks and other material risks within the committee’s mandate)

Safety, health and environment committee

MEETINGS IN 2015: 5

MEMBERS

Jim Gowans (chair since

May 2015)

Daniel Camus

Donald Deranger

Anne McLellan

Neil McMillan (ex-officio)

Jim Gowans became the chair and Joe Colvin and Catherine Gignac left the committee in May 2015.

Three of the four members are independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES
The safety, health and environment committee supports the board in fulfilling its oversight responsibilities regarding safety, health and environmental matters.
2015 COMMITTEE HIGHLIGHTS
Overseeing and assessing policies and management systems
● approved the safety, health, environment and quality (SHEQ) policy
● reviewed the implementation of the Cameco management system
● oversaw our compliance with all relevant SHEQ legislation and our SHEQ policy and programs
● received reports on management’s benchmarking of our policies, systems and monitored processes against industry best practice
Monitoring and assessing performance
● reviewed findings of safety, health and environment (SHE) audits, action plans and results of investigations into significant events
● monitored the US Occupational Safety and Health Administration (OSHA) metrics implemented to drive continued improvements to our safety performance
● reviewed the annual SHE budget to ensure sufficient funding for compliance
● determined the SHEQ objectives and results for executive compensation and related impact
● reviewed our sustainable development update
● monitored trends and significant events through reports from management
Risk oversight
● received management presentations on enterprise risks that the committee oversees
● received status updates on the mitigation plans pertaining to the risks that the committee oversees (including SHE risks and other material risks within the committee’s mandate)

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Compensation

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section of the board’s report is based on the recommendations of the human resources and compensation committee. It gives you insight into our compensation process and the components of our program.

We have provided more information than what is required by regulators to give you a more complete understanding of our decisions.

Where to find it
Compensation governance	40
• Risk management	40
• Independent advice	41
Director compensation	43
• Compensation discussion and analysis	43
- Approach	43
- Share ownership	43
- Fees and retainers	43
- Assessing the program	44
• 2015 Details	45
- Director compensation table	45
- Incentive plan awards	46
- Loans to directors	46
Executive compensation	47
• Message to shareholders	47
• Cameco compensation practices	52
• Executive compensation and strategy	53
- Compensation timeline	53
• Share performance and executive compensation	54
- CEO compensation summary	57
- CEO’s compensation lookback	58
• Compensation discussion and analysis	59
- Approach	59
- Annual decision-making process	62
- Measuring performance	63
- Compensation components	64
- Program changes for 2016	70
- 2015 Performance and compensation	71
- 2016 Compensation decisions	77
• 2015 Details	78
- Summary compensation table	78
- Incentive plan awards	81
- Equity compensation plan information	83
- Pension benefits	84
- Loans to executives	86
- Termination and change of control benefits	86

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Compensation governance

The board has ultimate responsibility for Cameco’s compensation.

The human resources and compensation committee assists the board in overseeing our human resources policies, executive compensation, succession planning, pension plans and director compensation. The committee is qualified and experienced and 100% independent, and has four members of varying tenure.

YEARS ON COMMITTEE

James Curtiss (chair)	16

Ian Bruce	2

Daniel Camus	5

Anne McLellan	9

Neil McMillan (ex-officio)

NUMBER OF COMMITTEE MEMBERS

Business and industry experience	4 of 4

Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	4 of 4

Governance background	4 of 4

Risk oversight experience	4 of 4

Executive leadership	3 of 4

James Curtiss is a lawyer with a strong background in governance and executive compensation. He has 13 years of experience as committee chair and has been a member of our nominating, corporate governance and risk committee for seven years. Two of the committee members have a strong financial background and both serve as the audit committee chair for other public company boards.

You can read more about the committee members in the director profiles starting on page 11.

Risk management

Compensation risk is addressed by the human resources and compensation committee (see page 32 for details).

Our compensation program:

●	is designed to encourage the right management behaviours
●	uses a broad-based approach to assess performance (balanced scorecard)
●	recognizes appropriate risk taking
●	avoids excessive payouts to executives and employees.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate objectives for all incentive plans.

The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

IMPORTANT THINGS TO KNOW

We believe in frank and transparent disclosure.

The board oversees our compensation policies and practices and can use discretion, subject to limits on adjusting compensation upward.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation when appropriate.

Management developed six compensation principles that were adopted by the board (see page 59). These principles guide all executive compensation decisions at Cameco.

CLAWBACK POLICY

We have a clawback policy that applies to all named executives and compensation received after January 1, 2013. Our previous policy (in effect since 2003) applies to incentive compensation awarded to the CEO and CFO prior to 2013.

The policy covers incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows us to recoup the incentive compensation of the executive at fault if all three of the following events occur:

●	we make an accounting restatement if there is a material non-compliance with financial reporting requirements under securities laws
●	an executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement
●	the executive was overcompensated as a result of the restatement.

If these three events occur, the board and the human resources and compensation committee will decide how the policy will apply. If an executive is at fault, we recoup the amount of the incentive compensation granted during or for the years subject to the restatement that exceeds the compensation that would have been computed based on the restated results.

ANTI-HEDGING

Our securities trading and reporting policy aligns the interests of our employees and shareholders by prohibiting transactions that could be perceived as speculative or influenced by positive or negative perceptions of Cameco’s prospects, including the use of puts, calls, collars, spread bets and contracts for difference. It also prohibits employees from engaging in hedging activities of any kind respecting Cameco securities or other instruments or agreements, such as LTI awards, where the value or payment obligation is derived from or based on the value of a Cameco security.

40    CAMECO CORPORATION

SHARE OWNERSHIP

Until their target ownership levels are met, our share ownership guidelines require executives to hold their current shares, and to purchase additional shares with their after-tax proceeds from redeeming or exercising equity awards. See page 61 for details.

EQUITY COMPENSATION

LTI awards are allocated 60% to PSUs and 40% to stock options and their value is not guaranteed.

Performance under the PSU plan is based on a combination of absolute and relative measures over a three-year period – relative average realized uranium price, tier-one production and relative TSR. The relative TSR metric has a 40% weighting.

The ultimate value of the stock options is determined by our share price at the time of exercise. All stock options granted since 2008 are currently out-of-the-money.

Independent advice

The board and board committees retain independent consultants as appropriate to assist them in carrying out their duties and responsibilities.

Meridian Compensation Partners (Meridian) serves as the human resources and compensation committee’s independent consultant, and Mercer (Canada) Limited (Mercer) is management’s consultant.

COMPENSATION RISK ASSESSMENT

Meridian reviewed our program changes since 2013 and confirmed that these changes are neutral or reduce compensation-related risk.

Mercer and management conducted a comprehensive review of our compensation program, policies and practices in 2015 as part of our regular practice.

The review included nine key areas:

●  compensation principles

●  comparator groups

●  positioning of target compensation

●  pay mix

●  incentive plan design

●  performance measures

●  share ownership

●  plan governance and risk mitigation

●  supplemental executive pension program.

Meridian reviewed management’s recommendations and provided advice to the human resources and compensation committee. They also reviewed the revised comparator group for benchmarking executive compensation and confirmed that the comparator group is relevant and an appropriate size and that the selection criteria remain valid.

Meridian reviews program changes to confirm that they have a neutral impact or reduce compensation-related risk, and reviewed all changes coming out of the 2015 review.

ABOUT OUR COMPENSATION FRAMEWORK

●	We use a multi-year strategic plan to balance risk and reward.
●	We embed our corporate objectives into how we assess executive performance.
●	Compensation is based primarily on performance, not length of service.
●	We use at-risk compensation to motivate executives because the value depends on performance.
Balanced decision-making
●	Corporate performance is based on absolute and relative measures.
●	We use a balanced score card to provide a more direct line of sight to specific objectives.
Threshold performance
●	We must achieve at least a minimum threshold performance to receive incentive award payouts.
Limits on incentive pay
●	The STI and PSU plans are designed to pay out at a maximum of 200% of target if performance is exceptional. The human resources and compensation committee and board cannot exceed this cap.
●	We set achievement thresholds and maximums for each objective under the plans to determine the payout and avoid extremely high payouts from excessive risk-taking.
●	Potential payouts under the incentive plans are modest as a percentage of revenue and income.
Clawback policy
●	We claw back incentive compensation if there was an overpayment because of a restatement of our financial statements due to misconduct.
No hedging
●	Our securities trading and reporting policy prohibits directors, executives and other employees from hedging their shares or equity-based compensation.
CCGG pay-for-performance principles
●

Our compensation philosophy and practices incorporate the compensation principles that the Canadian Coalition for Good Governance (CCGG) recommends for Canadian companies. These principles reflect pay for performance and integrate risk management functions into the company’s executive compensation philosophy and structure.

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COMMITTEE’S CONSULTANT

The committee considers the independence of advice it receives on compensation matters, and reviews all fees and the terms of consulting services provided by the independent consultant.

The committee considers the recommendations provided by its compensation consultant or management along with other information, and is ultimately responsible for its own decisions.

The committee reviews our director and executive compensation programs regularly as a good practice. A formal review of director compensation was conducted in 2014 and a comprehensive review of executive compensation was conducted in 2015.

The table below shows the fees paid to the independent consultant in 2014 and 2015. Meridian did not provide any services to management in either year.

	2015	2014

Meridian Compensation Partners

Executive compensation-related fees	$110,055	$119,500
All other fees	–	–
Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2015 as part of our comprehensive review of executive compensation:

Executive compensation

●	reviewed the comparator group

●	updated the compensation risk review

●	provided two updates on compensation and governance trends

●	reviewed our 2015 performance against targets

●	reviewed the compensation for the CEO and senior vice-presidents

●	conducted a review of our executive compensation program, performance measures, and STI and PSU plan objectives

●	completed a pay for performance assessment

●	reviewed our share ownership and hold requirements

●	conducted an in-depth review of the compensation discussion and analysis (CD&A)

●	consulted on numerous compensation governance matters, including clawbacks, proxy advisor positions, realized and realizable pay disclosure and ISS pay-for-performance modeling.

The committee reviewed Meridian’s report on independence as contemplated by the NYSE rules, is satisfied with the report and also determined that Meridian is independent.

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Director compensation

Compensation discussion and analysis

1.    Approach

We have three goals:

●	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.
●

Align the interests of our board and shareholders by requiring directors to own shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units until they meet our share ownership guidelines.

●	Pay competitively by positioning compensation at the median of director compensation paid by companies that are similar in nature and scope of operations and comparable in size.

2.    Share ownership

We introduced share ownership guidelines for non-executive directors in 2003 to more closely align their interests with those of our shareholders.

The human resources and compensation committee regularly reviews the share ownership guidelines and compares our director share ownership levels to our comparator group of companies. At the time of the director compensation review in 2014, we increased the guidelines from three times to four times the annual retainer to align more closely with market practices and strengthen the alignment of their interests with those of our shareholders.

Directors must build their ownership of Cameco shares or DSUs and ultimately hold at least four times their annual retainer. A director who:

●

joined the board before July 1, 2014 has the initial five-year period to meet the previous target (three times the annual retainer) and an additional two years to meet the new target (four times the annual retainer)

●	joins after July 1, 2014 has five years to meet the new target
●	becomes the board chair has an additional three years to meet the target (due to the higher retainer as board chair).

We assess compliance annually, and value shares and DSUs at the price they were acquired or the year-end closing price of Cameco’s shares on the TSX, whichever is higher.

ABOUT DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents, at the same rate as dividends paid on our common shares.

DSUs are paid out to directors in cash following their retirement from the board.

As of December 31, 2015, all of the nominated directors are in compliance with the guidelines. They either hold the minimum, or have time remaining to acquire the necessary holdings. See the director profiles beginning on page 11 for details about each director’s share ownership.

The human resources and compensation committee reviews any situation where a director does not meet the requirement by the required date or maintain the minimum ownership level, and recommends a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

As of December 31, 2015, directors held $10,626,996 worth of DSUs based on $17.07, the year-end closing price of Cameco shares on the TSX.

SHARE OWNERSHIP REQUIREMENTS

In 2014, we increased our director share ownership guidelines from three times to four times their annual retainer.

3.    Fees and retainers

Director compensation includes:

●	an annual retainer (higher retainer for the non-executive chair of the board)

●	an annual fee as committee chair or committee member (higher fee for the human resources and compensation and audit and finance committee chairs)

●	an attendance fee for each board and committee meeting they attend (higher fee for the human resources and compensation and audit and finance committee members)

●	a travel fee to cover the necessary travel time to attend board and committee meetings.

The non-executive chair receives a flat fee retainer, so Neil McMillan did not receive any committee retainers or board or committee attendance fees in 2015. We pay for reasonable travel and out-of-pocket expenses relating to directors’ duties.

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The table below shows our current non-executive director fee schedule, which was revised on July 1, 2014. Directors who live outside of Canada receive their compensation in US dollars. Directors who are employees of Cameco, such as Tim Gitzel, do not receive director compensation.

Total compensation for each director in 2015 was at the 52nd percentile of the S&P/TSX 60.

ANNUAL RETAINER	($)
Non-executive chair of the board	375,000
Other non-executive directors	160,000
Committee members (per committee)	5,000
Committee chairs Audit and finance committee and Human resources and compensation committee Other committees	20,000 11,000
ATTENDANCE FEES (PER MEETING)
Board meetings	1,500
Audit and finance committee meetings and Human resources and compensation committee meetings	2,000
Other committee meetings	1,500
TRAVEL FEES (PER TRIP)
Greater than 1,000 km within Canada	1,700
From the US	1,700 (US)
From outside North America	2,700 (US)

A director who has not met the share ownership guidelines must receive at least 60% of their annual retainer in DSUs.

A director who has met the guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which they decide before the beginning of the fiscal year. See the director compensation table on the next page for details.

Directors who elect to receive all of their compensation in cash continue to increase their share ownership through dividend equivalents paid in DSUs.

Directors must maintain their share ownership once they meet the guidelines, however we value the shares and DSUs on an ongoing basis using the closing price of our shares on the TSX or the acquisition value, whichever is higher.

4.    Assessing the program

The human resources and compensation committee periodically reviews director compensation and makes recommendations to the board as appropriate.

The committee conducted a formal review of director compensation in 2014. The board approved changes, which went into effect on July 1, 2014 and were reported in our 2015 circular. The next formal review will be conducted in 2016.

44    CAMECO CORPORATION

2015 Details

Daniel Camus, Joe Colvin and James Curtiss received their compensation in US dollars because they live outside of Canada. The amounts relating to their compensation were converted to Canadian dollars at the following exchange rates:

	MARCH 24, 2015	JUNE 16, 2015	SEPTEMBER 22, 2015	DECEMBER 22, 2015
$1 (US)	$1.2501 (Cdn)	$1.2312 (Cdn)	$1.3258 (Cdn)	$1.3937 (Cdn)

Director compensation table

The table below shows fees earned by each non-executive director in 2015, based on the fee schedule, their committee memberships and the number of meetings attended.

Tim Gitzel does not receive any compensation as a director because he is compensated in his role as president and CEO (see the summary compensation table on page 78). Neil McMillan is our non-executive chair of the board and his board retainer reflects the fees paid to him in this capacity.

		RETAINER		ATTENDANCE FEES

NAME	BOARD ($)	COMMITTEE MEMBER ($)	COMMITTEE CHAIR ($)	BOARD ($)	COMMITTEE MEETINGS ($)	TRAVEL FEE ($)	TOTAL PAID ($)	% OF TOTAL RETAINER PAID IN DSUs (%)
Ian Bruce	160,000	15,000	–	15,000	26,500	–	216,500	50
Daniel Camus	208,032	19,503	–	19,426	38,732	17,805	303,499	50

John Clappison	160,000	5,000	20,000	15,000	21,000	10,200	231,200	60

James Curtiss	208,032	6,501	26,004	19,426	25,069	11,211	296,243	0

Donald Deranger	160,000	10,000	–	15,000	12,000	–	197,000	60

Catherine Gignac	160,000	8,901	6,709	15,000	19,500	10,200	220,310	60

Jim Gowans	160,000	5,000	11,000	13,500	12,000	8,500	210,000	100

Nancy Hopkins	160,000	5,000	11,000	15,000	21,000	–	212,000	25

Don Kayne (joined the board on January 1, 2016)	–	–	–	–	–	–	–	–

Anne McLellan	160,000	15,000	–	15,000	26,500	–	216,500	60

Neil McMillan	375,000	–	–	–	–	–	375,000	60

Joe Colvin	78,146	2,442	5,373	11,166	8,685	4,218	110,029	0

Victor Zaleschuk	62,857	5,893	–	7,500	8,500	3,400	88,150	25

Total	2,052,067	98,240	80,086	161,018	219,486	65,534	2,676,431	–

Joe Colvin and Victor Zaleschuk retired from the board on May 22, 2015.

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Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2015. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards, into the table below.

Directors received their retainer and fees in cash and DSUs:

●	Share-based awards – Value vested during the year is the amount of DSUs that the directors received in 2015, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2015.
●	Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs that have vested. DSUs are not paid out until the director resigns or retires from the board. The DSUs were valued at $17.07, the closing price of Cameco shares on the TSX on December 31, 2015.

NAME	SHARE-BASED AWARDS
	VALUE VESTED DURING THE YEAR ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Ian Bruce	114,076	336,280
Daniel Camus	167,696	831,462
John Clappison	110,322	718,256
James Curtiss	41,803	1,920,508
Donald Deranger	157,040	576,563
Catherine Gignac	98,402	170,659
Jim Gowans	228,045	962,432
Nancy Hopkins	63,232	503,545
Don Kayne (joined the board on January 1, 2016)
Anne McLellan	107,103	570,359
Neil McMillan	245,762	1,095,164
Joe Colvin	16,566	1,526,437
Victor Zaleschuk	37,234	1,415,331
Total	1,387,281	10,626,996

See the director profiles starting on page 11 for the number of Cameco shares and DSUs held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003. None of the directors have any outstanding options.

Loans to directors

As of March 8, 2016, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

46    CAMECO CORPORATION

Executive compensation

Cameco is committed to maintaining the transparency of our executive compensation program.

The following message by the chair of the human resources and compensation committee highlights key aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 59.

Message to shareholders

Dear Shareholder,

On behalf of the human resources and compensation committee, I am pleased to share with you our approach to executive compensation for 2015 and provide additional insight into how Cameco’s executives are paid and the reasons why.

COMMITMENT TO PAY FOR PERFORMANCE

Your board is committed to pay for performance. Executive pay at Cameco is linked to both the execution of the business plan and our commitment to deliver strong returns to shareholders. Our guiding principle of executive compensation is that an appropriate mix of fixed and variable compensation, short- and long-term incentives, and risk and reward will motivate executives to increase long-term shareholder value.

The committee considers many factors in setting total compensation, including competitive market conditions, internal equity, scope of the role, risk-taking, current business challenges, longer-term performance and strategic objectives.

Most of management’s compensation is incentive-based and dependent on short- and long-term performance. We mitigate risk through a carefully designed compensation program, risk policies and a comprehensive decision-making process. Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess performance all discourage excessive risk-taking (see the Compensation discussion and analysis beginning on page 59 for more detail).

COMPREHENSIVE COMPENSATION REVIEW

In 2015, the committee led its triennial comprehensive review of the executive compensation program which included expert advice from the committee’s independent consultant (Meridian) and management’s consultant (Mercer). Overall, the review found that the compensation program is fundamentally sound and only minor adjustments were required to reinforce the link between pay and performance, align more closely with the median of the market, mitigate risk and support good governance generally. The changes are relatively minor because the committee completes an annual market check of the major components of the executive compensation program and corrects any major discrepancies. Any changes are reported to Cameco’s shareholders in the CD&A.

The committee implemented the following changes for 2016:

●  adjusted the compensation comparator group to reflect Cameco’s sale of its interest in Bruce Power and the resulting increased focus on mining

●  changed the relative performance benchmark for the performance share unit plan to the TSX 60 because Cameco’s share price tracks more closely with this index and it is a relevant group of companies that reflects Cameco’s competitors for shareholder investment

●  increased the short-term and long-term incentive targets for each named executive to increase pay for performance and better align with the comparator group.

COMPENSATION AND PERFORMANCE PEERS

The committee assesses executive compensation levels using a group of comparator companies. These companies are in similar capital intensive, complex and highly-regulated businesses with head offices in Canada. These are also the companies that Cameco competes with for executive talent.

While these companies are suitable for comparing compensation, historically there has been some challenge to using them for comparing total shareholder return (TSR) – a key measure for assessing relative company performance for the performance share unit plan. Our analysis shows that Cameco’s share price movement is not correlated with the current comparator group. In fact, Cameco is one of the least risky stocks in the comparator group and within the uranium industry group itself.

The committee also evaluated how Cameco’s TSR correlates with the broader market (TSX Composite, TSX 60 and TSX Global Mining indices) and a handful of uranium companies. The committee determined that the TSX 60 would be a more effective benchmark for measuring Cameco’s relative TSR for two reasons:

●  the TSX 60 is an index of leading companies and the average of the index falls within Cameco’s parameters of one-third to three times its size

●  it measures how Cameco performs against its competitors for shareholder capital, better aligning with shareholders’ interests.

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2015 COMPANY PERFORMANCE

The committee measures Cameco’s performance in absolute and relative (compared to other companies and benchmarks) terms as well as in short-term (annual) and long-term accomplishments. Short-term incentive awards are tied to the achievement of annual targets in the balanced scorecard (financial, operational, safety, environment and community support) that contribute to long-term sustainable shareholder value (see page 71).

Long-term incentive awards are tied to absolute and relative measures, including relative share performance, the uranium price achieved relative to prices realized by competitors, and the growth in Cameco’s tier-one uranium production over a three-year period.

Although there were some positive developments in 2015, there were no fundamental changes to the uranium market. Supply continued to be readily available in the near term, and the spot price remained depressed, although relatively stable, ending the year at $34.23 compared to $35.50 at the end of 2014. The long-term uranium price declined by 11% and averaged about $46 (US) per pound for 2015.

Despite this difficult market environment, Cameco achieved adjusted net earnings1 of $344 million in 2015 compared to $412 million in 2014, demonstrating the strength of Cameco’s marketing strategy in providing protection in a declining market.

Other accomplishments in 2015:

●	annual gross profit of $697 million, up 9% from 2014

●	record annual uranium revenue of $1,866 million, up 5% from 2014

●	accelerated ramp-up of Cigar Lake mine and achieved 11.3 million pounds (100% basis) of packaged production

●	secured regulatory approvals to increase production at McArthur River.

Cameco is committed to living a strong safety culture, while always looking to continually improve. Injury rates trended downward across the company. It did not meet its targets for the year, however average radiation doses remained low and stable.

Cameco is also committed to being a leading environmental performer and had no significant environmental incidents in 2015, the eighth year in a row (see page 73).

Gaining the trust and support of communities, indigenous people, governments and regulators is necessary to sustain its business. Cameco earns support and trust through excellent safety and environmental performance, by proactively engaging stakeholders in an open and

1	Adjusted net earnings is a non-IFRS measure as described in our 2015 annual MD&A and excludes the impact of various items as detailed in note 1 on page 73.

transparent way, and by making a difference in the communities where it operates.

Additional highlights:

●  over $299 million in procurement from locally-owned northern Saskatchewan companies

●  1,369 local personnel from northern Saskatchewan (811 Cameco employees, or 49.8% of the employee workforce; and 558 contractors, or 60.3% of the contractor workforce)

●  community engagement activities at all of Cameco’s operations

●  established relationships with five universities along with Los Alamos National Laboratory, and the United States Geological Survey in conducting groundwater restoration.

Cameco also continues to build an engaged, qualified and diverse organization capable of implementing its strategic plan in a challenging market. It earned four awards in 2015 that recognize its strengths as an employer.

Despite continued market pressures, Cameco achieved or exceeded most of its targets for the short-term incentive plan (see page 71), resulting in an overall performance rating of 98%.

Although Cameco’s share price declined by about 10% in 2015, one-year relative TSR was at the 75th percentile of the comparator group, reflecting strong performance and the ability to protect earnings in a declining market.

Compensation decisions were also impacted by the departure of one executive during the year. The decision not to fill the vacancy in light of the uncertain market conditions resulted in increased responsibilities for the CEO and other four named executives.

2015 CEO COMPENSATION

Corporate performance remains the single biggest factor affecting the board’s decisions on pay for Cameco’s CEO and other senior officers. The CEO’s target compensation mix is 19% base salary and 81% at-risk compensation (19% short-term incentive (STI) and 62% long-term incentives (LTI)).

The LTI is awarded 60% as performance share units (PSUs) and 40% as stock options. The heavier weighting on PSUs increases the emphasis on performance-based vesting, reduces shareholder dilution and provides strong alignment with shareholder interests. Relative TSR is weighted 40% in the PSU plan because of its importance to shareholders.

The CEO’s base salary was increased by 6.8% for 2015, reflecting Cameco’s strong operating performance in a challenging nuclear/uranium market environment and to bring his salary closer to the market median.

His annual bonus was $1,084,000, reflecting the company’s solid performance (98%) on the STI targets and his individual performance.

The 2013 PSUs vested on December 31, 2015 and, based on corporate performance and share price, paid out on March 1, 2016 at 92.5% of their original grant value disclosed in our 2012 circular.

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The CEO’s total direct compensation in 2015 was $5.9 million, up from 2014. This reflects solid corporate performance as assessed by the committee and his increased responsibilities due to the decision not to fill the vacated executive role. The CEO’s three-year average realized and realizable pay at the end of 2015 was $3.1 million, which is $2.8 million less than his reported compensation (you can read more about the CEO’s compensation beginning on page 57).

THREE-YEAR PERFORMANCE

Over the past three years, the uranium industry continued to be negatively affected by events in Japan, which resulted in the entire Japanese reactor fleet being shut down in 2011. While there have been restarts, the Japanese reactor fleet continues to face challenges. The average uranium spot price fell by about 21% from 2012 to 2013, 13% from 2013 to 2014, and 4% from 2014 to 2015 for a total drop of about 34% for the three-year period.

While Cameco’s share price is usually highly correlated to the uranium price, absolute TSR increased by 14.7% from 2012 to 2013, decreased by 11.9% from 2013 to 2014 and also decreased by 8.4% from 2014 to 2015.

Despite the 34% decline in the uranium spot price, Cameco’s adjusted net earnings2 in 2015 decreased by less (22%) from 2013. This level of earnings over a very challenging three-year period demonstrates the strength of management’s marketing strategy and focus on cost reduction.

CEO COMPENSATION 2013 TO 2015

Tim Gitzel became Cameco’s president and CEO shortly after the events at Fukushima in 2011, which affected Cameco directly as one of the largest suppliers of uranium to nuclear power plants. Several countries announced phase-outs of nuclear reactors, halted growth of their nuclear programs, and took a pause to examine the safety of existing reactors to determine what improvements may be needed. The CEO has led the company through a market coming to grips with the implications of the Japanese situation for the global nuclear industry.

During the past three years, the CEO revised Cameco’s strategy to focus on tier-one assets and manage the supply according to market conditions in order to return the best value possible, while continuing to streamline costs, increase efficiency and enhance capital allocation. At the same time he has maintained a strong focus on operating safely, protecting the environment, attracting/retaining skilled employees and securing community support.

2	Non-IFRS measure as described in our 2015 annual MD&A.
See note 1 on page 73 for more information.

While Cameco’s share price remained under pressure during this period as uranium prices continued to decline, three-year relative TSR was at the 67th percentile, outperforming the comparator group.

2015 COMPENSATION REVIEW

In 2015, the committee led a comprehensive review of our executive compensation program, policies and practices, consistent with our policy of reviewing executive compensation every three years.

Working with its independent consultant (Meridian) and management’s consultant (Mercer), the committee concluded that Cameco’s executive compensation is sound but recommended some changes to reinforce the link between pay and performance, align more closely with the median of the market, mitigate risk and support good governance generally.

These recommendations followed extensive discussions between Mercer, Meridian and management, and were approved by the board in October 2015.

2016 program changes

Compensation principles (see page 59)

Refined the language as appropriate to strengthen the pay for performance focus

Compensation comparator group (see page 60)

Replaced four companies in light of changes in the industry and the sale of our interest in Bruce Power L.P., following a multi-step evaluation process based on existing criteria and a focus on the resource sector, mining in particular

Target compensation (see page 59)

Continue to target the median of the market but add the flexibility to position pay within a competitive range of the median for target performance (change also applies to base salaries)

STI plan

Cap each corporate performance measure at 150% and the overall maximum plan payout at 200%

PSU plan (see page 69)

Assess our TSR relative to the TSX 60 instead of a performance comparator group because the index includes leading companies, the average falls within our size parameters and it better aligns with shareholder interests.

All changes went into effect on January 1, 2016.

The committee also reviewed the performance measures and other features of our incentive plans, the supplemental pension plan and executive share ownership guidelines, but did not recommend any changes in these areas.

2016 MANAGEMENT PROXY CIRCULAR    49

The committee compared TSR performance with the CEO’s three-year average reported compensation (which includes the value of the equity-based compensation at the time of grant), and three-year average realized and realizable compensation (which includes the estimated value of the equity-based compensation based on actual performance and share price).

The CEO’s realized and realizable pay in each year is lower than the grant date value disclosed in the summary compensation table, demonstrating the alignment between Cameco’s compensation program and performance. Cameco has had strong financial, production and safety results in this three-year period, however, TSR was below target one of the three years. Realized and realizable compensation is lower when all performance measures do not show positive results.

LOOKING AHEAD TO 2016

The market today remains in a state of oversupply and market activity is much lighter than in the past. Utilities are well covered in their fuel requirements and are not under pressure to contract for more.

Cameco’s strategy remains centered on taking advantage of the long-term growth it sees coming, while maintaining the ability to respond to market conditions as they evolve. Cameco carries out all of its business with a focus on safety, people and the environment. The core business is uranium production, the largest value driver of the nuclear fuel cycle. Cameco’s uranium strategy is to focus on tier-one assets and profitably produce at a pace aligned with market signals to increase long-term shareholder value.

The targets for the STI and LTI awards are aligned with the strategy as they focus on:

●	achieving shareholder returns better than the TSX 60

●	delivering net earnings and cash flow in a tough market environment

●	achieving profitable uranium production

●	effectively managing capital projects

●	achieving uranium sales prices higher than our competitors

●	maintaining production flexibility

●   attracting and retaining a skilled workforce

●   keeping people safe

●   protecting the environment

●   securing support from our communities.

This strategy provides Cameco with increased flexibility to deliver the best value through this period of uncertainty, while positioning the company to benefit when more certainty returns to the market.

For 2016, the committee, on the advice of its independent consultant, adjusted the CEO’s salary by 2.5% to $1,025,000. His target STI and LTI were increased to 120% and 355% of salary, respectively, to move closer to the median of the market. The CEO was granted $1,455,500 options and $2,183,250 PSUs in 2016.

The CFO’s role expanded in August 2015 to include the marketing and trading functions. As a result, he received a 13% increase in salary, STI target of 75% (up from 60%) and LTI target of 250% (up from 200%) effective August 1, 2015. There were no further changes for 2016.

Effective January 1, 2016, the chief operating officer received a 2.75% increase in salary, STI target of 75% (up from 70%) and LTI target of 250% (unchanged from 2015).

The chief corporate officer’s role expanded to include the supply chain management function effective December 1, 2015. Effective January 1, 2016, she received a 2.75% increase in salary, STI target of 60% (up from 50%) and LTI target of 200% (up from 150%).

The portfolio of the chief legal officer and corporate secretary was expanded to include the exploration and corporate development functions as of December 1, 2015. Effective January 1, 2016 he received a 3.38% increase in salary, STI target of 60% (up from 50%) and LTI target of 200% (up from 150%).

These changes in executive base salaries follow a 4% increase in 2015 generally, 2% increase in 2014 and 0% increase in 2013.

The compensation review indicated that STI and LTI targets were below median for the named executives which prompted the changes in targets noted above. The changes to total compensation now position the executives within the competitive range of the market median.

The compensation timeline on page 53 gives more context to the compensation decisions described above. See page 54 for a discussion of the trend in share performance and total compensation awarded to the named executives over the past five years.

The committee is committed to working hard on behalf of the board and overseeing all compensation matters in the best interests of Cameco and its shareholders. We introduced ‘say on pay’ in 2010 and have held an advisory vote every year since. Last year we received over 88% approval for our approach to executive compensation. While this feedback is very positive, we continue to monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate.

50    CAMECO CORPORATION

I hope this overview has given you more insight into our approach to executive compensation and the strong link to performance and the long-term interests of Cameco and its shareholders. It has been my pleasure to serve Cameco as a director and the chair of the compensation committee for many years. This is my last year as a member of the board – I have been a shareholder for many years and am confident of Cameco’s prospects for continued growth.

Sincerely,

James Curtiss

Chair

Human resources and compensation committee

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Cameco compensation practices

The human resources and compensation committee ensures our executive compensation program is based on sound decision-making processes and is competitive, pays for performance, motivates and attracts talent, and focuses on creating shareholder value.

WHAT WE DO

		Page

Ö	Pay for performance – 81% of the compensation for the CEO is at-risk pay – variable, contingent on performance and not guaranteed	59

Ö	Share ownership – we require our executives to own Cameco shares and to obtain additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership	61

Ö	Performance based vesting – 60% of the long-term incentive vests at the end of three years based on our absolute performance, relative TSR and relative average realized uranium price	67

Ö	Benchmarking – we benchmark executive compensation against a size and industry appropriate comparator group and target compensation to the median of the group	60

Ö

Caps on incentive payouts – our STI and PSU plans cap payouts at a maximum of 200% of target for exceptional performance. The human resources and compensation committee and the board cannot exceed this cap

		41, 64

Ö	Stress testing and back testing – we stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee looks back at long-term incentive awards previously granted when granting new awards	40

Ö	Clawbacks – our clawback policy applies to all executives and all incentive compensation awarded	40

Ö	Anti-hedging – directors, executives and other employees are prohibited from hedging their shares or equity-based compensation	40

Ö	Independent advice – the committee receives compensation advice from an independent advisor	41

Ö

Realized and realizable pay – the value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value

		54, 64

Ö	Modest benefits and perquisites – these are market competitive and represent a small part of total compensation	70

Ö	Employment agreements – employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco	86

Ö	Double trigger – the severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control	87)

WHAT WE DON’T DO
X	No repricing of stock options

X	No compensation for dividends on PSUs until they vest

X	No tax gross-ups

X	No excessive severance obligations

X	No bonus amounts or value of equity awards included in pension calculations (see page 84)

See Compensation governance on page 40 and the CD&A beginning on page 59 for more information.

52    CAMECO CORPORATION

Executive compensation and strategy

Cameco’s strategy is to focus on our tier-one assets and to profitably produce uranium products at a pace aligned with market signals to increase long-term shareholder value. The board has a key role to play in strategy, and works directly with management in developing the strategic plan. Management’s primary focus is on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. The board plays a key role in overseeing risk and execution of the corporate strategy, and challenging management on their progress.

We establish corporate objectives to achieve our strategic plan and our executive compensation program is directly aligned with the strategic plan:

●	measures within these objectives form the basis of the compensable targets under the short-term incentive plan

●	performance share units (PSUs) measure absolute and relative performance over a three-year period. The value realized is based on share performance and outcomes against targets based on our long-term strategic goals: relative TSR, relative uranium price and absolute production.

Compensation timeline

The chart below shows the different components that make up total direct compensation for our executives. Our short-term incentive plan offers the potential for executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Long-term incentives include a PSU plan and stock option plan, which have different terms for vesting and payouts. These incentive plans focus management on the importance of future value and drive corporate performance over the longer term.

Performance-based vesting and share price fluctuation can have a dramatic impact on the realized and realizable value of equity-based compensation. The named executives realized 92.5% of the grant value of the 2013 PSU awards that vested at the end of 2015 (see pages 74 through 76). Option awards granted to the named executives over the past eight years are out-of-the-money (exercise price is greater than the share price as of December 31, 2015).

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Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index, S&P/TSX 60 Total Return Index and S&P/TSX Global Mining Index for the past five years, assuming an initial $100 investment at the end of 2010 and reinvestment of dividends over the period.

It also compares our TSR to the named executives’ compensation and shows a strong correlation between our share performance and realized and realizable compensation.

●	The three-year average reported compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of total compensation over the three years from the summary compensation table in our previous management proxy circulars, divided by three. Where there were changes in named executives, we used the incumbents in place at the end of the year.

●	The three-year average estimated realized and realizable compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of estimated realized and realizable compensation over the three years, including base salary, short-term incentive bonus, realized or realizable amounts for LTI (PSUs, options and RSUs) and pension value, divided by three. These amounts have been determined in the same manner as the total realized and realizable compensation in the CEO’s compensation lookback table on page 58.

●	We believe the method of three-year averages provides a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

MARKET CONTEXT

Leading up to 2010, the uranium market experienced periods of growth and relative stability. From 2005 to 2007, heavy contracting occurred in the context of a rising market, followed by a natural progression to a more stable market and discretionary purchasing on the part of utilities.

In 2010, market sentiment began to shift towards growth again as Chinese utilities entered the market in a sizeable way, signing long-term uranium contracts with multiple suppliers to fuel their growing nuclear fleet. This became a catalyst for the market as the uranium spot price rose from around $40/lb (US) to over $70/lb (US) by the end of the year.

In March 2011, however, the events at the Fukushima nuclear power plants in Japan halted and reversed this trend. Uranium prices fell, as did the share prices of companies involved in uranium exploration, development and production.

54    CAMECO CORPORATION

As Japan idled its reactor fleet and some countries pursued phase-out of or a decrease in their nuclear generation, the uranium market entered a period of fundamental over-supply.

Market recovery has taken longer than originally anticipated as a result of a slower than expected pace of reactor restarts in Japan, unexpected reactor shutdowns in other regions, and delays in reactor construction programs. At the same time, supply has continued to perform well, adding to the delay in market improvement. There has been some supply curtailment but, for the most part, primary supply has remained fairly stable, while other sources of supply have increased. For example, enrichers, also feeling the negative impacts of Fukushima, have increased underfeeding at their plants, adding additional volumes to an already oversupplied uranium market.

Although there were some positive developments in 2015, there were no fundamental changes to the uranium market. Supply continued to be readily available in the near term, and the spot price remained depressed, although relatively stable, ending the year at $34.23 compared to $35.50 at the end of 2014.

Since 2012, our share price has diverged from movements in the uranium spot price and has generally moved in patterns similar to mining and energy stocks. In 2015, global economic uncertainty, weak commodity markets and the continued decline of oil prices caused equity markets to be very unsettled. Investors moved in and out of commodity and energy stocks depending on their appetite for risk, causing significant share price volatility for companies in these sectors, including our own.

Fukushima nuclear incident
Russian highly enriched uranium (HEU) agreement ends
BHP Billiton Olympic Dam Clark shaft accident in Australia
Cameco announces plan to pursue long-term supply opportunities with China
Japan restarts first nuclear reactor since 2011 Fukushima incident
Cameco announces long-term uranium contract with China
Cameco announces long-term uranium contract with India
Ongoing uncertainty due to the effects of the events in Japan and global economic slowdown
$100
$80
$60
$40
$20
$0
2009
2010
2011
2012
2013
2014
2015

	2009	2010	2011	2012	2013	2014	2015
Cameco year-end share price (CCO: TSX)	$ 33.93	$ 40.30	$ 18.41	$ 19.59	$ 22.04	$ 19.05	$ 17.07
Cameco year-end share price (CCJ: NYSE)[1]	$ 32.17	$ 40.38	$ 23.27	$ 19.72	$ 20.77	$ 16.41	$ 12.33
U_3O_8 spot price (industry average)[1,2]	$ 46.06	$ 46.83	$ 56.36	$ 48.40	$ 38.17	$ 33.21	$ 36.55
U_3O_8 long-term price (industry average)[1,2]	$ 65.50	$ 60.92	$ 66.79	$ 60.13	$ 54.13	$ 46.46	$ 46.29

Line graphs reflect month-end prices.

1. Reported in US dollars.
2. Industry data based on TradeTech and Ux.

2016 MANAGEMENT PROXY CIRCULAR    55

ABOUT EXECUTIVE COMPENSATION

The graph below shows the trend in total compensation awarded to our named executives from 2011 to 2015. For previous years, the grant date value of total compensation for the named executives is the total annual compensation for the named executives disclosed in the summary compensation table in our previous management proxy circulars. The grant date value of total compensation for the named executives for the current year are those incumbents in place at the end of the year as disclosed in this proxy circular.

●	2011 – base salaries and incentive awards for the five equivalent executive positions were lower than 2010 because of changes in the five positions that were partly offset by a retention incentive granted to Tim Gitzel when he was appointed president and CEO. Total compensation declined in 2011, but was proportionately less than our share performance because we delivered excellent financial and operating results.
●	2012 – the executive team received modest increases in base salary. Although corporate performance was strong, the short-term incentive bonus was significantly reduced from 2011 because we did not fully meet some of our compensable targets. The bonuses for the CEO and CFO were slightly higher in 2012 compared to 2011 because they were based on a full year in their new roles, versus only a half year in 2011.
●	2013 – the executive team received no increases in base salary. Although our corporate performance was solid, we did not fully meet some of our compensable targets and continued to be affected by industry conditions. The short-term incentive bonuses awarded to our named executives were less than in 2012.
●	2014 – the executive team received modest increases in base salary in 2014. Total compensation increased as a result of special RSU retention awards made to three named executives in 2014. Bonuses for 2014 were higher because of our strong corporate performance in 2014.
●	2015 – the executive team received base salary increases consistent with their market position in 2015. One member of the executive team resigned in 2015 and his responsibilities were subsequently re-allocated to the remaining members of the executive team. The CFO’s role was expanded to include the marketing portfolio and he received a 13% increase in base salary in August in recognition of the new role. Bonuses for 2015 were based on a year of solid performance (see pages 71 through 73).

THIS YEAR’S NAMED EXECUTIVES

We have six named executive officers (named executives) in 2015, including the chief executive officer, chief financial officer, the next three most highly compensated officers at December 31, 2015, and one former officer who would have otherwise qualified as one of the three most highly compensated officers were he actively employed at December 31, 2015.

● Tim Gitzel	President and Chief Executive Officer (CEO)
● Grant Isaac	Senior Vice-President and Chief Financial Officer (CFO)
● Robert Steane	Senior Vice-President and Chief Operating Officer (COO)
● Alice Wong	Senior Vice-President and Chief Corporate Officer
● Sean Quinn	Senior Vice-President, Chief Legal Officer and Corporate Secretary
● Ken Seitz	former Senior Vice-President and Chief Commercial Officer

56    CAMECO CORPORATION

CEO compensation summary

Tim Gitzel President and CEO

Tim Gitzel became president and CEO of Cameco Corporation on July 1, 2011.

Tim joined Cameco in January 2007 as senior vice-president and chief operating officer and was appointed president in May 2010. He has more than 20 years of senior management experience with Canadian and international uranium mining companies.

2015 pay mix (actual compensation)

2015 base salary and short-term incentive

Tim’s total cash compensation in 2015 was $2,084,000, including:

●  base salary of $1,000,000

●  an annual cash bonus of $1,084,000, which was 108% of his target award.

Our STI plan for 2015 (based on 12 objectives) scored 98% of target.

Long-term (equity-based) incentives

As president and CEO, Tim receives approximately 60% of his compensation on a deferred basis as long-term incentives. This is at-risk, equity-based compensation – if our share price increases, so will the value Tim receives when the long-term incentives vest in several years.

The table below shows the grant and current realized and realizable value of long-term incentives awarded to Tim from 2013 to 2015. 2013 PSUs vested on December 31, 2015 with a realized value of $1,527,893. His options have a current value of zero because the exercise prices of all awards granted between 2013 and 2015 are more than our share price on December 31, 2015.

The total realized and realizable value of Tim’s long-term incentive compensation is 49% of the total grant value, highlighting the link to pay for performance.

To quantify the long-term incentives, we are reporting over a three-year period to provide a reasonable reflection of long-term compensation because PSUs pay out after three years and options vest over three years.

	•	PSUs and options (grant value) – amounts represent the total of the 2013 to 2015 PSUs grant values and the 2013 to 2015 options grant values in the summary compensation table on page 78.
•

PSUs (realized and realizable value) – amount Tim received on PSUs granted to him in 2013 and paid in early 2016 plus estimated amounts for PSUs granted to him in 2014 and 2015. The realizable value of PSUs granted in 2014 and 2015 have been estimated based on target vesting (100%) and the closing price of Cameco shares on December 31, 2015 of $17.07.

•

Options (current value) – includes the value of in-the-money options granted in 2013, 2014 and 2015. The value of the options granted to Tim in this period are based on the closing price of Cameco shares on the TSX on December 31, 2015. The realized and realizable value is zero because none of the options are in-the-money.

2016 MANAGEMENT PROXY CIRCULAR    57

CEO compensation lookback

The following table takes a closer look at Tim’s compensation over the past three years. It shows the value of his three-year average compensation and his compensation disclosed in the summary compensation table in each of the past three years compared to their realized and realizable value.

His realized and realizable pay amounts are lower than the grant value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had strong financial, production and safety results in this three-year period, however, TSR was below target one of the three years. Realized and realizable compensation is lower when all performance measures do not show positive results.

TIM GITZEL’S COMPENSATION (2013 TO 2015 AND THREE-YEAR AVERAGE)
	Three-year average	2015	2014	2013

CEO three-year average compensation

The charts below show the impact of at-risk pay and the effect that performance and share price have on realized and realizable pay. There is a difference of -27% between the average grant value and the average year-end value.

Base salary	$951,467	$1,000,000	$936,400	$918,000
Annual incentive pay	976,333	1,084,000	1,060,000	785,000
RSUs paid out	493,157	–	1,479,471	–
PSUs awarded and paid out	1,054,891	1,527,893	1,168,065	468,716
Options exercised	–	–	–	–
Realized compensation subtotal	3,475,848	3,611,893	4,643,936	2,171,716
RSUs outstanding		–	–	–
PSUs outstanding		–	–	–
Options granted and outstanding		–	–	–
Pension	368,600	548,600	292,700	264,500
Realizable compensation subtotal	368,600	548,600	292,700	264,500
TOTAL REALIZED AND REALIZABLE COMPENSATION (based on 2015 year-end value)	3,844,448	4,160,493	4,936,636	2,436,216
TOTAL COMPENSATION AS REPORTED IN THE SUMMARY COMPENSATION TABLE (based on grant date values)	5,245,590	5,917,347	5,099,097	4,720,325

•   Base salary – salary amounts paid each year. Tim was awarded an annual base salary of $900,000 when he assumed the position of president and CEO on July 1, 2011. He received no salary increase in 2013, a 2% salary increase in 2014 and a 6.8% salary increase in 2015.

•   Annual incentive pay – bonus amounts paid each year.

•   RSUs paid out – Tim received one grant of RSUs when he became CEO in July 2011. They were paid out in Cameco common shares in July 2014

•   PSUs awarded and paid out – amounts paid out on PSUs awarded in 2011, 2012 and 2013 that vested in 2013, 2014 and 2015.

•   Options exercised – amount earned from options exercised from 2013 to 2015. Tim did not exercise any stock options in 2013, 2014 or 2015.

•   RSUs outstanding – no RSUs were awarded between 2013 and 2015.

•   PSUs outstanding – the outstanding PSUs granted in 2014 and 2015 have been given a zero value because they are performance-based awards that have not vested and may have a zero payout value when they vest.

•   Options granted and outstanding – amount that could be earned upon exercise of options that were granted from 2013 to 2015 based on $17.07, the closing share price of Cameco common shares on the TSX on December 31, 2015. No options granted between 2013 and 2015 are in the money.

•   Pension – pension values reported for 2013, 2014 and 2015 in the summary compensation table.

The table below gives a five-year look back at CEO compensation as disclosed in prior circulars and also compares the CEO’s compensation to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison. Tim Gitzel became president and CEO on July 1, 2011.

	COMPENSATION AWARDED[1]	THREE-YEAR AVERAGE REALIZED AND REALIZABLE COMPENSATION AS AT DECEMBER 31, 2015[2]	PERIOD	VALUE OF $100
				CEO	SHAREHOLDER

2015	$5,917,347	$3,093,626	Jan 1, 2013 to Dec 31, 2015	$53	$46

2014	5,099,097	2,757,473	Jan 1, 2012 to Dec 31, 2014	54	51

2013	4,720,325	2,770,902	Jan 1, 2011 to Dec 31, 2013	59	58

2012	4,772,534	3,023,578	Jan 1, 2010 to Dec 31, 2012	63	50

2011	6,651,250	3,053,874	Jan 1, 2009 to Dec 31, 2011	46	46

			Average	$55	$50

1.	Tim’s base salary in 2011 increased from $714,000 to $900,000 when he became president and CEO on July 1, 2011. His 2011 compensation reflects what he was actually paid in base salary for all of 2011 and the value of special retention incentive awards of RSUs and stock options (as disclosed in the summary compensation table of our 2014 proxy circular).

2.	The 2012 and 2011 amounts include compensation awarded to Jerry Grandey who was the CEO until June 30, 2011 and differs from the three-year average above because this number is calculated on a three-year rolling period.

58    CAMECO CORPORATION

Executive compensation

Compensation discussion and analysis

1. Approach Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis. Our program has three goals:			About the compensation mix We use financial and operational measures to assess performance for short- and long-term incentives. 60% of the 2015 long-term incentive vests based on performance.
1.	Attract, retain and motivate executives, who are operating in a highly-demanding, complex and competitive business environment.
2.	Establish a clear link between corporate performance and executive pay.
3.	Motivate executives to create shareholder value by:
	●	using total shareholder return as a performance measure
	●	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term
	●	ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and is tied to share value to align the interests of executives and shareholders.

COMPENSATION TARGETS

We target base salaries and total compensation at the median of our comparator group with the flexibility to position executive pay within the competitive range of the median for target performance.

The charts below show the 2015 target pay mix for total direct compensation for our named executives, and the amount of at-risk compensation.

2016 MANAGEMENT PROXY CIRCULAR    59

RESEARCH AND BENCHMARKING

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our comparator group for individual compensation components and total compensation by position. Performance, scope of the role, seniority and internal equity are also considered.

We engage an independent compensation consultant for advice and analysis to make sure our executive compensation is fair and competitive and we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, established a comparator group of companies to assess compensation levels.

Comparator group

In 2015, we used one comparator group to benchmark our director and executive compensation and to assess relative performance.

The comparator group of 21 companies represents a cross-section of Canadian capital intensive companies from different sectors that are similar by size of assets, revenue, enterprise value and market capitalization (generally ranging from one-third to three times the size of Cameco). These companies were also selected because they are in regulated or relevant industries, in complex businesses, have operations in multiple geographic locations and jurisdictions, and a head office in Canada, which are the same principles and criteria we used to establish the comparator group beginning in 2009.

NEW IN 2016

Benchmarking compensation

We are revising the compensation comparator group for 2016 to reflect changes in the industry and the sale of our interest in Bruce Power L.P.

Goldcorp, Hudbay Minerals Inc., MEG Energy Corp. and New Gold Inc. are replacing Emera Inc., Fortis Inc., Sherritt International Corporation and Talisman Energy Inc.

We used a multi-step evaluation process based on our existing criteria and focused on companies in the resource industry (mining in particular) that are similar in size and complexity and are a relatively good fit with the overall group.

Our objective was to continue to have a robust and stable group of companies comparable by size and industry that are appropriate for assessing market levels of compensation.

Assessing relative performance

We will use the TSX 60 to benchmark our TSR performance under the PSU plan, rather than our compensation comparator group. The TSX 60 is an index of leading companies that reflects companies we compete with for shareholder investment and aligns with shareholder interests (see page 47 for details). This change affects PSU awards granted in 2016 and later.

2015 COMPARATOR GROUP
DIVERSIFIED METALS, MINING AND GOLD	ENERGY (OIL, GAS AND METHANOL)	UTILITIES, ENERGY INFRASTRUCTURE AND POWER PRODUCERS

Agnico-Eagle Mines Ltd.

Agrium Inc.

Eldorado Gold

First Quantum Minerals Ltd.

IAMGold

Kinross Gold Corp.

Lundin Mining Corp.

Potash Corp. of Saskatchewan

Sherritt International Corporation

Teck Resources

Yamana Gold, Inc.

	Arc Resources Crescent Point Energy EnCana Corp. Enerplus Resources Fund Methanex Corp. Penn West Petroleum Talisman Energy Inc.	Emera Inc. Fortis Inc. TransAlta Corp.

60    CAMECO CORPORATION

SHARE OWNERSHIP

We require our executives to own Cameco shares so they have a vested interest in the company aligned with shareholders.

Our share ownership guidelines are a multiple of base salary:

●	CEO – 4 x base salary

●	senior vice-presidents – 2 x base salary

●	vice-presidents – 1 x base salary.

Executives must meet their ownership targets within five years of being appointed to the position. Sean Quinn was promoted to his position in 2014 and he has until 2017 to meet his ownership target. All of the other named executives meet their share ownership requirements.

If an executive is promoted to a higher level and has a higher share ownership target, he or she will have an additional three years to meet the increased target. Executives must use the after-tax proceeds from the payout of their PSU awards and the exercise of stock options to purchase additional Cameco shares until they have met the requirements.

In addition, named executives who received special grants of RSU awards receive Cameco shares when the RSUs vest, and they must hold them for two years after vesting or until they have met their share ownership target, whichever is longer.

The table below shows the number of shares held by our named executives at December 31, 2015. We calculate the target value of share ownership by using their 2015 base salary and the multiplier for their position. Share value is based on $17.07, the closing price of Cameco common shares on the TSX on December 31, 2015 or the executive’s purchase price, whichever is higher. See the notes to the table below for information about how we determine the PSU and RSU values.

Share ownership guidelines were reviewed as part of the compensation review and no changes are planned for 2016 because we believe our guidelines support best practices and align with the market generally.

NAME	2015 BASE SALARY ($)	MULTIPLE	TARGET VALUE OF OWNERSHIP ($)	CAMECO SHARES		QUALIFYING PSUs		RSUs		VALUE OF SHARE OWNERSHIP ($) (SHARES, RSUs AND QUALIFYING PSUs)	MEETS SHARE OWNERSHIP TARGET
				NUMBER HELD (#)	VALUE ($)	NUMBER HELD[3] (#)	VALUE[4] ($)	NUMBER HELD[5] (#)	VALUE[6] ($)

Tim Gitzel[1]	1,000,000	4 x	4,000,000	181,968	3,726,383	65,560	1,119,109	–	–	4,845,492	Yes (121% of the target for the CEO)

Grant Isaac	550,000	2 x	1,100,000	36,156	690,383	20,520	350,276	34,240	292,238	1,332,897	Yes (121% of the target for the CFO)

Robert Steane	595,100	2 x	1,190,200	86,067	1,762,839	31,320	534,632	31,089	265,345	2,562,816	Yes (215% of the target for the COO)

Alice Wong	432,800	2 x	865,600	37,807	733,744	13,680	233,518	30,440	259,805	1,227,067	Yes (142% of the target for the position)

Sean Quinn[2]	416,000	2 x	832,000	18,738	498,571	9,869	168,467	–	–	667,038	On track (80% of the target for the position)

1.	See Tim Gitzel’s profile on page 15 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.

2.	Sean Quinn was promoted to his position in April 2014 and has until April 2017 to meet his share ownership guideline.

3.	This is the lesser of the number of the qualifying PSUs and the number of Cameco common shares, held by the named executive.

4.	The value of the qualifying PSUs is the number multiplied by $17.07, the closing price of Cameco shares on the TSX on December 31, 2015.

5.	RSUs were granted to Grant Isaac and Alice Wong on March 3, 2014 based on two times their 2013 base salary. RSUs were granted to Robert Steane on March 2, 2015 based on a value approximately equal to his 2015 base salary.

6.	The value of the RSUs is the number multiplied by $17.07, the closing price of Cameco shares on the TSX on December 31, 2015 and net of an estimated 50% for taxes.

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2.   Annual decision-making process

The board, human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The illustration below shows our process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

ASSESSING THE PROGRAM

The human resources and compensation committee believes that it is good practice to review our compensation programs each year and continued this practice in 2015 (read about the changes planned for 2016 in the message from the chair of the human resources and compensation committee starting on page 47).

The committee reviews all policies and programs relating to executive compensation, which involves:

●	establishing the annual corporate objectives to measure performance

●	determining the proposed base salaries, short-term incentive awards, grants of performance share unit awards and stock options

●	evaluating performance

●	reviewing and recommending executive compensation to the board for review and approval.

The committee retains an external consultant as an independent advisor on compensation matters who is also involved in the compensation review. Management retains a different external consultant as a general resource on human resources and other matters (see Compensation governance on page 40 for more information).

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3. Measuring performance

Compensation decisions are based on corporate and individual performance, which drive our strategy. We are focused on our tier-one assets and profitably producing uranium products at a pace aligned with market signals to increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

CORPORATE PERFORMANCE

We assess our corporate performance by how well we achieve both financial and operational goals, and group our corporate objectives into our four measures of success:

●  outstanding financial performance

●  safe, healthy and rewarding workplace

●  clean environment

●  supportive communities.

The board approves our corporate objectives every year, as recommended by management and following reviews by the human resources and compensation and safety, health and environment committees. These objectives support our strategic plan.

PSU awards granted in 2013 were measured against three performance targets. They vested on December 31, 2015 and were paid out early in 2016 based on our performance against those three targets for the three-year performance period (see pages 74 through 76 for the performance assessment and details of the payout).

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating shareholder value. The better we perform, the greater the potential to realize a higher payout value.

INDIVIDUAL PERFORMANCE

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

●  overall corporate performance

●  implementation of the CEO’s strategies to increase shareholder value

●  achievement of the CEO’s individual performance objectives.

The committee reviews reports from management and the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

At the beginning of the year, the CEO establishes individual performance objectives for each senior vice-president, allocating and weighting the annual corporate performance objectives by individual based on the executive’s influence in a given area.

At the end of the year, the CEO compares actual performance to the targets and prepares a report on each senior vice-president that summarizes their individual performance and leadership effectiveness, which is discussed with the committee. The committee then consults with its compensation consultant, and makes its recommendations to the board.

The board approves all decisions on executive compensation. See page 77 for details about the compensation decisions in 2016.

MEASURING SUCCESS

Our four measures of success allow us to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that, together, they will ensure our long-term sustainability.

Linking pay to performance

All of the corporate objectives become the CEO’s individual objectives, and are allocated among the senior vice-presidents to form part of their individual objectives. The CEO’s individual objectives also include leadership expectations established by the board.

The corporate objectives are also used as performance measures under our short-term incentive (STI) plan. The table beginning on page 72 lists our 2015 corporate objectives and weightings, and the threshold, target, maximum and actual performance against these objectives under the STI plan.

Under our PSU plan, we assess performance over a three-year period based on three objectives, including relative TSR. These objectives were recommended by management, reviewed by the human resources and compensation committee and then recommended to the board for approval. The table on page 68 sets out the measures for PSUs granted in 2015.

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4.   Compensation components

Five components make up total executive compensation:

● Base salary
● Short-term incentive (STI)	at-risk compensation
● Long-term incentive (LTI)
● Pension
● Group benefits

TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES

FIXED COMPENSATION	Provides market competitive level of fixed compensation

Base salary (page 65)	Cash	One year	Based on market competitiveness among the comparator group, individual performance, experience, scope of the role and internal equity.	Fixed pay, paid throughout the year, and provides a certainty at a base level for fulfilling their responsibilities. Represents 20-28% of target direct compensation of the named executives.

VARIABLE (AT-RISK) COMPENSATION	STI compensation encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy

Short-term incentive (page 65)	Cash	One year	Focuses on specific annual objectives. Target award based on market competitiveness among the comparator group and other factors. Actual award based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance metrics weighted and scored in our scorecard. Actual payout on all metrics could be 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using 12 balanced and diverse performance metrics reduces the risk associated with emphasizing a single (or limited) performance measure.

VARIABLE (AT-RISK) COMPENSATION

LTI compensation provides incentive to achieve longer-term performance and opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and subject to a clawback policy

Long-term incentive (page 67)	Performance share units	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years).

Target award based on market competitiveness of the LTI package among the comparator group and other factors.

Actual payout based on our overall performance, combining a balanced scorecard of:

●  average relative realized uranium price

●  tier-one production

●  three-year relative total shareholder return.

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.

Performance is measured on previously established targets. Three-year vesting period maintains longer term focus for decision-making and management of business. Vesting and payout eligibility capped. Payout on the relative TSR metric could be 0-200% and on the other metrics could be 0-150%.

Stretch targets are based on an improvement over the comparator group and market.

	Stock options	Eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the comparator group and other factors. The final realized value is based on the appreciation of Cameco’s share price.	Provides a balanced incentive to take appropriate risks. Three-year vesting eligibility period and eight-year term maintain longer-term focus for decision-making and management of business.

	Restricted share units	Typically a three-year term, with vesting at the end of three years	Mainly used as a targeted retention tool in individual circumstances. At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.	Vesting over time supports retention and longer-term focus for decision-making.

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TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES

Pension (page 70)	Defined contribution pension plan Supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax efficient way to provide employment benefits. Provide security for employees and their families.

Group benefits (page 70)	Group insurances, health and dental, income protection	Ongoing	Based on market competitiveness.

We also have employment agreements with our named executives (see page 86).

BASE SALARY

Typically we target base salaries at the median of the comparator group. We review base salaries every year, and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role and internal equity to make sure any increases are fair and balanced.

Salary adjustments for our named executives generally go into effect as of January 1 (see pages 71 and 77 for details about base salary adjustments for the named executives in 2015 and 2016).

SHORT-TERM INCENTIVE PLAN

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

For named executives, corporate performance is weighted higher than individual performance. Awards range from 0 to 150% of the STI targets established for the year, based on the level of performance. The company has to meet a minimum level of performance (threshold) for each measure before being eligible for a payout of 50% on that measure. Achieving target produces 100% payout on that measure. The maximum payout on any STI target is 150%. There is no payout if performance is below threshold. The targets are considered challenging or stretch.

The human resources and compensation committee sets the target STI for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and better aligns the interests of executives and shareholders. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

The STI target for the CFO was adjusted as of August 1, 2015 to recognize the broader scope of his role and additional responsibilities following the resignation of Ken Seitz.

POSITION	STI TARGET FOR 2015 (% OF BASE SALARY)	CORPORATE PERFORMANCE WEIGHTING	INDIVIDUAL PERFORMANCE WEIGHTING

CEO	100%	80%	20%

Senior vice-presidents	50 to 75%	80%	20%

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Determining the payout

We use a balanced scorecard to broadly measure performance and give participants a clearer picture of their potential award. The scorecard includes all of the corporate objectives and applies a weighting to each one, which are put into the formula below. The objectives are tied to our four measures of success. Individual performance is also measured.

We calculate STI as follows:

Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures is the corporate performance multiplier. See pages 71 through 73 for the objectives and results of each measure for the 2015 STI.

The human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results that is required as part of the process in determining the STI awards.

Measuring individual performance

Assessment of individual performance is based on the executive’s contribution to corporate performance and individual performance measures, and these assessments are approved by the committee.

The committee determines the measures and weightings for assessing the CEO’s performance, while the CEO establishes the same for the named executives.

Using discretion

The board can increase or decrease the amount of the STI payment when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the overall maximum payout of 200%.

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LONG-TERM INCENTIVE

LTI provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market.

LTI is awarded to executives as PSUs and stock options with RSUs granted generally for retention purposes. This mix of LTI vehicles allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation. Beginning in 2016, we will measure relative TSR performance against the TSX 60 rather than our comparator group (see page 60 for details). No changes are planned for either stock options or RSUs in 2016.

AWARD	HOW IT’S USED	BUSINESS FOCUS	WHO PARTICIPATES	VESTING	HOW IT’S SETTLED	ALIGNED WITH SHAREHOLDERS

PSUs (page 68)	60% of target LTI award	Performance vesting criteria Directly linked to long term, absolute and relative performance and share price Reduces the number of option awards, lessening the dilutive impact to shareholders	Vice-presidents and above	Based on financial and operating performance and TSR at the end of a three-year period	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value that can be sustained over a longer period on both an absolute and relative basis Non-dilutive

Stock options (page 69)	40% of target LTI award	Ties a portion of future compensation to the long-term performance of our shares	Vice-presidents and above	Vest over three years, expire after eight years	Option to buy Cameco shares issued from treasury at the exercise price	Motivates executives to increase shareholder value

Restricted share units (page 70)	Mainly for targeted retention	Ties a portion of future compensation to the longer term performance of our shares	Select executives	At the end of three years	Cameco shares purchased on the market or cash	Motivates executives to increase shareholder value Non-dilutive

Determining the mix

The committee evaluates the mix of options and PSUs every year, and discusses national trends with its compensation consultant, including the importance of stock options in our industry and the emphasis Canadian public companies continue to place on stock options and other equity-based awards. The committee takes into account previous awards of PSUs, options and RSUs when it considers new LTI grants.

Governance concerns have been expressed about the use of stock options and the committee regularly reviews the merits of keeping stock options in our compensation program. Stock options are a tax-efficient incentive focused on share price performance that provides a longer-term horizon for at-risk compensation and are a common form of LTI in our comparator group.

The committee set the 2015 target mix of the expected value of the long-term incentives at 60% PSUs and 40% options, so a high percentage of LTI vests based on performance. Companies in our comparator group typically have a lower portion of performance-based LTI.

LTI awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend) after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants on the next trading day after the blackout period has ended.

The board can make special LTI grants at other times during the year, for retention or other special reasons.

Non-executive employees (union and non-unionized) participate in the employee share ownership plan (ESOP).

We make an annual base level of contribution to the plan, and match 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary. Executives do not participate in ESOP because they participate in the PSU plan.

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Performance share unit plan

The PSU plan design is described in the table on the previous page. The formula below shows how the performance factors determine the final number of PSUs on vesting.

Each PSU represents an opportunity to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or cash, at the board’s discretion). PSUs do not earn dividend equivalents until they vest.

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. Since 2014, performance measures are based on a combination of two corporate measures, one absolute and one relative, and relative TSR, which has the highest weighting of the three measures. The PSUs measure absolute and relative performance so management maintains a balanced, longer-term focus on delivering shareholder value.

The human resources and compensation committee reviews the performance targets every year and recommends them to the board for approval. The targets are set on the basis that they are challenging to achieve. The table below shows the targets and weightings for PSUs awarded in 2015.

TARGET	WEIGHTING

Average relative realized uranium price 0 to 150%	30%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

●  EIA (US energy information administration) price for sales in the US

●  ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period

is based on 2014, 2015 and 2016 sales due to timing of when pricing information is available.

Measures performance relative to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly-available measures set by independent third parties.

Tier-one production 0 to 150%	30%	Produce 71.5 million pounds of U3O8 (our share) from tier-one mine operations in the three-year period from 2015 to 2017.	Measures absolute performance and ties directly to our strategic plan.

Our three-year average total shareholder return (TSR) 0 to 200%	40%

Achieve three-year average TSR at the median of the three-year average TSR achieved by companies in our comparator group (see below for details about the changes beginning in 2016).

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX during the three-year period from 2015 to 2017.

			Measures performance relative to our comparator group.

PERFORMANCE MULTIPLIER Maximum of 170%		The overall performance factor is the sum of the three weighted targets above.

INITIAL GRANT OF PSUs		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT		Payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares.

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Performance multiplier

The performance multiplier for each measure depends on our performance against each target. The table below shows how we assess performance against each measure.

Threshold performance for TSR is the 35th percentile, which is in line with market practice ranging between the 25th and 40th percentiles for threshold performance. TSR is a good reflection of performance when comparing like companies in a comparable industry and the same commodity. As companies in our comparator group are not affected by the price of uranium like Cameco, we believe that TSR is a challenging performance target in the current depressed uranium market, and achieving threshold performance of the 35th percentile of our comparator group to trigger at 40% payout on this measure was challenging at the time these PSU targets were set. The 2013 PSUs that vested at the end of 2015 (measures are shown in the table below) will be the second PSUs since we introduced a balanced scorecard where relative TSR is higher than the 35th percentile.

PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:

Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target	0%

		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)

Increased production (30%)		More than 120% of the corresponding target	150%

Our three-year average TSR (40%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our comparator group	0%

		From the 35th to the 50th percentile	40 to 100% (in a straight-line interpolation with 100% at the 50th percentile)

		50th percentile	100%

		50th to 75th percentile	100 to 200% (in a straight-line interpolation)

		Higher than the 75th percentile	200%

NEW IN 2016

We will measure our relative TSR performance under the PSU plan using the TSX 60, rather than our comparator group.

Our analysis revealed that Cameco’s share price tracks more closely with the broader market. The TSX 60 was selected as an appropriate benchmark because it is an index of leading companies that reflects companies we compete with for shareholder investment and aligns with shareholder interests.

The change applies to PSU awards granted in 2016 and later.

Vesting

Payout formulas have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and to cap payouts to eliminate any excessive risk-taking.

Applying discretion

The committee can make adjustments at its discretion so that payouts appropriately reflect performance and discourage excessive risk-taking. We fully disclose any use of discretion, together with the rationale and the particular circumstance.

Stock option plan

We provide a stock option plan for executives at the vice-president level and above. The committee takes into account previous equity awards when it considers new grants of options.

The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control benefits starting on page 86 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

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Making changes

The board can change, suspend or terminate the plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan. See Appendix C for information about the changes that must be approved by shareholders.

According to the TSX rules for equity compensation plans, there were no plan changes in 2015.

International employees

Our non-North American stock option plan (phantom plan) allows eligible employees of our international subsidiaries to participate in our overall growth and profitability in permitted jurisdictions.

The phantom plan has the same objectives and features as our stock option plan, except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of Cameco shares on the day prior to the exercise date and the exercise price of a phantom stock option.

Restricted share units

The board grants RSUs from time to time to senior management mainly as a targeted retention tool on the recommendation of the committee. RSUs typically vest at the end of three years.

Management employees below the level of vice-president receive annual grants of LTI awards from the RSU plan. These RSUs vest one-third each year over three years.

Each RSU represents one notional common share. The board has discretion to decide whether the payout is in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days immediately before the vesting date, after deducting withholding taxes.

The summary compensation table on page 78 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 81 gives information about the 2015 year-end value of the named executives’ unexercised options and PSUs and RSUs that have not vested.

PENSION

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan

We have a registered defined contribution plan for eligible employees. All of the named executives participate in our defined contribution plan. We contribute 12% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual dollar limit allowed by the Canada Revenue Agency. The maximum dollar amount for 2015 was $25,370.

Supplemental program

This non-contributory supplemental defined benefit retirement plan is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada). The plan was reviewed as part of the compensation review and no changes are planned for 2016.

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see Pension benefits on page 84 for more information).

BENEFITS

Group benefits

We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites

Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan and salary protection in the event of short-term disability.

5.    Program changes for 2016

We conduct a comprehensive review of our executive compensation program, policies and practices every three years. You can read about the compensation review in 2015 and the program changes for 2016 compensation in the message from the chair of the human resources and compensation committee beginning on page 47 and the components discussion beginning on page 64.

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6.    2015 Performance and compensation

BASE SALARY

The named executives received salary increases of 4% for 2015, except for Tim Gitzel who received a 6.8% increase to align his compensation with our comparator group. Grant Isaac received a further 13% increase effective August 1, 2015 to recognize the broader scope of his role and additional responsibilities he assumed after Ken Seitz resigned.

SHORT-TERM INCENTIVE PLAN

The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance. These percentages are set slightly below those of our comparator group. The plan design is based 80% on corporate performance and 20% on individual performance for all executives.

Corporate performance was assessed at 98% for 2015, compared to 119.2% for 2014.

STI awards are reported in the summary compensation table on page 78, and you can find a complete description of the plan design beginning on page 65.

Corporate performance

Our targets are a combination of financial and non-financial measures and are directly linked to our strategy. The targets represent our four measures of success – measures that highlight the importance we place on our financial and operational results and the social and environmental aspects of our business as a responsible corporation and global leader in corporate social responsibility.

Our 2015 STI performance was assessed on 12 specific targets, covering financial performance and other measures that encourage a balanced focus and are designed to motivate executive behaviour and drive compensation. Detailed STI performance results and weightings are reported in the table on the following page.

2015 results

Cameco’s performance in 2015 was strong highlighted by our operational performance and the ramp up at Cigar Lake. Cameco’s total 2015 production at Cigar Lake exceeded our target by 1.3 million pounds (100% basis) or 13%. Our focus on cost management is reflected in our financial results. We also delivered solid results in terms of our supportive communities, health and safety and clean environment commitments. While we did not achieve all of our targets in 2015, we excelled in many areas as outlined below.

About the payouts

Threshold performance provides a 50% payout on that measure, while performance at target produces a 100% payout and maximum performance provides a 150% payout on that measure.

In 2015, adjusted net earnings and cash flow from operations were expected to decline compared to 2014. Because of the expected decline year-over-year, we removed the upside leverage for payout of these measures, and the pay-for-performance level achieved was capped at 120%.

There is no payout if performance is below threshold. We have a 200% cap on payouts for performance above the maximum to mitigate excessive risk-taking.

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2015 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PAYOUT PERCENTAGE	PERFORMANCE WEIGHTING	PAYOUT
OUTSTANDING FINANCIAL PERFORMANCE (85% weighting)
Earnings measures Achieve targeted adjusted net earnings and cash flow from operations (before working capital changes).	$246 million	$307 million	$368 million	Adjusted net earnings[1] were $267 million[1], 87% of the target.	= 67.5% payout x 22.5% =
	$427 million	$534 million	$641 million	Cash flow from operations (before working capital changes) was $553 million[1], 3.5% higher than target.	= 103.5% payout x 22.5% =
Capital management measures Execute capital projects within the approved scope cost and schedule (measured by approved project expenditure and select criteria milestones).	1.15 (over approved budget)	0.95 to 1.05	0.90 (under approved budget)	Our cost performance was at budget, resulting in 100% achievement of target.	= 100.0% payout x 10% =
	3 months late (behind schedule)	within 1 month of target	3 months early (ahead of schedule)	Our project milestones were all on or slightly ahead of schedule in 2015.	= 101.0% payout x 10% =
Cigar Lake measure Achieve production of 10 million pounds (100% basis) from Cigar Lake in 2015.	6 million pounds (100% basis)	10 million pounds (100% basis)	12 million pounds (100% basis)	Production from Cigar Lake in 2015 was 11.3 million pounds (100%), 13% higher than target.	= 132.5% payout x 20% =

SUPPORTIVE COMMUNITIES (15% weighting)
Meet all of our business development obligations under our Collaboration Agreements based on two focused targets.	65%	68% to 71%	75%	In 2015, 76% of northern services were sourced from Northern Saskatchewan vendors. This exceeded our target maximum.	= 150.0% payout x 7.5% =
	35%	40%	45%	In 2015, 63% of the capital projects construction spend was sourced from Northern Saskatchewan vendors. This exceeded our target maximum.	= 150.0% payout x 7.5% =

SAFE, HEALTHY AND REWARDING WORKPLACE (70% weighting)
Strive for no lost-time injuries at all Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor radiation doses, and injury frequency and severity (measured by TRIR[2] and DART2).	1.80	1.35 or lower	0.90	TRIR[2] was higher than our 2015 target, resulting in 87.4% achievement of target.	= 74.7% payout x 20% =
	1.15	0.75 or lower	0.45	DART[2] was higher than the target, resulting in 91.6% achievement of target.	= 88.7% payout x 20% =
				Injury rates trended downward across the company and average radiation doses remained low and stable.
	If a fatality or permanent disability occurs, the payout under this metric is zero.

72    CAMECO CORPORATION

2015 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PAYOUT PERFORMANCE	PERFORMANCE WEIGHTING	PAYOUT
Attract and retain the employees needed to support operations and growth.	6.8%	5.7%	4.6%	Our 2015 overall voluntary turnover rate of 4.93% resulting in 113.5% achievement of target.	= 133.8% payout x 15% =
	15.0%	12.5%	10.0%	The turnover rate for new hires within the first year of employment was 14.75%, resulting in 82.0% achievement of target.	= 55.0% payout x 15% =

CLEAN ENVIRONMENT (30% weighting)
Achieve a decreasing trend for environmental incidents, measured as less than the long-term average (measured by reportable incidents and significant environmental incidents).	41 to 23			There were 31 reportable incidents, within the target performance range. There were no significant environmental incidents in 2015.	= 100.0% payout x 30% =

If an incident occurs that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders, the payout under this metric is zero.

OVERALL 2015 STI PERFORMANCE Our corporate performance multiplier of 98% reflects our solid performance in 2015.

1.	We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. The adjusted net earnings and cash flow from operations amounts in the 2015 compensable targets table are different than what are reported in our 2015 annual management discussion and analysis (2015 MD&A). To calculate adjusted net earnings for compensation purposes, we start with adjusted net earnings as reported in our 2015 MD&A, then we further adjust for variances in foreign exchange rates as compared to budget. For further details regarding how we calculate adjusted net earnings in our 2015 MD&A, see page 25 of that document. To calculate cash flow from operations (before working capital changes) for compensation purposes, we start with cash provided by (used in) continuing operations (after working capital changes) as reported on page 24 of our 2015 MD&A and add back the changes in non-cash working capital of $93 million, then we further adjust for variances in foreign exchange rates and Canada Revenue Agency income tax reassessment payments as compared to budget. For more information on non-cash working capital changes, see note 24 to our audited 2015 financial statements.

2.	Occupational Safety and Health Administration (OSHA) safety metrics, total recordable incidence rate (TRIR) and days away, restricted or transferred (DART), were adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone. DART is a measure of the rate of workplace injuries and illnesses that require employees to miss work, perform restricted work activities or transfer to another job within a calendar year.

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Individual performance

Individual CEO performance was measured on the following core measures set for 2015, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

The committee used these same measures to assess Tim Gitzel’s performance for 2015, and reviewed overall corporate performance, implementation of our strategy to achieve shareholder value, the recommendations from the compensation consultant and the CEO’s own self-assessment in developing its recommendation for the board.

The board discussed the results of the CEO assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2015 STI award.

The CEO decides which individual performance measures will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2015 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents.

LONG-TERM INCENTIVE PLAN

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The LTI grant to executives in 2015 was benchmarked to the median of the comparator group. LTI awards are reported in the Incentive plan awards table on page 81.

POSITION	LTI AWARD (% OF BASE SALARY)	ACTUAL % OF PSUs AND OPTIONS GRANTED IN 2015 (PSUs/OPTIONS)

President and CEO	325	60/40

Senior Vice-President and Chief Financial Officer	200	60/40

Senior Vice-President and Chief Operating Officer	250	60/40

Senior Vice-President and Chief Corporate Officer	150	60/40

Senior Vice-President, Chief Legal Officer and Corporate Secretary	150	60/40

Senior Vice-President and Chief Commercial Officer	200	60/40

The table on page 68 explains the targets and weightings for PSUs awarded in 2015.

PAYOUT OF 2013 PSU AWARDS

PSUs granted on March 1, 2013 were for the three-year performance period from January 1, 2013 to December 31, 2015.

74    CAMECO CORPORATION

The calculated payout of the 2013 PSU awards was 123.2% of the number of PSUs granted and the payout was made in March 2016. The following table shows the threshold, target and maximum for each objective and our results against the three performance measures under the plan at the end of the performance period.

THREE-YEAR RESULTS (ENDING DECEMBER 31, 2015)						PERFORMANCE MULTIPLIER
CORPORATE OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE WEIGHTING

Average realized uranium price

0 to 150%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe.

The 2013 grant is based on 2012, 2013 and 2014 sales due to timing of when pricing information is available.

	80% of target	100% of target	At or above 120% of target	Achieved an average realized price for uranium sales of $47.78, slightly above the weighted average price for sales in two industry benchmarks for the same period.
	$38.01	$47.51	$57.01	100.6% achievement	= 101.5% payout x 30% =
Increased production 0 to 150% Add 3.8 million pounds U3O8 cumulative incremental production in the three-year period 2013 to 2015, for target actual production of 71 million pounds U3O8 (our share).	80% of target	100% of target	At or above 120% of target	Achieved 96.9% of our production for a total of 68.8 million pounds.
	64.1 million pounds	80.1 million pounds	96.1 million pounds	94.0% achievement	= 85.0% payout x 30% =

Our three-year average total shareholder return (TSR)

0 to 200%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the comparator group in effect at the time. We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2013 to 2015.

	At the 35th percentile	At the 50th percentile	At or above the 75th percentile	Three-year average TSR was at the 67th percentile of our comparator group for the three-year vesting period from 2013 to 2015.
For the second time since we introduced the balanced scorecard for the program, our three-year average TSR achieved better than threshold performance.
	P35	P50	P75	P67 achievement	= 168.0% payout x 40% =
PSU PERFORMANCE MULTIPLIER Sum of the three weighted factors

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Relative performance

The 2013 PSU awards vested based on performance conditions that were set at the time of the grant and included an increase in the weighting of the TSR metric from 30% to 40% to reinforce the link between pay and performance.

We assessed our TSR performance relative to our comparator group at the time the awards were granted. The group consisted of 15 companies that we used to benchmark compensation generally. The group has since been reduced from 15 to 13 companies due to acquisitions that occurred since the time of grant.

COMPARATOR GROUP
Agnico-Eagle Mines Ltd. Agrium Inc. Emera Inc. Enerplus Resources Fund First Quantum Minerals Ltd. Fortis Inc. Kinross Gold Corp. Lundin Mining Corp.	Methanex Corp. Potash Corp. of Saskatchewan Sherritt International Corporation TransAlta Corp. Yamana Gold, Inc.

Our three-year average TSR for 2013 to 2015 was at the 67th percentile of companies in the comparator group.

Grant value vs. payout value

The grant value of the PSUs in 2013 was based on $22.00, our closing share price on the TSX on the day prior to the grant (as disclosed in the summary compensation table of our 2014 proxy circular).

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier (calculated at a payout of 123.2% of the number of PSUs granted). This results in a payout of 92.5% of the original grant date value based on performance and share price.

The table below shows the calculation of the payout on March 1, 2016 for each named executive. The value of the payout is based on $16.51, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 1, 2016. Ken Seitz forfeited his outstanding PSUs and RSUs when he resigned from Cameco in 2015.

			(MULTIPLIER x WEIGHTING)
NAME	2013 PSU AWARD (# OF UNITS )		AVERAGE REALIZED URANIUM PRICE		INCREASED PRODUCTION		OUR THREE- YEAR AVERAGE TSR		VALUE OF TOTAL 2013 PSU PAYOUT ($)
Tim Gitzel	75,100								1,527,893

Grant Isaac	25,000								508,615

Robert Steane	38,300	x	(101.5% x 30%	+	85.0% x 30%	+	168.0% x 40%)	=	779,205

Alice Wong	16,700								339,765
Sean Quinn	6,430								130,820

The next table shows the vesting history of PSUs awarded to our named executives and paid out over the past three years. Awards have vested below target in one of the last three years and above target this year and last, highlighting the at-risk structure and link between pay and performance.

PSUS AWARDED IN	VESTED AS A % OF TARGET	PAID OUT IN SHARES, AFTER DEDUCTING WITHHOLDING TAXES
2013	123.2%	March 2016
2012	118.6%	March 2015
2011	68.5%	March 2014

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7.	2016 Compensation decisions

The human resources and compensation committee reviewed base salaries in the context of the expanded roles of the named executives in light of the resignation of Ken Seitz.

Management is confident that each executive is able to assume additional responsibilities and effectively carry out their mandates to support Cameco’s strategy.

BASE SALARY

The named executives received the following salary increases for 2016:

●	2.5% for Tim Gitzel to align with the market median
●	2.75% for Robert Steane in recognition of his significant experience in the role
●	2.75% for Alice Wong to align with the market median and to recognize the increased scope of her role
●	3.38% for Sean Quinn to align with the market median and to recognize the increased scope of his role.

All of the adjustments position the salaries within a competitive range of the market median and consider sustained long-term performance, scope of the position, experience in the role and internal equity.

No 2016 salary increase was made for Grant Isaac as his salary was increased by 13% effective August 1, 2015.

SHORT-TERM INCENTIVE PLAN

Decisions about the 2016 STI award will be made in February 2017, once our 2016 results are finalized and approved by the board.

LONG-TERM INCENTIVE PLANS

2016 LTI awards

Each LTI award is based on individual performance, the level of the position, internal equity and overall market competitiveness. LTI awards granted to executives in early 2016 were benchmarked at the median of the comparator group and based on a percentage of base salary (see page 74 for details).

PSUs and options were granted to the named executives on March 1, 2016 as follows:

●	the LTI award is made up of 60% PSUs and 40% options
●	PSUs vest at the end of a three-year period based on our performance against the following criteria: our average realized uranium price relative to industry benchmarks (30%), tier-one production (30%) and our three-year average TSR (40%) relative to the TSX 60 index.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	VALUE OF OPTIONS ON DATE OF GRANT[1] ($)	EXERCISE PRICE ($/SECURITY)	EXPIRY DATE	PSUS GRANTED[2] (#)	VALUE OF PSUS GRANTED[3] ($)	DATE WHEN PERFORMANCE PERIOD MATURES
Tim Gitzel	404,300	1,455,480	16.38	02/29/2024	133,300	2,183,454	12/31/2018
Grant Isaac	152,800	550,080	16.38	02/29/2024	50,350	824,733	12/31/2018
Robert Steane	169,850	611,460	16.38	02/29/2024	56,000	917,280	12/31/2018
Alice Wong	98,800	355,680	16.38	02/29/2024	32,600	533,988	12/31/2018
Sean Quinn	95,550	343,980	16.38	02/29/2024	31,500	515,970	12/31/2018

1.	Value of options

Options granted on March 1, 2016 expire on February 29, 2024 and are valued at approximately $3.60 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

2.2	29.9	0.9	5.5	16.38

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $16.38 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $16.38, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on March 1, 2016 are for the three-year performance period from January 1, 2016 to December 31, 2018.

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2015 Details

Summary compensation table

The table below shows the base salary, incentive-based awards, pension value and other compensation awarded to the named executives in 2015 and the previous two years.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	SHARE- BASED AWARDS[2] ($)	OPTION BASED AWARDS[3] ($)	ANNUAL INCENTIVE PLANS[4] ($)	PENSION VALUE[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL COMPENSATION ($)
Tim Gitzel President and Chief Executive Officer	2015 2014 2013	1,035,282 936,400 918,000	1,949,300 1,686,349 1,652,200	1,300,165 1,123,648 1,100,625	1,084,000 1,060,000 785,000	548,600 292,700 264,500	– – –	5,917,347 5,099,097 4,720,325
Grant Isaac Senior Vice-President and Chief Financial Officer	2015 2014 2013	530,177 468,200 459,000	584,790 1,481,984 550,000	389,364 374,308 366,875	366,000 333,000 248,000	206,200 134,900 136,200	– – –	2,076,531 2,791,392 1,760,075
Robert Steane Senior Vice-President and Chief Operating Officer	2015 2014 2013	616,843 572,200 561,000	1,493,608 857,290 842,600	595,014 571,960 560,585	444,000 472,000 350,000	221,500 118,400 (91,050)	– – –	3,370,965 2,591,850 2,223,135
Alice Wong Senior Vice-President and Chief Corporate Officer	2015 2014 2013	448,616 416,200 408,000	389,860 1,191,436 367,400	259,576 249,780 244,779	235,000 246,000 182,000	219,500 95,000 (29,650)	– – –	1,552,552 2,198,416 1,172,529
Sean Quinn Senior Vice-President. Chief Legal Officer and Corporate Secretary	2015 2014 2013	431,200 378,538 314,150	374,420 141,369 141,460	249,522 94,243 94,155	225,000 209,000 107,995	420,300 1,558,400 (36,400)	– – –	1,700,442 2,381,550 621,360
Ken Seitz former Senior Vice- President and Chief Commercial Officer	2015 2014 2013	444,014 466,200 420,000	580,930 1,400,286 503,800	387,993 372,860 335,764	0 332,000 227,000	190,300 261,600 82,550	– – –	1,603,237 2,832,946 1,569,114

1.	Base salary

Grant Isaac received a base salary increase on August 1, 2015.

Sean Quinn received a base salary increase in 2014 when he was promoted to this position. Each amount reflects actual pay for the year.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of Cameco shares on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

Robert Steane’s grant date value in 2015 includes a PSU value of $893,590 and RSU value of $600,018. Grant Isaac’s grant date value in 2014 includes a PSU value of $563,010 and RSU value of $917,974. Ken Seitz’s grant date value in 2014 includes a PSU value of $560,329 and RSU value of $839,957. Alice Wong’s grant date value in 2014 includes a PSU value of $375,340 and RSU value of $816,096. We awarded the following PSUs to the named executives from 2013 to 2015:

	March 2, 2015	March 3, 2014	March 1, 2013
Tim Gitzel	101,000	62,900	75,100
Grant Isaac	30,300	21,000	25,000
Robert Steane	46,300	32,000	38,300
Alice Wong	20,200	14,000	16,700
Sean Quinn	19,400	5,273	6,430
Ken Seitz	30,100	20,900	22,900
Grant price	$19.30	$26.81	$22.00

For purposes of financial statement disclosure, the PSUs were valued at $18.88 per unit for 2015, $27.25 per unit for 2014 and $21.45 per unit for 2013 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices and production targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2015	–	29.2	0.5	3	4.6
March 2014	–	33.1	1.2	3	4.6
March 2013	–	33.5	1.1	3	2.0

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The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)

March 2, 2015	19.30	18.88	0.42
March 3, 2014	26.81	27.25	(0.44)
March 1, 2013	22.00	21.45	0.55

Grant Isaac and Alice Wong each received a retention incentive of restricted share units (RSUs) that do not vest until March 3, 2017 at a grant date value of $26.81, the closing price of Cameco shares on the TSX the day before the grant. Ken Seitz received a grant of RSUs on March 3, 2014 that were cancelled when he resigned.

Robert Steane received an incentive of RSUs on March 2, 2015 at a grant date value of $19.30, the closing price of Cameco shares on the TSX on the day before the grant. The units vested on March 2, 2016 and shares were purchased on the TSX at an average share price of $16.78 on March 3, 2016. Robert received Cameco shares instead of cash and he realized 87% of the original grant date value, which is aligned with the decrease in Cameco’s share price over this period.

RSUs awarded on March 3, 2014	# of units	Grant date value (per unit)	Vesting date

Grant Isaac	34,240	$26.81	March 3, 2017

Alice Wong	30,440	$26.81	March 3, 2017
RSUs awarded on March 2, 2015

Robert Steane	31,089	$19.30	March 2, 2016

For purposes of financial statement disclosure, the RSUs were valued at $18.89 per unit (awarded in March 2015) and $27.21 per unit (awarded in March 2014) using the closing price of Cameco shares on the TSX on the date of grant.

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations.

	March 2, 2015	March 3, 2014	March 1, 2013

Tim Gitzel	284,500	155,200	187,500
Grant Isaac	85,200	51,700	62,500
Robert Steane	130,200	79,000	95,500
Alice Wong	56,800	34,500	41,700
Sean Quinn	54,600	13,017	16,040
Ken Seitz	84,900	51,500	57,200

Grant date valuation (per option)	$4.57	$7.24	$5.87

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2015, March 2014 and March 2013). It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

March 2015	1.80	29.2	1.5	5.5	19.30
March 2014	1.80	32.8	1.7	5.5	26.81
March 2013	1.90	33.7	1.3	5.5	22.00

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. The expected life assumption is based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculate the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half.

For purposes of financial statement disclosure, options were valued at $4.30 (awarded in March 2015), $6.79 (awarded in March 2014) and $6.51 (awarded in March 2013) each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

March 2015	2.07	32.1	0.7	4.5	19.30
March 2014	1.49	32.9	1.5	4.4	26.81
March 2013	1.82	40.5	1.2	4.4	22.00

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options.

The difference per option granted between the two models is:

●	March 2015 – $(0.27)
●	March 2014 – $(0.45)
●	March 2013 – $0.64

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year. Grant Isaac’s award was 25% higher than his original 2015 target to recognize his strong individual performance and the higher target for his expanded role and scope of responsibilities as of August 1, 2015 when Ken Seitz resigned.

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5.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program. The 2015 pension value for Ken Seitz was determined when he resigned in 2015.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

VALUE OF OPTIONS EXERCISED (SUPPLEMENTAL TABLE)

The table below is additional information to show the options exercised (if any) by each named executive in each of the last three years and the dollar value realized.

NAME	YEAR	CAMECO COMMON SHARES ACQUIRED ON EXERCISE OF OPTIONS (#)	CAMECO COMMON SHARES HELD FOLLOWING EXERCISE (#)	CASH REALIZED (BEFORE TAXES) ON CONCURRENT SALE OF CAMECO COMMON SHARES ($)

Tim Gitzel	2015	–	–	–
	2014	–	–	–
	2013	–	–	–

Grant Isaac	2015	–	–	–
	2014	–	–	–
	2013	–	–	–

Robert Steane	2015	–	–	–
	2014	–	–	–
	2013	–	–	–

Alice Wong	2015	–	–	–
	2014	–	–	–
	2013	–	–	–

Sean Quinn	2015	–	–	–
	2014	–	–	–
	2013	–	–	–

Ken Seitz	2015	–	–	–
	2014	–	–	–
	2013	–	–	–

All options awarded to the named executives since 2008 have an exercise price greater than the current price of Cameco shares on the TSX. None of the executives have exercised options in 2013, 2014 or 2015.

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Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2015. Ken Seitz has no unexercised options or share-based awards. His stock options expired 90 days after his resignation date and the share-based awards were cancelled when he resigned.

			OPTION-BASED AWARDS[1]			SHARE-BASED AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[2] ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Tim Gitzel	03/04/2008 03/16/2009 03/01/2010 03/01/2011 07/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015	40,000 50,000 60,000 75,000 50,000 268,600 187,500 155,200 284,500	38.83 19.37 28.90 39.53 25.44 21.14 22.00 26.81 19.30	03/03/2016 03/15/2017 02/28/2018 02/28/2019 06/30/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023	– – – – – – – – –	62,900 101,000	– – –	1,527,893
Total		1,170,800			0	163,900	0	1,527,893
Grant Isaac	09/08/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015	3,334 13,334 25,000 89,500 62,500 51,700 85,200	29.10 28.90 39.53 21.14 22.00 26.81 19.30	09/07/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023	– – – – – – –	55,240 30,300	– 584,477 –	508,615
Total		330,568			0	85,540	584,477	508,615
Robert Steane	03/04/2008 03/16/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015	12,300 13,005 13,500 50,000 136,800 95,500 79,000 130,200	38.83 19.37 28.90 39.53 21.14 22.00 26.81 19.30	03/03/2016 03/15/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023	– – – – – – – –	32,000 77,389	– – 530,689	779,205
Total		530,305			0	109,389	530,689	779,205
Alice Wong	03/04/2008 03/16/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015	12,300 13,005 10,575 10,275 59,700 41,700 34,500 56,800	38.83 19.37 28.90 39.53 21.14 22.00 26.81 19.30	03/03/2016 03/15/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023	– – – – – – – –	44,440 20,200	– 519,611 –	339,765
Total		238,855			0	64,640	519,611	339,765
Sean Quinn	03/04/2008 03/16/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015	12,300 8,600 12,900 12,900 12,500 16,040 13,017 54,600	38.83 19.37 28.90 39.53 21.14 22.00 26.81 19.30	03/03/2016 03/15/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023	– – – – – – – –	5,273 19,400	– – –	130,820
Total		142,857			0	24,673	0	130,820

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.

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2.	The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The RSUs awarded to Grant Isaac and Alice Wong on March 3, 2014 and to Robert Steane on March 2, 2015 are not subject to performance conditions so they are valued at $17.07, the closing price of Cameco shares on the TSX on December 31, 2015.

The next table shows the:

●	total value of the named executive’s options when they vested during 2015
●	share-based awards that vested at the end of 2015 and were paid out in 2016
●	short-term incentive award earned in 2015 and paid in 2016.

NAME	OPTION-BASED AWARDS – VALUE DURING THE YEAR ON VESTING[1] ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] ($)
Tim Gitzel	0	1,527,893	1,084,000
Grant Isaac	0	508,615	366,000
Robert Steane	0	779,205	444,000
Alice Wong	0	339,765	235,000
Sean Quinn	0	130,820	225,000
Ken Seitz	0	0	0

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2015, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2013, vested at December 31, 2015 and paid out to the named executives on March 1, 2016 at $16.51 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on grant date. The named executives realized 92.5% of the grant date value of the PSUs that were granted as part of their total compensation for 2013.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2015 that were paid in 2016.

82    CAMECO CORPORATION

Equity compensation plan information

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

(authorized for issue from treasury under our compensation plans at the end of 2015)

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity compensation plans approved by security holders	8,503,238	$26.04	6,670,881
Equity compensation plans not approved by security holders	–	–	–
Total	8,503,238	$26.04	6,670,881

Of the 8,503,238 options outstanding at December 31, 2015, 6,475,811 were exercisable and 2,027,427 were not.

The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9% of our total and outstanding common shares as of March 8, 2016).

The table below gives details about the number of shares under our stock option plan at the end of 2015 and as of March 8, 2016. The burn rate is the number of options issued in 2015 (965,823), expressed as a percentage of the 395,792,522 Cameco shares that were issued and outstanding as at December 31, 2015.

AS OF DECEMBER 31, 2015

Number of options available for issue under the option plan and other compensation arrangements	6,670,881

Number of options issued in 2015 under the option plan and other compensation arrangements	965,823

2015 Burn rate	0.24%

AS OF MARCH 8, 2016

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	7,876,308 (2.0%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	7,270,811 (1.8%)

Total dilution rate	3.8%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780
Total shares issued under the plan (as at business open on March 8, 2016)	27,870,079
Total shares issued under the plan / total shares issued and outstanding (as at business open on March 8, 2016)	7.0%
Total shares issued and outstanding (as at business open on March 8, 2016)	395,792,522

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Pension benefits

DEFINED CONTRIBUTION PLAN

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2015.

Under the Income Tax Act (Canada), the plan had a contribution limit of $25,370 in 2015, based on a salary of approximately $211,417.

SUPPLEMENTAL EXECUTIVE PENSION PROGRAM

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the strict limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based executives participate in the program. It had 17 active members as at December 31, 2015, with two inactive members, 18 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

The supplemental benefit is based on actual years of service from the participant’s date of hire with Cameco up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $37,920,250 ($17,008,052 for the named executives) as of December 31, 2015. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2015 was $27,900,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

EARLY RETIREMENT

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, Robert Steane is eligible to retire with unreduced benefits. The other named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (at least age 60 with at least 20 years of continuous employment, or age 65, whichever is earlier).

84    CAMECO CORPORATION

EXECUTIVE PENSION VALUE DISCLOSURE

The table below shows the estimated annual pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations and annual pension payable under our pension plans for each named executive.

	NUMBER OF	ANNUAL BENEFITS		PENSION
	YEARS OF	PAYABLE[1]		OBLIGATION AT		NON-	PENSION
NAME	CREDITED SERVICE (#)	AT YEAR END	AT AGE 65	START OF YEAR[2] ($)	COMPENSATORY CHANGE[2,3] ($)	COMPENSATORY CHANGE[4] ($)	OBLIGATION AT YEAR END[5] ($)
Tim Gitzel	8.98	256,300	578,800	3,264,500	548,600	67,700	3,880,800
Grant Isaac	6.47	91,400	388,400	1,085,300	206,200	15,300	1,306,800
Robert Steane	32.80	464,600	464,600	6,185,300	221,500	15,600	6,422,400
Alice Wong	28.92	308,600	424,300	4,769,100	219,500	115,800	5,104,400
Sean Quinn	22.25	227,800	330,900	3,499,700	420,300	84,100	4,004,100
Ken Seitz	11.89	160,400	403,600	2,195,000	190,300	(2,385,300)	0

1.	Annual benefits payable

The annual benefits payable for all named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension program. The defined contribution costs are also included in the service cost as described under Compensatory change. The annual benefits payable do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and at age 65 are based on final average earnings as at December 31, 2015.

2.	Pension obligation at start of year is based on December 31, 2014 accounting assumptions.

Pension obligation at start of year and the compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2014, as reported in our financial statements
●	salary increases of 3.0% each year
●	a discount rate of 3.9% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

See note 26 to our audited 2015 financial statements (in our 2015 annual report and also on our website) for more information about our pension plans.

3.	Compensatory change is the value of the projected pension earned from January 1, 2015 to December 31, 2015 for our registered defined contribution pension plan and supplemental executive pension program.

4.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year. The amount for Ken Seitz is the pension payout he received when he resigned.

5.	Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2015 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2015 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2015, as reported in our financial statements
●	salary increases of 3.0% each year
●	a discount rate of 4.0% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

The pension amounts for all of the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

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Loans to executives

As of March 8, 2016, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

Termination and change of control benefits

We have employment agreements with the named executives. They are for an indefinite period and provide for:

●	a base salary
●	participation in the short-term incentive plan
●	participation in the long-term incentive plans (including PSUs and options)
●	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

●	use or disclose specialized knowledge, contracts and connections obtained while at Cameco
●	compete against us in any way for 12 months after leaving the organization
●	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 89 shows the incremental compensation that would be paid to the named executives if their employment had been terminated on December 31, 2015. If Robert Steane had resigned, it would have been treated as retirement because he is eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

●	a retention incentive of 50,000 stock options granted on July 1, 2011, which vested over three years in 2012, 2013, and 2014, and 70,000 RSUs, also granted on July 1, 2011, which vested on July 1, 2014 and paid out (less withholding taxes) in Cameco shares purchased on the market on July 2, 2014
●	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016
●	a severance period of two years if he is terminated without cause
●	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)
●	a requirement to give a minimum notice of six months for resignation or retirement
●	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary on page 87 for details on compensation upon termination).

OTHER NAMED EXECUTIVES

The employment agreements for the other named executives provide for:

●	a requirement to hold two times their base salary in Cameco shares and qualifying PSUs by December 31 of the fifth year in their current positions
●	a notice period of 18 months if they are terminated without cause
●	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)
●	a requirement to give a minimum notice of three months for resignation or retirement
●	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary on page 87 for details on compensation upon termination).

86    CAMECO CORPORATION

The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION

Retirement[1]	● none	● none, unless the executive retires on or near the last day of the year	● three years to vest ● must be exercised within three years or the original term, whichever is earlier	● performance is measured to the end of the year of retirement ● awards are pro-rated to completed months of service	● all outstanding RSUs are cancelled	● post-retirement benefits continue until age 65 ● once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	● credited service no longer earned

Resignation[2]	● executive must give three months’ notice, except for CEO who must give six months’ notice ● if we waive the notice, we must pay his base salary for the three or six months	● none	● vesting continues for 90 days ● must be exercised within 90 days or the original term, whichever is earlier	● all outstanding PSUs are cancelled	● all outstanding RSUs are cancelled	● none	● credited service no longer earned

Termination without cause[3]	● lump sum equal to base salary and target bonus for the notice period	● none, unless committee exercises discretion, usually when executive has worked most of the year	● options continue to vest for the notice period ● must be exercised within the notice period or by the original expiry date, whichever is earlier	● performance is measured to the end of the year of termination ● awards are pro-rated to completed months of service	● a pro-rated number of awards vest and are valued at the volume-weighted average price of the 20 trading days prior to the termination date	● employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	● coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	● same as for termination without cause	● same as for termination without cause	● all options vest immediately and may be exercised until the original term or 24 months, whichever is earlier	● all PSUs vest and are paid at target within 30 days	● all RSUs vest immediately and are payable in cash within 30 days	● same as for termination without cause	● same as for termination without cause

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TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION

Termination with cause	● none	● all entitlement to the bonus is lost	● vesting continues for 30 days or the original term, whichever is earlier	● all outstanding PSUs are cancelled	● all outstanding RSUs are cancelled	● none	● credited service no longer earned
● must be exercised within 30 days

Death	● none	● pro-rated to date of death	● three years to vest ● must be exercised within three years or original term, whichever is earlier	● performance is measured to end of year of death ● awards are pro-rated to the completed months of service as of date of death	● awards are pro-rated to date of death and valued at the volume-weighted average price of the 20 trading days prior to date of death	● life insurance is paid on death	● credited service no longer earned ● value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of services when he or she retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

2.	Resignation

Robert Steane is eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

88    CAMECO CORPORATION

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2015 or terminated without cause following a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 of the previous table. Ken Seitz was not actively employed at December 31, 2015 and no incremental values would have been be paid.

TYPE OF TERMINATION	SEVERANCE ($)	STI BONUS[1] ($)	OPTIONS[2] ($)	PSUs AND RSUs[3] ($)	BENEFITS[4] ($)	PENSION[5] ($)	TOTAL PAYOUT ($)

Tim Gitzel

Resignation[6]	–	(1,084,000)	–	(2,679,765)	–	–	(3,763,765)

Termination without cause	4,000,000	–	–	–	30,600	793,800	4,824,400

Termination without cause with a change of control	4,000,000	–	–	2,679,765	30,600	793,800	7,504,165

Termination with cause	–	(1,084,000)	–	(2,679,765)	–	–	(3,763,765)

Death	–	–	–	–	–	(323,700)	(323,700)

Grant Isaac

Resignation[6]	–	(366,000)	–	(1,398,579)	–	–	(1,764,569)

Termination without cause	1,443,750	–	–	559,824	21,000	251,500	2,276,074

Termination without cause with a change of control	1,443,750	–	–	1,398,579	21,000	251,500	3,144,829

Termination with cause	–	(366,000)	–	(1,398,579)	–	–	(1,764,579)

Death	–	–	–	342,052	468,900	386,100	1,197,052

Robert Steane

Retirement[7]	–	–	–	–	8,000	–	8,000

Termination without cause	1,517,505	–	–	508,305	11,500	224,000	2,261,310

Termination without cause with a change of control	1,517,505	–	–	1,788,510	11,500	224,000	3,541,515

Termination with cause	–	(444,000)	–	(1,788,510)	–	–	(2,232,510)

Death	–	–	–	423,418	–	(6,175,800)	(5,752,382)

Alice Wong

Resignation[6]	–	(235,000)	–	(746,794)	–	–	(981,794)

Termination without cause	973,800	–	–	497,694	20,400	217,700	1,709,594

Termination without cause with a change of control	973,800	–	–	1,056,864	20,400	217,700	2,268,764

Termination with cause	–	(235,000)	–	(1,056,864)	–	–	(1,291,864)

Death	–	–	–	304,091	432,800	(1,631,200)	(894,309)

Sean Quinn

Resignation[6]	–	(225,000)	–	(403,404)	–	–	(628,404)

Termination without cause	936,000	–	–	–	20,200	220,000	1,176,200

Termination without cause with a change of control	936,000	–	–	403,404	20,200	220,000	1,579,604

Termination with cause	–	(225,000)	–	(403,404)	–	–	(628,404)

Death	–	–	–	–	416,000	(1,164,700)	(748,700)

1.	STI bonus

If the executive resigns or is terminated for cause, he or she forfeits any outstanding STI bonus payment. We calculated the payment being forfeited based on the STI bonus determined in 2016 for 2015 performance.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2015 of the unvested options which would vest upon a termination without cause with a change of control at December 31, 2015. There is no incremental benefit as none of the options are in-the-money.

3.	PSUs and RSUs

If there is a retirement, termination without cause or death, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

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If the executive resigns or is terminated for cause, he or she forfeits any PSU payment. When Ken Seitz resigned in 2015 he forfeited any PSU payment. To determine the amount forfeited, we calculated the payout of the outstanding PSUs based on a 100% performance multiplier and the volume-weighted average price of a Cameco common share on the TSX over the last 20 trading days of 2015 of $16.35.

If the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target and are paid out in the first quarter of 2016. The calculation of the PSUs in this situation is based on a share price of $16.35, the volume-weighted average price of a Cameco common share on the TSX over the last 20 trading days of 2015, as required under the PSU plan.

Grant Isaac, Robert Steane and Alice Wong have RSUs. If any of them resign or are terminated for cause, they forfeit any RSU payment. When Ken Seitz resigned in 2015 he forfeited any RSU payment. To determine the amount forfeited, we calculated the payout of the outstanding RSUs in accordance with the RSU plan based on a share price of $16.35, the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2015. If they are terminated without cause with a change of control, all outstanding RSUs vest immediately, and are paid out within 30 days of December 31, 2015. The calculation of the RSUs in this situation is based on the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2015, as required under the RSU plan. If either of them die, the outstanding RSUs are paid out pro-rated to the date of death. The calculation of the RSUs for Grant Isaac and Alice Wong is based on the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2015, as required under the RSU plan, prorated for service for 22 months of the three-year term, which is the time period from the grant date (March 2014) to December 31, 2015; and it is calculated on the same basis for Robert Steane except that his RSUs are prorated for service for 10 months of the one-year term, which is the time period from his grant date (March 2015) to December 31, 2015.

4.	Benefits

Determined using a discount rate of 4.0% at December 31, 2015. At the discretion of the CEO, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance provided that the executive is at least 57 years old with at least 10 years of service when he or she retires. Tim Gitzel, Grant Isaac, Alice Wong and Sean Quinn are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2015. Ken Seitz was not eligible for post-retirement benefits at his date of resignation.

5.	Pension

The incremental pension benefit on termination without cause, with or without a change of control, is equal to the value of benefits to be credited according to the notice period for each executive and calculated using the December 31, 2015 accounting assumptions (same as the key assumptions set out in note 2 on page 85). The incremental pension benefit on death is the difference between the commuted value on resignation or retirement, if eligible, and the commuted value on death at December 31, 2015. If the commuted value on death is less than the commuted value on resignation (or retirement, in the case of Robert Steane), the pension benefit is negative.

The table below shows the commuted values for resignation (retirement in the case of Robert Steane). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

●	100% vesting
●	the executive’s age or age 55, whichever is later
●	no salary increase after December 31, 2015
●	a discount rate of 2.50% each of the next 10 years and 3.80% each year thereafter for Canadian and US liabilities
●	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2015

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Robert Steane	$7,699,700
	For resignation
	Tim Gitzel	$3,956,600
	Grant Isaac	$1,057,100
	Alice Wong	$6,061,900
	Sean Quinn	$4,489,600
	Ken Seitz	$0

6.	Resignation

Based on their terms of employment in effect on December 31, 2015, if Tim Gitzel, Grant Isaac, Alice Wong or Sean Quinn had voluntarily ended their employment on December 31, 2015, it would have been regarded as a resignation because of their age. They would not receive a severance and would have been required to give six months’ notice (CEO) or three months’ notice prior to resignation. We can waive this notice if we pay six/three months’ base salary. The table assumes that we did not waive the notice period. The total commuted value of the supplemental executive pension program for Ken Seitz was $2,037,800, which was paid out in 2015.

7.	Retirement

The termination on resignation estimate does not apply to Robert Steane because he is eligible to retire, and his resignation would be treated as a retirement.

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Other information

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2017.

Proposals must be submitted to our corporate secretary by January 9, 2017 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.

Advance notice for director nominations

Our bylaws require advance notice for nominating directors at an annual meeting so there is a transparent, structured and fair process in the event of a potential proxy contest for the election of directors. The notice must include the name, address, age, citizenship and certain other information about the nominees. See section 6.2(d) of our bylaws on our website (cameco.com/about/governance/governance-guidelines).

You must send your nomination to our corporate secretary 30 to 65 days before the date of our annual shareholder meeting and it must comply with the bylaw requirements to be eligible for presentation at the meeting.

Information available online

A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

●	2015 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year
●	our most recent annual information form, which has additional information about our audit and finance committee, the audit and finance committee mandate in Appendix A, and other information required by Canadian securities regulators
●	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates
●	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) can be accessed under Company filings on the SEC website (sec.gov).

Documents available in print

You can request a printed copy of the following documents at no charge:

●	our 2015 annual report which includes the audited financial statements and MD&A for the most recently completed financial year
●	any subsequent quarterly reports
●	our most recent annual information form
●	our code of conduct and ethics.

Send a note to the corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

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Appendix A

Interpretation

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.    established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b. in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.

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Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (“board”) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule at least six regular meetings annually and as many additional meetings as necessary to carry out its duties effectively. The board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Notice of the time and place of each meeting of the board must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	adoption of an annual strategic planning process, approval of annual strategic plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

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k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

94    CAMECO CORPORATION

Appendix C

Stock option plan

The following kinds of changes must be approved by shareholders according to the terms of our stock plan:

General

●	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares
●	any change to extend the period after a trading blackout when options can be exercised
●	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period
●	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

●	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan
●	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

●	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
●	any change allowing options to be transferred other than by will or intestate succession.

Securities

●	adding deferred or restricted share units or other share awards that would not involve an actual cash payment
●	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve.

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